===============================================================================

                                   FORM 6-K/A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For APRIL 17, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

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



                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
 1.   Amended Financial Statements of 2001................................3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: April 17, 2002

[Logo] Companhia Vale do Rio Doce                                        [Logo]
       Diretoria de Controle


-------------------------------------------------------------------------------
Financial Statements of 2001
-------------------------------------------------------------------------------

1 Management Report

2 Management's Discussion and Analysis

3 Financial Statements

4 Notes to the Financial Statements



                Financial Statements filed with the Comissao
                     de Valores Mobiliarios CVM (Brazilian
                      Securities Commission) on 04/16/02

LOGO    Companhia Vale do Rio Doce
        Diretoria de Controle





--------------------------------------------------------------------------------

Financial Statements of 2001

--------------------------------------------------------------------------------


1       Management Report

2       Management's Discussion and Analysis

3       Financial Statements and Notes

4       Opinion of the Audit Committee




                  Financial Statements amended at the Comissao
                    de Valores Mobiliarios - CVM (Brazilian
                      Securities Commission) on 04/16/02



                        Gerencia Geral de Controladoria

1


                               Management Report

                            MESSAGE TO SHAREHOLDERS


2001 saw intense effort to lay the foundations for transforming Companhia Vale do Rio Doce into one of the most valuable mining companies in the world. Focus was on four key areas: business strategy, corporate governance, management model and organizational structure.

Strategic directives focused on consolidating investments and positioning CVRD as a global diversified mining company, with associated logistics and power generation businesses. CVRD's world class assets, capable of producing above market average returns, its considerable store of knowledge in the mining of iron ore, manganese, bauxite, gold, potash, kaolin and copper, over the next few years will allow the Company to exploit growth opportunities with high potential to create value for shareholders.

The experience acquired over sixty years in the shipment of iron ore, where efficient logistics are essential to a successful business, together with our extensive transportation network, combine to add powerful leverage for building value. The large investments had already been made in the transportation network, and from now on the focus is to maximize its use and develop the capacity to offer integrated logistics solutions. The potential demand for such services in Brazil is considerable. Our great challenge in this area is to evolve from being operators of a transportation service to becoming providers of dedicated logistics solutions.

2001 demonstrated the tight balance between electricity supply and demand in Brazil. At the same time, it served to underline the correctness of the strategic decision to invest in good hydroelectric power projects to protect the Company against volatility in electricity prices and supply. Companhia Vale do Rio Doce, Brazil's largest consumer of electricity, is striving to minimize its exposure to these risks in such a way as to avoid jeopardizing its ability to achieve its goals. To that end, we already have two power generation plants in operation, Igarapava and Porto Estrela, the latter inaugurated last September, and a further seven under construction.

In all areas of operation, the correct evaluation of opportunities, the continuous search for lower cost of capital, operational excellence and customer focus, are key factors for the successful execution of our strategic plan.

A new corporate governance model has been implemented. Its key characteristics include clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and implementation of policies and guidelines concerning the conduct of business. The Board is now focused on strategic issues, while the Executive Board has been given the autonomy needed to run the Company's businesses.

By the same token, a new management system is being introduced, focused on the creation of value. This should be fully operational by the end of this year. This model, which uses total return to shareholders as its key external measurement, has profound implications on the operation of the Company. Metrics of value at all organizational levels are being designed to ensure that all efforts will be directed to maximizing total shareholder return.

The implementation of this model will introduce a more rigorous analysis of investment projects, monitoring their performance and that of the business units; introduce greater transparency in the decision-making process, improve communication with capital markets and create incentives for value creation. This last aspect, which involves alignment of compensation policy with shareholder interests, has important consequences in the development of a performance-oriented corporate culture.

The organizational structure has been modified to improve focus on the various businesses and capture existing synergies. The Company is now organized under seven divisions, headed by highly skilled professionals.

The year 2001 confirmed the correctness of the Company's chosen path of sustainable and durable growth. The strategic focus, demonstrated by various acquisitions, divestments and new joint ventures, and the quality of the Company's assets and human resources, were key factors in producing the record earnings in 2001 of R$ 3.051 billion, the highest obtained by a private-sector Brazilian company in the year.

This was achieved without losing sight of the Company's social responsibility - one of its most cherished values. The commitment to the concept of sustainable development has led us to invest substantial funds in the rehabilitation and protection of the environment - some US$ 35 million in 2001. At the same time, Fundacao Vale do Rio Doce has developed important initiatives in poor communities, located in areas where the Company operates. These are in the fields of education, culture and the promoting of citizenship values, with investment of approximately US$ 20 million during the year.

The successful global offering of common shares belonging to the Federal Government and the BNDES, probably the largest capital markets transaction of Latin America in 2002, involved funds of US$ 1.9 billion and is a strong show of confidence in the Company's future. We welcome our new shareholders - almost 800,000 - who have demonstrated their belief in CVRD's potential.

We thank our shareholders, clients and suppliers for their contribution to our success, and we give particular thanks to all the employees of the Company who, through their competence and dedication have made CVRD a company of which we can all be proud.

The future holds great challenges for us, which will only be met and overcome through hard work and perseverance on the part of all involved in pursuing the creation of value. This is clearly the way forward for CVRD.

Roger Agnelli

Chief Executive Officer

                        SOCIAL CORPORATE RESPONSIBILITY


ACTION IN THE COMMUNITIES - BUILDING CITIZENSHIP

The Vale do Rio Doce Foundation - (FVRD), an instrument of social action of CVRD - (Companhia Vale do Rio Doce), promotes the development of communities under the influence of the company operations, through actions in the fields of education, social development and culture. In 2001, CVRD invested R$ 20 million in social programs that brought benefits to thousands of citizens.

Education - A major tool in a globalized world and increasingly competitive, education is the main target of FVRD. Its initiatives for the improvement of education are far-reaching and innovative. The Escola que Vale program has been beneficial for more than 15 thousand students and teachers of 33 schools in the states of Para, Maranhao, Minas Gerais and Espirito Santo. The Educacao nos Trilhos project improves the lives of 600 thousand users of Carajas Railway
(EFC) every year. In 2001, the second phase of the program, named Teletrem, was launched, a train where educational programs produced by Futura Channel are exhibited. FVRD also supports the Alfabetizacao Solidaria program.

Social Development - FVRD promotes actions that contribute for the reduction of the social exclusion process, stimulating youth to attend school. In 2001, FVRD entered into a partnership with the Information Technology Democratization Commission - (CDI) and donated computers. Vale Informatica/CDI will act, until December 2002, in 300 Schools of Information Technology and Citizenship, bringing benefits to approximately 51 thousand people in seven states.

Culture - In 2001, The Vale do Rio Doce Museum hosted many important national and international exhibits and received more than 60 thousand visitors. The Vale Memoria program released its Database where testimonies, pictures and documents that tell the history of CVRD are stored. Vale Memoria was granted the Aberje Award in the category of Corporate Heritage.

HUMAN RESOURCES - GENERATING OPPORTUNITIES

Citizenship respect and human being valorization are major issues for CVRD, a company that invests in the quality of life and formation of its employees. Its growth is a result of planned investments, mainly in high technology, research and development. By the end of 2000, CVRD had 11,442 employees. The acquisition of new companies made this figure increase to 13,629 in December 2001. Including the controlled companies, the CVRD Group employs 21,602 people.

Professional Development - CVRD growth is directly related to the professional development of its employees and the company offers opportunities for professional growth to all of them. In 2001, the budget destined to the Human Resources Development programs was of R$ 6.7 million. CVRD has capacity building programs for high school and college graduates, besides student internships. Training for higher education and managerial level employees is also provided, such as MBA and post-graduation, leadership building, foreign languages learning and in-company consultant formation.

Relationship with Employees - Besides modern practices of Human

Resources regarding remuneration, benefits, management and development, CVRD invests in the achievement of a harmonious organizational environment. CVRD practices the Organizational Environment Management, performing a research to monitor the company-employee relationship every two years.


CVRD ENVIRONMENTAL QUALITY - ENSURING THE FUTURE

CVRD Environmental Policy expresses the company's commitment with environmental quality. Legal conformity is the minimum threshold for the operational units, which still comply with CVRD technical rules and internal standards, with preventive and proactive approaches. In 2001, the expenditures on environment amounted to R$ 92,157,000.00.

CVRD is aware of the great influence that environmental issues have on the market, leading shareholders, investors and consumers to give preference to environmentally responsible companies, not only due to the ecological awareness growth, but also for the effects that a bad management of environmental issues may have on the financial and commercial performance. Since the 70's, CVRD has been investing in environmental quality and, even though expenditures on environmental activities were not specified in the accounting structures at that time, records show that US$ 236 million were applied until 1989.

Environmental Programs - In 1994, CVRD implemented its Environmental Audit Program, pioneer in Brazil, with a complete environmental diagnosis of its operations. As a result, it created the First CVRD Environmental Program 1994-2000, involving more than seventy projects, with an investment of approximately US$ 110 million. At the same time, CVRD accomplished an effective insertion of environmental aspects into others managerial issues, implementing its Environmental Quality Management System - SGQA, based on the specifications of Standard ISO 14001. The two first ISO 14001 Certificates obtained by CVRD were unprecedented, at a worldwide level, in its fields of activity: the Mineral Development Center, in the state of Minas Gerais and the Carajas Iron and Manganese Mines.

CVRD Environmental Quality Management System and the periodical corporate audits provide up-to-date and objective information on the operational units environmental performance, avoiding situations that affect its value and act preventively in the processes of acquisition of new assets, performing investigations to evaluate their environmental risks.

Environmental Quality of Operations - The initiatives for improvement of the environmental quality of the operational activities involve all CVRD areas. The most important actions performed until 12/31/2001, grouped into categories are:
Air Quality, Air Pollution Control in the city of Itabira, Air Pollution Control in the city of Tubarao, Water and Effluents, Barriers and Barren Deposits, Solid Waste Management, Rehabilitation of Areas Degraded by Mining Activities and Forest Areas in Industrial Areas and the Vale do Rio Doce Natural Reserve.

CVRD environmental management provides its shareholders with consistent and perennial results, and its clients with products and services of an improved environmental quality, and its employees and service providers with an increased awareness of the importance of environmental protection.

--------------------------------------------------------------------------------
MANAGEMENT REPORT
--------------------------------------------------------------------------------

The year 2001 can be considered a watershed in the history of Companhia Vale do Rio Doce (CVRD), not only because of the quality of its financial and operational results, but more importantly because of the initiatives that will have a major influence on the Company's future, taken with a view to transforming CVRD into one of the most valuable mining companies in the world.


Strategic Guidelines, Corporate Governance and Management Model

o A clear definition has been made of the Company's business strategy. CVRD is a diversified mining company with a global focus, with associated logistics and electricity generation businesses. It has strategic resources, world-class assets, core expertise and the organic growth opportunities needed to satisfy shareholders' value aspirations;

o A corporate governance model has been defined, based on the clear establishment of the roles and responsibilities of the Board of Directors and the Executive Board, and transparency in the decision making process;

o A new management model has been defined, focused on shareholder value creation;

o A new organizational structure has been created, aimed at increasing focus on the various businesses and capturing the synergies between them;

o Development of value metrics to support the decision-making process and a new compensation plan with incentives aligned with shareholders objectives;

o An internal and external communications policy has been developed, emphasizing transparency for the monitoring of performance and the fulfillment of targets for each project and business unit.

Strategic Moves

o Sale of non-core assets - Acominas, CSN, Bahia Sul, Cenibra, Rio Doce Pasha and ships of Docenave - for US$ 1.3 billion;

o CVRD has consolidated its leadership in the global iron ore market, with the acquisitions of Socoimex, Samitri, Samarco, GIIC, Ferteco and Caemi, representing total investment of US$ 1.7 billion;

o Full control of the Sossego project has been purchased for US$ 42.5 million. Substantial cost savings have turned Sossego into one of the lowest capex cost per ton copper projects in the world. The project is expected to come on stream in mid 2004;

o A Memorandum of Understanding has been signed with Codelco, the world's largest copper producer, with the aim of forming a joint venture to explore copper prospecting and mining opportunities.

Financial and Operational Performance in 2001

Despite the difficulties represented by the global recession and the various shocks suffered by the Brazilian economy, previous records were exceeded for sales of iron ore and pellets, the transportation of railroad cargo, earnings, dividend distribution and cash generation.

--------------------------------------------------------------------------------
             CONSOLIDATED GROSS REVENUE BREAKDOWN BY PRODUCT - 2001
--------------------------------------------------------------------------------

[REPRESENTATION OF CHART]


          RS$ 11.015 billion

                    Minerio de Ferro .............       37.7
                    Pelotas.......................       16.1
                    Logistica ....................       13.5
                    AlumInio .....................       10.1
                    Aco ..........................       10.4
                    Minerais Industriais .........        2.3
                    Ouro .........................          3
                    Outros .......................        1.2
                    Manganes e Ferro-ligas .......        5.7

--------------------------------------------------------------------------------
Exports: US$3.297 billion
--------------------------------------------------------------------------------

o Consolidated sales of iron ore and pellets amounted to 143.6 million tons, beating the previous record set in 2000 of 118 million tons by 21.7%. Important contracts were signed during the year for the sale of iron ore and pellets with Baosteel, China's largest steelmaker and Acesita, the largest producer of stainless steel in Latin America, a subsidiary of Arcelor, the largest steelmaker in the world.;

o Cargo transported by the Carajas (EFC) and Vitoria a Minas (EFVM) Railroads amounted to 167.4 million tons, compared to the previous record set in 2000 of 164 million tons. The transportation of general cargo (products other than iron ore or pellets) by EFC and EFVM totaled 12.9 billion net ton kilometers (ntk), 4% up on the record in the previous year of 12.4 billion ntk;

o Consolidated gross revenue was R$ 11.015 billion, an increase of 21.7% over 2000 (R$ 9.048 billion);

o The Company's consolidated exports amounted to US$ 3.297 billion in 2001, compared to US$ 3.016 billion in 2000. Net exports - exports minus imports
     - amounted to US$ 2.883 billion. CVRD was the company that contributed most to Brazil's trade surplus in 2001;

o CVRD registered record net earnings for the fifth consecutive year in 2001 with a net profit of R$ 3.051 billion. This result was 43% higher than the previous year's figure of R$ 2.133 billion. Between 1997 and 2001, CVRD's net earnings have grown at an average annual rate of 41.7%;

--------------------------------------------------------------------------------
                                  Net Earnings
--------------------------------------------------------------------------------
[REPRESENTATION OF CHART]


     R$ million

               1997     756
               1998    1029
               1999    1251
               2000    2133
               2001    3051

--------------------------------------------------------------------------------

o    Return on shareholders' equity was 25.9%, compared to 20.2% in 2000;

o Profit distribution in 2000, in the form of interest on shareholders' equity, was a record R$ 1.774 billion, the equivalent of R$ 4.61 per share;

o Between January 1997 and December 2001, the total return to CVRD shareholders, including dividends and capital gains, was 11.8% p.a., based on values expressed in US$;


--------------------------------------------------------------------------------
                              Dividends per Share
--------------------------------------------------------------------------------



        R$
               1997    1.34
               1998     1.9
               1999    2.28
               2000    3.33
               2001    4.61

Profit distribution in the form of interest on shareholders' equity

--------------------------------------------------------------------------------

o Consolidated cash generation, as measured by EBITDA (earnings before interest, taxes, depreciation and amortization) amounted to R$ 5.128 billion, up 35.4%. The high EBITDA/sales ratio in 2001 of 48.5% reveals the Company's ability to convert revenue into operating profit;

--------------------------------------------------------------------------------
                      CONSOLIDATED EBITDA BREAKDOWN - 2001
--------------------------------------------------------------------------------


        R$5.128 billion
               Ferrosos          74
               Nao Ferrosos       4
               Logistica          7
               Aluminio          10
               Siderurgia         5

--------------------------------------------------------------------------------

o The ferrous minerals area (iron ore, pellets, manganese and ferro-alloys) was responsible for 74% of cash flow generated, the area of aluminum for 10%, logistics 7%, steel 5% and non-ferrous minerals (gold, potash and kaolin) 4%.

The quality of the Company's assets and the acquisitions and divestments made were all extremely important in obtaining these results. The devaluation of the Brazilian real against the US dollars helped to improve both margins and cash flow, bearing in mind that more than 80% of revenues are denominated or indexed in US dollars, while more than 70% of costs are in Brazilian reais. Nevertheless, the exchange rate variation resulted in a negative effect on net profit in the short-term, due to the impact on foreign currency denominated net liabilities (net debt less foreign assets). Over time, this impact is more than compensated for by the positive effect of cash flow.

--------------------------------------------------------------------------------
FINANCIAL INDICATORS                1999               2000                2001
Consolidated - R$ billion
--------------------------------------------------------------------------------
Gross Revenue                      7.162              9.048              11.015
--------------------------------------------------------------------------------
Exports (US$ billion)              2.271              3.016               3.297
--------------------------------------------------------------------------------
Net Earnings                       1.251              2.133               3.051
--------------------------------------------------------------------------------
Net Earnings Per Share (R$)         3.25               5.54                7.95
--------------------------------------------------------------------------------
Distribution of Profits *          0.878              1.282               1.774
--------------------------------------------------------------------------------
EBITDA                             3.214              3.788               5.128
--------------------------------------------------------------------------------
EBITDA Margin (%)                   46.1               43.1                48.5
--------------------------------------------------------------------------------
Return on Equity (%)                11.9               20.2                25.9
-------------------------------------------------------------------------------
* In the form of interest on shareholders' equity.

Investments

CVRD invested US$ 1.537 billion in 2001, 88.5% of capital expenditure being allocated to mining. Over the last five years, the Company has carried out capital expenditure of US$ 4.416 billion, generating jobs and income in Brazil and launching new platforms for growth and the creation of value.

--------------------------------------------------------------------------------
                                  Investments
--------------------------------------------------------------------------------
[REPRESENTATION OF GRAPHIC]


               1997             468
               1998             466
               1999             343
               2000            1602
               2001            1537
                               ----
               Total           4416
                               ====


--------------------------------------------------------------------------------

Recognition

CVRD won the following awards for recognition for its standards of excellence, such as:

o    Chosen by Global Finance magazine as "Best Mining Company in Latin
     America";

o    Chosen by Euromoney as "Best Corporate Borrower in Latin America";

o Chosen by the magazine Brasil Mineral as "Mineral Sector Company of the Year";

o Awarded the ANIMEC (National Association of Capital Market Investors) seal of quality for good shareholder relations.


Subsequent Events

Investments

In March 2002, the Sao Luis pelletizing plant was inaugurated, in the state of Maranhao. This plant, the most modern in the world in terms of automation, energy consumption efficiency and protection of the environment, has a production capacity of six million tons of pellets a year. This investment is consistent with the long term growth trend in global demand for pellets, consolidating CVRD's leadership in the sector and providing an additional source of export growth in Brazil.

Confidence of Capital Markets

In March 2002, CVRD was involved in two important transactions in the world's capital markets:

o The Company issued US$ 300 million worth of bonds, with a term of five years. This issue received Moody's risk classification Baa2. According to Moody's classification scale, Baa2 corresponds to an investment grade and is five notches above Brazilian sovereign debt rating. The spread over the US Treasury Bonds, with a similar maturity date, was 455 basis points, the lowest for recent issues by Brazilian companies with the same maturity, since the Russian moratorium in August 1998;

o The third and final stage of the Company's privatization was successfully completed with the global offering of 78,787,838 common shares held by the National Treasury and the BNDES (National Economic Development Bank). The offer was oversubscribed more than three times, the shares being placed with institutional investors in 17 countries: Brazil, U.S., Canada, U.K., Ireland, Germany, Denmark, Spain, France, Holland, Italy, Kuwait, Luxembourg, Sweden, Switzerland, Australia and China (Hong Kong) - and 792,443 individual shareholders in Brazil. CVRD's common shares began trading on the New York Stock Exchange on March 21, 2002 as American Depositary Receipts (ADRs), identified by ticker symbol RIO.

The success of these transactions demonstrates the strong confidence that Brazilian and foreign investors have in CVRD's future. The soundness of the Company's balance sheet and strong cash generation ensures credibility in the international debt market. A well defined long term strategy, good corporate governance, operational excellence, unquestioned leadership in the global iron ore market, and significant growth opportunities in ferrous minerals, copper, bauxite, alumina and logistics services, were all important factors in attracting the large and diverse contingent of new shareholders.

Recognition

o Research carried out in February 2002 by the investment bank CLSA among international investors on the quality of corporate governance, classified CVRD as among the top twenty best companies in emerging markets (Africa, Asia, Latin America, and Eastern Europe).

CONTENTS


Part I                                                                     Page


1-    Management's Discussion and Analysis of the Operating
      Results for Year Ended December 31, 2001 Compared with
      Year Ended December 31, 2000                                           03

      1.1-   General Aspects                                                 03

      1.2-   Comments on the Parent Company Results                          06
             1.2.1- Gross Revenues                                           06
             1.2.2- Cost of Products and Services                            08
             1.2.3- Result of Shareholdings                                  08
             1.2.4- Operating Expenses                                       10
             1.2.5- Net Financial Result                                     11
             1.2.6- Discontinued Operations                                  11
             1.2.7- Cash Flow                                                11
             1.2.8- Income Tax and Social Contribution                       11

      1.3-   Comments on the Consolidated                                    11
             1.3.1- Consolidated Gross Revenue                               11
             1.3.2- Cost of Products and Services                            12

Part II
Financial Statement and Notes to the financial statements

2-    Balance Sheet                                                          13

3-    Statement of Income                                                    14

4-    Statement of Changes in Stockholders' Equity                           15

5-    Statement of Changes in Financial Position                             16

6-    Statement of Cash Flows (Additional Information)                       17

7-    Statement of Value Added (Additional Information)                      18

8-    Labor and Social Indicators (Additional Information)                   19

9-    Notes to the Financial Statements on December 31, 2001 and 2000        20

      9.1-   Operations                                                      20
      9.2-   Presentation of Financial Statements                            20
      9.3-   Principles of Consolidation                                     20
      9.4-   Significant Accounting Policies                                 20
      9.5-   Cash and Cash Equivalents                                       21
      9.6-   Accounts Receivable from Customers                              21
      9.7-   Transactions with Related Parties                               22
      9.8-   Inventories                                                     23
      9.9-   Deferred Income Tax and Social Contribution                     23
      9.10-  Investments                                                     25


                                 CVRD                                      1

      9.11-  Property, Plant and Equipment                                   29
      9.12-  Loans and Financing                                             30
      9.13-  Securitization Program                                          32
      9.14-  Contingent Liabilities                                          32
      9.15-  Environmental and Site Reclamation and Restoration Costs        34
      9.16-  Pension Plan - Valia                                            34
      9.17-  Capital                                                         36
      9.18-  American Depositary Receipts (ADR) Program                      37
      9.19-  Treasury Stock                                                  37
      9.20-  Reserves                                                        37
      9.21-  Remuneration of stockholders                                    38
      9.22-  Financial Results                                               39
      9.23-  Financial Instruments - Derivatives                             39
      9.24-  Exchange Rate Exposure                                          42
      9.25-  Income Statement Reclassifications - CVRD                       43
      9.26-  Effects on the Statements if Adopted the Monetary
             Restatement (unaudited)                                         43
      9.27-  Segment and Geographic Information                              45
      9.28-  Insurance                                                       49
      9.29-  Profit Sharing Plan                                             49
      9.30-  Concessions and Leases                                          49
      9.31-  Subsequent Events                                               50
      9.32-  Shareholding Interests Organizational Chart on 12/31/01         51

Part III

10-   Attachment I - Statement of investments in subsidiaries and
      jointly controlled companies                                           52

11-   Attachment II - Accounting Information
      11.1-  Aluminum Area (Adjusted)                                        53
      11.2-  Pelletizing Affiliates (Adjusted)                               54

12-   Opinion of Independent Accountants                                     55

13-   Members of the Board of Directors, Audit Committee,
      Chief Executive Officer and Executive Directors                        56


2                                    CVRD

                                     Part I

                             Expressed in millions

1- Management's Discussion and Analysis of the Operating Results for Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

1.1-    General Aspects

(a) The Company's segments of business are mining, logistics and energy, as follows:

        o Ferrous minerals: includes iron ore and pellets as well as manganese and ferro-alloys;

        o    Non-ferrous minerals: includes gold, kaolin, potash and copper;

        o Logistics: includes railroads, ports and maritime terminals and shipping;

        o    Energy: includes electric power generation; and

        o Shareholdings: includes interests in producers of aluminum, steel and fertilizers.

        Ferrous Minerals

        Iron Ore and Pellets

        The main mining activities involve iron ore, through two world-class integrated systems for ore production and distribution, each consisting of mines, railroads and maritime terminals. The Southern System, based in the states of Minas Gerais and Espirito Santo, has total proven and probable iron ore reserves of approximately 2.3 billion tons. The Northern System, based in the states of Para and Maranhao, has total proven and probably reserves of some 1.2 billion tons. Currently CVRD operates nine pelletizing plants, six of them in joint ventures with international partners. The Company also has a 50% interest in Samarco, which owns and operates two pelletizing plants. The Sao Luis pelletizing plant was inaugurated on March 26, 2002, with annual capacity of six million tons.

        Iron ore export sales are generally made pursuant to long-term supply contracts which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Contract prices also depend on transportation costs. Fines, lump ore and pellets command different prices. Annual price negotiations generally occur from November to February of each year, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each year. In the European market, the renegotiated prices are effective as of January of each year. Because of the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are less commodity-like than other minerals. This factor combined with the structure of the market has prevented the development of an iron ore futures market. Nowadays, the Company does not hedge its exposure to iron ore price volatility.

        Manganese and Ferro-alloys

        This activity is carried out through the subsidiaries Sibra, Urucum and Rio Doce Manganese (in France). The ore is extracted from the Azul Mine in the Carajas region, in the state of Para, and the Urucum Mine in the Pantanal region, in the state of Mato Grosso do Sul. Beneficiation is done on site at both units.

        Non-ferrous Minerals

        Gold

        Gold operations are carried out by the Company itself. These operations began in 1984 and currently there are three mines in operation.

        Potash

        The potash is found in natural deposits and is an important raw material for making fertilizers. The Company leases a potash mine in the state of Sergipe from Petroleo Brasileiro S.A. - PETROBRAS. It is the only mine of its type in the country and its present capacity is some 600 thousand tons a year.

                                      CVRD                                     3

        Kaolin

        Kaolin activities are conducted through the subsidiary Para Pigmentos S.A., which began operations in August 1996. Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Para Pigmentos has a four-stage expansion program under way to boost capacity in response to an expected increase in demand for kaolin.

        Copper

        CVRD's copper activities are still in the implementation phase. The Company holds 100% of the Sossego mine project in the Carajas region, with estimated yearly capacity of 140 thousand tons, as well as participating in four joint-venture projects in Brazil. These five projects contain approximately 1.7 billion tons of ore with an average metal content of 1.02%.

        Logistics

        CVRD is one of the leaders in the Brazilian transportation sector, providing transport and related services to various clients. Built originally to serve the Company's iron ore business, the logistics system includes the Vitoria-Minas Railroad and Tubarao and Praia Mole ports in the Southern System, and the Carajas Railroad and Ponta da Madeira Marine Terminal in the Northern System. In addition, in the last five years the Company has acquired stakes in three privatized railroads. The principal cargo of the Vitoria-Minas Railroad is the Company's own iron ore, along with steel, coal, pig iron, limestone and carried for steel manufacturers located in the states of Minas Gerais and Espirito Santo. The railroads charge market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.

        Aluminum Operations

        The Company sells aluminum to an active world market in which prices are determined based on prices for the metal quoted on the London Metals Exchange or the Commodity Exchange, Inc (COMEX) at the time of delivery.

        The wholly-owned subsidiary Aluvale conducts aluminum operations basically through joint ventures. These include mining of bauxite, which is refined into alumina and then smelted into aluminum for commercialization. Aluvale operates its bauxite extraction activities through a 40% participation in the joint venture Mineracao Rio do Norte S.A. - MRN, which holds substantial reserves of bauxite with a low separation index and high recovery rate. Aluvale has a 50% interest in the voting capital of Alunorte, which refines the bauxite into alumina. The Company also acts in aluminum smelting through Albras, in which it detains a 51% interest, and through Valesul, of which it owns 54.1%.

        Energy

        In 2001, the Company decided to make energy one of its main businesses, even though current energy production does not represent a significant percentage of activities. At present, CVRD has stakes in nine hydroelectric projects, two of which have already started operating. These nine projects have a total projected capacity of 3,364MW. Depending on market conditions, the electricity generated by these plants will be sold to the market and/or used in own operations.

(b) The variations of the main currencies and indexes in 2001 and 2000 in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

                                                  (DELTA)% Currencies/Indexes                    Parity
                   -----------------------------------------------------------  ------------------------
        Year        U.S. DOLLAR        YEN       GOLD        IGPM        TJLP     US$ x R$    US$ x Yen
        ---------- -------------  --------- ----------  ---------- -----------  -----------  -----------
        2001               18.7        3.7        1.2        10.4         9.5       2.3204        131.3
        2000                9.3       (2.2)      (5.4)       10.0        10.8       1.9554        114.7
        1999               48.0       62.6        0.9        20.1        13.2       1.7890        102.4
        1998                8.3       25.3       (0.8)        1.8        11.8       1.2087        112.7

        About 59% of the Company's gross revenue in 2001 and 63% of the consolidated revenue is derived from exports and, additionally, part of domestic sales are denominated in U.S. dollars, while the costs are in mainly incurred in reais. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows;

        Approximately 95% of the short-term and long-term loans of the Company in 2001 (90% of the consolidated) are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 9.12 and 9.22);


4                                    CVRD

(c)     Divestitures

        CVRD continues to take steps in mine with its strategy to concentrate on core business activities.

        Pulp and paper - in March 2001, CVRD sold its holding in Bahia Sul Celulose S.A., for US$ 320. In September 2001, CVRD concluded the sale of its stake in Celulose Nipo-Brasileira S.A. to Japan Brazil Paper and Pulp Resources Development Co. for US$ 670.5. The Company continues to explore the divestitures in Celmar S.A. and Florestas Rio Doce S.A..

        Steel - in December 2000, the 2.3% stake in Acominas was exchanged for US$ 10 worth of preferred shares of Gerdau S.A., a publicly listed steel company, whose shares CVRD intends to sell in the future.

        Logistics - the process of divesting the dry bulk cargo shipping assets has begun. In September 2001, an agreement was reached to sell six bulk carriers of Docenave, to Spain's Empresa Naviera Elcano S.A., for US$53. This transaction was concluded in February 2002. Finally, the Company sold one bulk carrier of the subsidiary Seamar.

        The divestitures already concluded on December 31, 2001, which include Bahia Sul and Cenibra (pulp and paper) and Acominas and CSN (steel) generated an equity result of R$ 176 (R$ 272 in 2000) and dividends / interest on stockholders' equity of R$ 82 (R$ 16 in 2000).

        In line with our strategy to consolidate and focus on mining, logistics and energy, in the first quarter of 2001, we implemented a program to unwind our cross-holding relationships with Companhia Siderurgica Nacional - CSN.

        In March 2001, CSN concluded the sale of its shares in Valepar, CVRD main shareholder, to Litel Participacoes S.A., Bradesplan Participacoes S.A. and Bradespar S.A.. Bradesplan and Bradespar subsequently transferred their shares in Valepar to Babie Participacoes S.A.. Babie is a holding company owned by Bradesplan and Bradespar.

        The Company disposed of its 10.3% stake in CSN, transferring its interest, valued at US$ 249 million, to Fundacao Vale do Rio Doce de Seguridade Social - VALIA, the employee pension fund, in order to satisfy a funding obligation it had to VALIA. The transfer price was based on the market value of CSN's shares at the time of the transaction.

        As part of the unwinding transaction, CSN granted CVRD the following rights of first refusal relating to CSN's Casa de Pedra Mine, each of which lasts for a period of 30 years:

        o the right to purchase any iron ore produced by the mine beyond CSN's internal requirements;

        o the right to purchase or to rent the mine should CSN decide to sell or lease it, and;

        o the right to become a partner should CSN decide to form a pelletizing joint venture with a third party with iron ore produced by the mine.

        In return, CVRD has granted CSN a right of first refusal to participate with CVRD in the construction of any new steel producing facilities that CVRD undertakes in the next five years.

(d)     Investments

        In May 2000, CVRD acquired 100% of Mineracao Socoimex, a mining company located in Minas Gerais, for approximately R$ 102. Upon incorporation of Socoimex in August 2000, the Company began operating the Gongo Soco iron ore mine, with proven and probable reserves of 106 million tons and yearly capacity of 7 million tons.

        In May 2000, CVRD acquired control of Samitri, and then raised its stake to 100%. The total cost of this acquisition was R$ 1,324. In October 2001, Samitri was incorporated into the Company, and since then CVRD has operated the Alegria, Agua Limpa and Corrego do Meio mining complexes in the state of Minas Gerais, with annual capacity of 17.5 million tons and proven and probable reserves of 709 million tons of high-grade hematite. The acquisition of Samitri also permitted acquisition of 50% of the pelletizing operations of Samarco.

        In April 2001, Ferteco was purchased entirely from Thyssen Krupp Stahl AG for approximately R$ 1,167. Ferteco is one of Brazil's largest producers of iron ore, with yearly capacity of 15 million tons. It has deposits of 263 million tons of hematite and itabirite, with similar quality to CVRD's Southern System reserves. It operates two open-pit mines, Fabrica and Feijao, and a pelletizing plant in the Iron Ore Quadrangle region of Minas Gerais, which has yearly capacity of 4 million tons.

        In August 2001, a strategic agreement was reached with Baosteel, a steel maker located in the Republic of China, to supply approximately 6 million tons of iron ore over a period of 20 years. Besides this, CVRD and Baosteel agreed to form the joint venture Baovale Mineracao S.A.. In October 2001, the Company assigned its mineral rights relative to the Agua Limpa complex, located in the Southern System, to Baovale, which resulted in a reduction of 68.8 million tons in its proven and probable reserves. In counterpart,


                                     CVRD                                      5

        Baosteel paid R$ 52 for its 50% stake in Baovale. In exchange for monthly remuneration, Baovale leases its rights over the mine, which the Company continues to operate. It is expected that this deal will increase the presence of CVRD in the Asian market.

        In September 2001, the Company acquired 99.99% of Belem Administracoes e Participacoes Ltda. (Belem) from Bethlehem Steel Corporation and Bethlehem Steel International Corporation for approximately R$ 68. Belem is a non-operating company that holds a 9.9% stake in Empreendimentos Brasileiros de Mineracao (EBM). EBM is a privately held company controlled by Caemi, a Brazilian producer of iron ore and pellets, as well as kaolin and refractory bauxite. In December 2001, CVRD acquired 50% of the voting capital of Caemi for about R$ 670. At present, the Company holds 50% of the voting capital and 17% of the total capital of Caemi. Mitsui & Co. Ltd. detains the other 50% of the voting capital of Caemi.

(e) In 2001, US$ 1,442 million in net foreign exchange was generated by the Parent Company (US$ 2,494 million consolidated):

                                                               (in US$ millions)
                               -------------------------------------------------
                                       Parent company              Consolidated
                               ----------------------    -----------------------
                                    2001         2000           2001        2000
                               ---------   ----------    -----------  ----------
Trade balance
       Exports                    1,963        1,465          3,297       3,016
       Imports                     (272)        (132)          (414)       (291)
                               ---------   ----------    -----------  ----------
                                  1,691        1,333          2,883       2,725
Balance of services
       Interest                    (145)        (132)          (187)       (207)
       Profits and dividends       (215)         (54)          (227)        (95)
                               ---------   ----------    -----------  ----------
                                   (360)        (186)          (414)       (302)
Capital flows
       Investments                   19            -             32         188
       Loans and financing          375        1,322            511       1,578
       Amortization                (283)        (629)          (518)       (998)
                               ---------   ----------    -----------  ----------
                                    111          693             25         768
                               ---------   ----------    -----------  ----------

Net foreign exchange generated    1,442        1,840          2,494       3,191
                               =========   ==========    ===========  ==========

1.2-    Comments on the Parent Company Results

The net income of the Company for 2001 was R$ 3,051, a 43% increase over the R$ 2,133 in 2000, raising the earnings per share to R$ 7.95 in 2001 from R$ 5.54 in 2000.

The gross margin reached 48.9% in 2001, against 49.2% in 2000. The cost of products and services increased 28.8% (from R$ 2,531 in 2000 to R$ 3,261 in 2001), while gross revenue rose 28% (from R$ 5,169 in 2000 to R$ 6,617 in
2001).

Stockholder remuneration per outstanding common or preferred share is R$ 4.61 (a 38.4% increase over the previous year's R$ 3.33), totaling R$ 1,774, which corresponds to 58.1% of the net profit for the year. The Company paid R$ 989 of interest on stockholders' equity in December 2001, and will pay the remaining balance by April 30, 2002.

In 2001, total capital expenditures reached US$ 1,581 million, 1.3% less than in 2000 (US$ 1,602 million). The Company has budgeted capital expenditures of approximately US$ 956 million in 2002.

1.2.1-  Gross Revenues

Gross revenues increased 28% (from R$ 5,169 in 2000 to R$ 6,617 in 2001). This reflects the strengthening of the U.S. dollar against the real as well as a growth in iron ore and pellet sales volume, offset in part by a decrease in the volumes of other products and services sold. The increase in iron ore sales is due to the assumption of operations of mines formerly belonging to Socoimex and Samitri in August 2000 and May 2001, respectively. However, these events also resulted in a decrease in gross revenue from railroad transport and port services since CVRD ceased to sell these services to Socoimex and absorbed such costs as lessee of the Samitri mines. The capital contribution of the Azul manganese mine made in the subsidiary SIBRA in December 2000, caused a drop in manganese revenue for the Company, offset by an increase in the sales of SIBRA.


6                                    CVRD

The following table shows sales volume and revenues by products and services:

                              In thousands of metric tons
                                             (except gold)                         In millions of reais
                              ----------------------------               -------------------------------
                                      2001           2000     (DELTA)%            2001             2000     (DELTA)%
                              ------------- --------------  ----------   --------------  --------------- -----------
External market
      Iron ore                      77,441         66,313        16.8            2,732            1,847        47.9
      Pellets                       12,598         13,330        (5.5)             869              717        21.2
                              ------------- --------------               --------------  ---------------
                                    90,039         79,643        13.1            3,601            2,564        40.4
                              ------------- --------------               --------------  ---------------
Internal market
      Iron ore                      37,122         34,881         6.4            1,087              862        26.1
      Pellets                        2,787          2,216        25.8              278              189        47.1
                              ------------- --------------               --------------  ---------------
                                    39,909         37,097         7.6            1,365            1,051        29.9
                              ------------- --------------               --------------  ---------------
Total
      Iron ore                     114,563        101,194        13.2            3,819            2,709        41.0
      Pellets                       15,385         15,546        (1.0)           1,147              906        26.6
                              ------------- --------------               --------------  ---------------
                                   129,948        116,740        11.3            4,966            3,615        37.4
                              ------------- --------------               --------------  ---------------

Railroad transportation             60,371         65,945        (8.5)             835              762         9.6

Port services                       31,718         41,158       (22.9)             232              206        12.6

Gold (kg)
   External market                  15,815         17,370        (9.0)             331              285        16.1
   Internal market                       -             17           -                -                -           -
                              ------------- --------------               --------------  ---------------
                                    15,815         17,387        (9.0)             331              285        16.1
                              ------------- --------------               --------------  ---------------

Manganese
   External market                      77            876       (91.2)               6               72       (91.7)
   Internal market                     138            424       (67.5)              16               47       (66.0)
                              ------------- --------------               --------------  ---------------
                                       215          1,300       (83.5)              22              119       (81.5)
                              ------------- --------------               --------------  ---------------

Potash                                 503            561       (10.3)             166              155         7.1
Other products and services              -              -           -               65               27       140.7
                                                                         --------------  ---------------
                                                                                 6,617            5,169        28.0
                                                                         ==============  ===============


                               [GRAPHIC OMITTED -- PIE CHART]


(*) Part of sales to the internal market are in U.S. dollars.


                                     CVRD                                      7

1.2.2-  Cost of Products and Services

The increase of 28.8% in the cost of products and services (from R$ 2,531 in 2000 to R$ 3,261 in 2001) resulted from the incorporation of the Socoimex mines, leasing of the Samitri mines, revision of depreciation rates, as well as increases in fuel oil prices and consumption, the devaluation of the real against the U.S. dollar and increased purchase of pellets for resale. The following table shows each component of the cost of products and services, and the change between periods :

By category

                                                    Denominated
                                        ------------------------
                                               R$         US$        2001       2000    (DELTA)%
                                        ---------- -----------  ---------- ---------- ---------
Personnel                                     456           -         456        407      12.0
Material                                      190         213         403        375       7.5
Oil and gas                                   213         114         327        256      27.7
Outsourced services                           448           7         455        320      42.2
Energy                                        100           -         100         70      42.9
Others                                         85         138         223        183      21.9
                                        ---------- -----------  ---------- ----------
Subtotal                                    1,492         472       1,964      1,611      21.9
Acquisition of iron ore and pellets            28         794         822        650      26.5
Depreciation and depletion                    475           -         475        270      75.9
                                        ---------- -----------  ---------- ----------
Total                                       1,995       1,266       3,261      2,531      28.8
                                        ========== ===========  ========== ==========
                                              61%         39%        100%
                                        ========== ===========  ==========

1.2.3- Result of Shareholdings

Equity earnings, decreasing from a gain of R$ 715 in 2000 to R$ 37 in 2001. This variation was due to a combination of the following factors:

o Recognition of the provision for losses and full amortization of the goodwill on investments with negative equities liability (Note 9.10);

o The positive effects of the 18.7% devaluation of the real against the U.S. dollar in 2001 (as compared to 9.3% in the same period of 2000) in the companies operating abroad, offset by the negative effects in the companies in Brazil with debt denominated in U.S. dollars;

o Reduction in prices and quantities sold for aluminum and quantities of pellets sold.

The results of shareholdings by business area are as follows:

Business Area                              2001              2000
------------------------------  ----------------  ----------------
Ferrous
.. Iron ore and pellets                      268               253
.. Manganese and ferro-alloys                  9                15
Non-ferrous                                (140)              (14)
Logistics                                  (334)               13
Investments
.. Steel                                     165               103
.. Pulp and paper                            (93)                8
.. Aluminum                                  170               327
.. Fertilizers                                14                10
Others                                      (22)                -
                                ----------------  ----------------
                                             37               715
                                ================  ================

The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.


8                                    CVRD

Ferrous

(a)  Iron ore and pellets


..    ITABRASCO - An improved equity result of R$ 7 (a gain of R$ 14 in 2001 compared to a gain of R$ 7 in 2000) due to the increase in the average sales price of 2.4% (US$ 31.72 per ton in 2001 against US$ 30.98 per ton in 2000) and an increase in the positive effects of exchange rate variation on assets, offset in part by a 5.7% decrease in sales volume (3,287 thousand tons in 2001 against 3,486 thousand tons in 2000).

..    ITACO - An improved equity result of R$ 33 (a gain of R$ 86 in 2001 compared to a gain of R$ 53 in 2000) , due to the recording of R$ 102 of a positive equity result in CVRD Overseas, (the company was set up in August 2000 to facilitate the process of securitization of receivables) and R$ 15 in positive equity result in GIIC, offset in part by amortization of goodwill in GIIC in the amount of R$ 60. In operational terms, iron ore sales increased by 15.1% (48,028 thousand tons in 2001 against 41,744 thousand tons in 2000).

..    KOBRASCO - A reduction of R$ 22 in the equity result (a loss of R$ 19 in
     2001 compared to a gain of R$ 3 in 2000) because of the negative effects of exchange rate variation on debt, the booking of R$ 19 as a provision for realization of credits from ICMS (VAT) and 5.2% lower sales volume (4,184 thousand tons in 2001 versus 4,415 thousand tons in 2000), compensated in part by a 2.9% increase in the average sales price (US$
     30.93 per ton in 2001 against US$ 30.05 per ton in 2000).

..    NIBRASCO - A reduction of R$ 25 in the equity result (a loss of R$ 7 in
     2001 compared to a gain of R$ 18 in 2000) due to recording of a R$ 15 provision for credits from ICMS, 20.2% lower sales volume (6,993 thousand tons in 2001 against 8,764 thousand tons in 2000) and a decrease of 1.1% in average sales price (US$ 29.80 in 2001 versus US$ 30.13 in 2000).

..    RDE - An improved equity result of R$ 25 (a gain of R$ 172 in 2001 compared to a gain of R$ 147 in 2000) basically caused by the appreciation of the dollar against the real (positive exchange rate variation of R$ 119 in 2001 against a positive variation of R$ 43 in 2000).

..    SAMARCO - A R$ 59 equity result in 2001, due to a reduction in the negative effects of exchange rate variation on debt. In operational terms, the sales volume decreased by 23.4% (11,201 thousand tons in 2001 compared to 14,622 thousand tons in 2000) and the average sales price increased by 1% (US$ 29.70 in 2001 against US$ 29.40 in 2000).

..    Samitri - A reduction of R$ 8 in the equity result (a gain of R$ 1 in 2001 compared to a gain of R$ 9 in 2000) due to the negative effect of exchange rate variation on the debt of Samarco. The company was acquired in May
     2000 and merged into CVRD in October 2001.

..    SOCOIMEX - Equity result of R$ 6 in 2000. The company was acquired in May
     2000 and merged into CVRD in August 2000.

..    FERTECO - A negative equity result of R$ 55 due to the recording of exchange rate variation on loans indexed in dollars contracted for the acquisition of Ferteco, offset partly by a positive R$ 52 equity result in own operations.

(b)  Manganese and Ferro-alloys

..    RDME - A improved equity result of R$ 6 (a gain of R$ 11 in 2001 compared with a gain of R$ 5 in 2000) mainly due to the appreciation of the French franc against the real in 2001, reduced by integral amortization of goodwill in the amount of R$ 9.

..    SIBRA - Recording in 2001 of a positive equity result of R$ 71, more than offset by R$ 76 of amortization of goodwill (R$ 81 in 2001 against R$ 5 in 2000).

Non-ferrous

..    PARA PIGMENTOS - Booking of a provision for losses of R$ 58 arising from the negative effects of exchange rate variation on debt and R$ 83 of amortization of goodwill in 2001, against R$ 14 in 2000.

Logistics

..    DOCENAVE - A reduction of R$ 60 in the equity result (a loss of R$ 44 in
     2001 compared to a gain of R$ 16 in 2000) due to a 3.7% reduction in average freight rates (US$ 7.11 per ton carried in 2001 against US$ 7.38 per ton in 2000), together with a 26.6% drop in volume transported (25,787 tons in 2001 versus 35,149 tons in 2000), and loss provisions estimated at R$ 88 on the sale of vessels and R$ 25 from the non-realization of tax credits, offset in part by the appreciation of the dollar against the real (positive exchange rate variation of R$ 59 in 2001 against positive variation of R$ 24 in 2000).

..    FCA - Recording of a provision for losses of R$ 97 arising from the negative effects of exchange rate variation on debt and amortization of goodwill in the amount of R$ 147 in 2001. CVRD's holding in this company is through its subsidiary Tacuma.


                                     CVRD                                      9

..    MRS - Recording of a negative equity result of R$ 5. This stake is held through the subsidiary Ferteco Mineracao S.A., which was acquired by CVRD through its wholly-owned subsidiary Zagaia Participacoes S.A. in April 2001.

Shareholdings

(a)  Steel

..    DOCEPAR - An improved equity result of R$ 120 (a loss of R$ 5 in 2001 compared to a loss of R$ 125 in 2000) due mainly to a provision for loss of tax benefit of R$ 99 in 2000.

..    CSI - A reduction in the equity result of R$ 3 (a gain of R$ 55 in 2001 compared to a gain of R$ 58 in 2000) caused by a 15% fall in the average sales price of steel slabs in relation to the previous year, offset by a 4.2% increase in volume sold (1,828 thousand tons in 2001 versus 1,754 thousand tons in 2000) and by the appreciation of the dollar against the real (positive exchange rate variation of R$ 67 in 2001 against positive variation of R$ 28 in 2000).

..    CSN - Booking of a positive equity result of R$ 108 in 2001 resulting from the effects of unwinding of the CVRD/CSN cross-holdings, which were only finalized in March 2001. In 2000, a positive equity result of R$ 58 was recorded.

..    CST - A reduction in the equity result of R$ 38 (a gain of R$ 14 in 2001 compared to a gain of R$ 52 in 2000) mostly due to the effect of exchange rate variation on debt.

..    USIMINAS - A reduction in the equity result of R$ 81 (a loss of R$ 54 in
     2001 compared to a gain of R$ 27 in 2000) because of the effect of exchange rate variation on debt and integral amortization of goodwill in the amount of R$ 55.

(b)  Pulp and paper

..    CELMAR - Recording in 2001 of a negative equity result of R$ 56 and a R$
     59 provision for losses.

(c)  Aluminum

..    ALBRAS - A reduction in the equity result of R$ 108 (a gain of R$ 17 in
     2001 compared to a gain of R$ 125 in 2000) resulting from the negative effects of exchange rate variation on debt. In operational terms, there was a 5.3% decrease in the average sale price (US$ 1,428.99 per ton in 2001 versus US$ 1,508.42 per ton in 2000), while the volume sold fell by 9.3% (332 thousand tons in 2001 against 366 thousand tons in 2000), due mainly to the effects of electricity rationing in the second half of the year.

..    ALUNORTE - A reduction in the equity result of R$ 35 (a loss of R$ 23 in
     2001 compared to a gain of R$ 12 in 2000) due to the negative effects of exchange rate variation on debt. Operationally, the average sale price fell 5.7% (US$ 185.51 per ton in 2001 against US$ 196.63 per ton in 2000), while sales volume decreased by 3.5% (1,540 thousand tons in 2001 against 1,596 thousand tons in 2000).

..    MRN - An improved equity result of R$ 24 (a gain of R$ 98 in 2001 compared to a gain of R$ 74 in 2000) due to the positive effects of exchange rate variation on sales, offset partly by a 2.6% fall in sales volume (10,952 thousand tons in 2001 compared with 11,242 thousand tons in 2000) and an increase in selling costs.

..    VALESUL - An improved equity result of R$ 1 (a gain of R$ 23 in 2001 compared to a gain of R$ 22 in 2000) caused by the positive effects of exchange rate variation on sales, offset by an increase of approximately 20% in selling costs and an 11.6% reduction in sales volume (76 thousand tons in 2001 versus 86 thousand tons in 2000), the latter factor mainly due to energy rationing in the second half of 2001. The average sale price did not significantly change in the period (US$ 1,913.54 per ton in 2001 against US$ 1,912.41 per ton in 2000).

..    ALUVALE - A R$ 27 reduction in equity result (own operations) (a gain of
     R$ 23 in 2001 compared to a gain of R$ 50 in 2000) in function of a R$ 25 capital gain booked in January 2000 with the capital increase with negative goodwill of Hydro in ALUNORTE.

..    ITACO - A reduction of R$ 12 in the equity result (a gain of R$ 32 in 2001 compared to a gain of R$ 44 in 2000) because of losses from shareholdings in aluminum companies.

1.2.4-  Operating Expenses

The operating expenses increased R$ 275 (R$ 1,029 in 2000 against R$ 1,034 in
2001), mainly due to the provision for losses on realization of credits of ICMS of R$ 142, increase in iron ore and pellet sales commission of R$ 45 derived from increase of operating revenues and increase of administrative expenses - personnel - of R$ 27, due to was an absortion of corporative operating activities (Note 9.29).


10                                   CVRD

1.2.5-  Net Financial Result

The net financial result increased R$ 598 (R$ 335 in 2000 compared to R$ 933 in 2001), due to the exchange rate variations on the net Company debt (Note 9.22).

1.2.6-  Discontinued Operations

The result mainly reflects gains on sale of the Company's interests in Bahia Sul and Cenibra, of R$ 230 and R$ 1,471, respectively, as well as the equity result from these companies (Note 9.25).

1.2.7-  Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax, depreciation, amortization and depletion) was R$ 3,254 in 2001, an increase of 35.4% over 2000, which was R$ 2,403 (Note 9.27).

1.2.8-  Income Tax and Social Contribution

Income tax and social contribution was a credit of R$ 357 (credit of R$ 149 in 2000), after recognizing the benefit from paying interest on stockholders' equity of R$ 603 in 2001 (R$ 436 in 2000) (Note 9.9).

1.3-    Comments on the Consolidated

1.3.1-  Consolidated Gross Revenue

                         [GRAPHIC OMITTED -- PIE CHART]


                                     CVRD                                     11

                         [GRAPHIC OMITTED -- PIE CHART]

Consolidated gross revenue grew 21.7% influenced mainly by the increase in revenue from sale of iron ore and pellets (reflecting appreciation of the dollar against the real) and increased sales volume due to the acquisition of Samitri and Ferteco).

1.3.2-  Cost of Products and Services

By category

                                           2001           2000      (DELTA)%
                                  --------------  -------------  ----------
Personnel                                   775            659        17.6
Material                                    735            739        (0.5)
Oil and gas                                 622            551        12.9
Outsourced services                         550            392        40.3
Energy                                      451            328        37.5
Others                                    1,016          1,032        (1.6)
                                  --------------  -------------
Sub total                                 4,149          3,701        12.1
Acquisition of products                     621            582         6.7
Depreciation and depletion                  775            622        24.6
                                  --------------  -------------
Total                                     5,545          4,905        13.0
                                  ==============  =============

The cost of products and services consolidated grew 13% influenced by the increased sales of iron ore and pellets (from acquisition of Samitri and Ferteco).

For additional information on the consolidated segments, see the comments on the Result of Shareholdings, item 1.2.3 and attachment II of the financial statements.


12                                   CVRD

                                    Part II

           Financial Statements and Notes to the Financial Statements
  (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate
                                     Law)


2-      BALANCE SHEET

December 31                                                                    In millions of reais
---------------------------------------------------------------------------------------------------
                                                                 Parent Company        Consolidated
                                                             ------------------  ------------------
                                                     Notes       2001      2000      2001      2000
                                                  --------   --------  --------  --------  --------
Assets
Current assets
  Cash and cash equivalents                            9.5        645     1,569     2,808     2,642
  Accounts receivable from customers                   9.6        920     1,459     1,497     1,266
  Related parties                                      9.7      1,011       200       159        72
  Inventories                                          9.8        448       327     1,326     1,168
  Taxes recoverable                                      -         96       244       283       392
  Deferred income tax and social contribution          9.9        613       173       628       233
  Others                                                 -        257       233       534       338
                                                             --------  --------  --------  --------
                                                                3,990     4,205     7,235     6,111
                                                             --------  --------  --------  --------

Long-term receivables
  Related parties                                      9.7      1,356     1,159       894       807
  Loans and financing                                    -        299       325       316       182
  Deferred income tax and social contribution          9.9        297       291       669       787
  Judicial deposits                                   9.14        516       303       625       387
  Prepaid leasing expenses                               -          -         -        84        54
  Others                                                 -         39        38       236       298
                                                             --------  --------  --------  --------
                                                                2,507     2,116     2,824     2,515
                                                             --------  --------  --------  --------

Permanent assets
  Investments                                         9.10      8,347     7,073     3,113     2,297
  Property, plant and equipment                       9.11      7,581     6,649    12,791    12,582
  Deferred charges                                       -          -         -       442       325
                                                             --------  --------  --------  --------
                                                               15,928    13,722    16,346    15,204
                                                             --------  --------  --------  --------
                                                               22,425    20,043    26,405    23,830
                                                             ========  ========  ========  ========

Liabilities and stockholders' equity
Current liabilities
  Short-term debt                                     9.12        927       576     1,745     1,273
  Current portion of long-term debt                   9.12        387       400     1,063       970
  Payable to suppliers and contractors                   -        523       425       833       824
  Related parties                                      9.7        716       421       200       141
  Provision for interest on stockholders' equity      9.21        784     1,282       788     1,282
  Payroll and related charges                            -        118        89       231       144
  Pension Plan                                        9.16         65        88        65        88
  Others                                                 -        103       102       410       411
                                                             --------  --------  --------  --------
                                                                3,623     3,383     5,335     5,133
                                                             --------  --------  --------  --------

Long-term liabilities
  Long-term debt                                      9.12      3,326     2,592     6,765     5,660
  Related parties                                      9.7      2,053     1,820         -        32
  Deferred income tax and social contribution          9.9         87        92       297       339
  Provisions for contingencies                        9.14        894       597     1,217       753
  Pension Plan                                        9.16        429       853       429       853
  Others                                                 -        246       140       429       291
                                                             --------  --------  --------  --------
                                                                7,035     6,094     9,137     7,928
                                                             --------  --------  --------  --------

Deferred income                                                     -         -       159       177
                                                             --------  --------  --------  --------

Minority interest                                                   -         -         7        26
                                                             --------  --------  --------  --------

Stockholders' equity
  Paid-up capital                                     9.17      4,000     3,000     4,000     3,000
  Capital reserves                                    9.20        444       741       444       741
  Revenue reserves                                    9.20      7,323     6,825     7,323     6,825
                                                             --------  --------  --------  --------
                                                               11,767    10,566    11,767    10,566
                                                             --------  --------  --------  --------
                                                               22,425    20,043    26,405    23,830
                                                             ========  ========  ========  ========


The additional information, notes and attachments I and II are an integral part of these statements.


                                     CVRD                                     13

  (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate
                                     Law)


3-      STATEMENT OF INCOME

Year ended December 31                                                         In millions of reais
---------------------------------------------------------------------------------------------------
                                                                 Parent Company        Consolidated
                                                             ------------------  ------------------
                                                     Notes       2001      2000      2001      2000
                                                  --------   --------  --------  --------  --------
Operating revenues
  Sales of ore and metals
    Iron ore and pellets                                        4,966     3,615     5,919     3,944
    Gold                                                          331       285       331       285
    Manganese and ferro-alloys                                     22       119       628       586
    Others                                                        166       155       249       246
                                                             --------  --------  --------  --------
                                                                5,485     4,174     7,127     5,061

  Railroad and port services                                    1,067       968     1,490     1,580
  Sales of aluminum                                                 -         -     1,118     1,127
  Sales of steel products                                           -         -     1,147     1,134
  Sales of timber, pulp and paper products                          -         -        20        44
  Others                                                           65        27       113       102
                                                             --------  --------  --------  --------
                                                                6,617     5,169    11,015     9,048

Value Added taxes                                                (232)     (189)     (441)     (266)
                                                             --------  --------  --------  --------
Net operating revenues                                          6,385     4,980    10,574     8,782
                                                             --------  --------  --------  --------

Cost of products and services
  Ore and metals                                               (2,821)   (2,195)   (2,985)   (2,294)
  Railroad and port services                                     (396)     (318)     (946)   (1,097)
  Aluminum products                                                 -         -      (563)     (565)
  Steel products                                                    -         -      (931)     (819)
  Timber, pulp and paper products                                   -         -       (16)      (42)
  Others products and services                                    (44)      (18)     (104)      (88)
                                                             --------  --------  --------  --------
                                                               (3,261)   (2,531)   (5,545)   (4,905)
                                                             --------  --------  --------  --------

Gross profit                                                    3,124     2,449     5,029     3,877

Gross margin                                                     48.9%     49.2%     47.6%     44.1%

Operating expenses
  Selling                                                        (118)      (77)     (246)     (156)
  Administrative                                                 (338)     (222)     (622)     (458)
  Research and development                                       (101)      (87)     (101)      (89)
  Other operating expenses, net                                  (747)     (643)   (1,040)     (688)
                                                             --------  --------  --------  --------
                                                               (1,304)   (1,029)   (2,009)   (1,391)
                                                             --------  --------  --------  --------

Operating profit before financial result and
  result of investment participations                           1,820     1,420     3,020     2,486

Result of investment participations              9.10/9.25
  Gain on investments accounted for by the
    equity method                                                 708       799       102       152
  Amortization of goodwill                                       (437)      (27)     (437)        -
  Provision for losses                                           (245)      (57)        -         -
  Others                                                           11         -        36         -
                                                             --------  --------  --------  --------
                                                                   37       715      (299)      152

Financial result, net                                 9.22       (933)     (335)   (1,739)     (663)
                                                             --------  --------  --------  --------

Operating profit                                                  924     1,800       982     1,975

Discontinued operations                               9.25      1,770       184     1,770       184
                                                             --------  --------  --------  --------

Income before income tax and social contribution                2,694     1,984     2,752     2,159
Income tax and social contribution                     9.9        357       149       259       (11)
                                                             --------  --------  --------  --------
Income before minority interest                                 3,051     2,133     3,011     2,148
Minority interest                                                   -         -        40       (15)
                                                             --------  --------  --------  --------

Net income for the year                                         3,051     2,133     3,051     2,133
                                                             ========  ========  ========  ========
Number of shares outstanding at the end
   of the year (in thousands)                                 383,844   384,892
                                                             ========  ========

Net earnings per share outstanding at the end
  of the year (R$)                                               7.95      5.54
                                                             ========  ========

The additional information, notes and attachments I and II are an integral part of these statements.


14                                   CVRD

  (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate
                                     Law)

4-      STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31                                                                           In millions of reais
----------------------------------------------------------------------------------------------------------------------
                                                                                    Reva-
                                                                        Capital   luation   Revenue  Retained
                                                     Notes    Capital  reserves  reserves  reserves  earnings    Total
                                                   -------  ---------  --------  --------  --------  --------  -------
On December 31, 1999                                            3,000       472       744     6,286         -   10,502
                                                            ---------  --------  --------  --------  --------  -------
Reversal of revaluation reserves of subsidiaries and
  affiliated companies                                              -         -      (471)        -         -     (471)
Transfer to special monetary restatement
  Law 8,200                                           9.20          -       273      (273)        -         -        -
Tax incentives                                                      -        (4)        -         -         -       (4)
Provision for pension plan liabilities                9.16          -         -         -         -      (312)    (312)
Net income for the year                                             -         -         -         -     2,133    2,133
Proposed appropriations:
  Interest on stockholder's equity                                  -         -         -         -    (1,282)  (1,282)
  Appropriation to revenue reserves                                 -         -         -       539      (539)       -
                                                            ---------  --------  --------  --------  --------  -------
On December 31, 2000                                            3,000       741         -     6,825         -   10,566
                                                            ---------  --------  --------  --------  --------  -------
Treasury shares                                       9.19          -         -         -       (58)        -      (58)
Capitalization of reserves                            9.20      1,000      (301)        -      (699)        -        -
Provision for pension plan liabilities                9.16          -         -         -         -       (22)     (22)
Result on exchange of shares                                        -         4         -         -         -        4
Net income for the year                                             -         -         -         -     3,051    3,051
Proposed appropriations:
  Interest on stockholder's equity                    9.21          -         -         -         -    (1,774)  (1,774)
  Appropriation to revenue reserves                                 -         -         -     1,255    (1,255)       -
                                                            ---------  --------  --------  --------  --------  -------
On December 31, 2001                                            4,000       444         -     7,323         -   11,767
                                                            =========  ========  ========  ========  ========  =======


The additional information, notes and attachments I and II are an integral part of these statements.


                                      CVRD                                    15

  (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate
                                     Law)

5-      STATEMENT OF CHANGES IN FINANCIAL POSITION

Years ended December 31                                                                           In millions of reais
----------------------------------------------------------------------------------------------------------------------
                                                                                     Parent Company       Consolidated
                                                                                 ------------------  -----------------
                                                                                     2001      2000      2001     2000
                                                                                 --------  --------  --------  -------
Funds were provided by:
  Net income for the year                                                           3,051     2,133     3,051    2,133
  Expenses (income) not affecting working capital:
    Result of investment participations                                               (37)     (715)      299     (152)
    Depreciation, amortization and depletion                                          503       286       827      663
    Deferred income tax and social contribution                                       (16)      (64)      (24)     (37)
    Provision for contingencies                                                       164       290       244      290
    Discontinued operations                                                        (1,770)     (184)   (1,770)    (184)
    Net monetary and exchange rate variations
      on long-term assets and liabilities                                             522       173     1,036      335
    Provision for losses - ICMS                                                       142         -       142        -
    Sale of investments                                                               802         -     2,274        -
    Loss on disposal of property, plant and equipment                                  39        65     1,139      674
    Others                                                                            159       184       240      252
                                                                                 --------  --------  --------  -------
Total funds from operations                                                         3,559     2,168     7,458    3,974

  Loans to related parties, transferred to current assets                             642       988        82       66
  Long-term debt                                                                      547       715     1,121    1,846
  Loans from related parties                                                          533       931         -      107
  Dividends/interest on stockholders'equity received                                  291       424        98       19
  Others                                                                              293       116       115       93
                                                                                 --------  --------  --------  -------
Total funds provided                                                                5,865     5,342     8,874    6,105
                                                                                 --------  --------  --------  -------

Funds were used for:
  Long-term debt transferred to current liabilities                                   810       228     1,242      716
  Related parties                                                                     571       537       169      277
  Additions to permanent assets                                                     1,345       766     2,021    1,212
  Capital subscription in subsidiary and affiliated companies                       1,538     2,286     2,239    1,893
  Interest on stockholders' equity                                                  1,774     1,282     1,774    1,282
  Guarantees and deposits                                                             207       173       218      210
  Treasury stock                                                                       58         -        58        -
  Others                                                                               17        41       226      201
                                                                                 --------  --------  --------  -------
Total funds used                                                                    6,320     5,313     7,947    5,791
                                                                                 --------  --------  --------  -------
Increase (decrease) in working capital                                               (455)       29       927      314
                                                                                 ========  ========  ========  =======
Changes in working capital are as follows:

Initial working capital of investments consolidated from 2000                           -         -         5      469

Current assets:
  At the end of the year                                                            3,990     4,205     7,235    6,111
  At the beginning of the year                                                      4,205     3,943     6,111    5,656
                                                                                 --------  --------  --------  -------
                                                                                     (215)      262     1,124      455
                                                                                 --------  --------  --------  -------
Current liabilities:
  At the end of the year                                                            3,623     3,383     5,335    5,133
  At the beginning of the year                                                      3,383     3,150     5,133    4,523
                                                                                 --------  --------  --------  -------
                                                                                      240       233       202      610
                                                                                 --------  --------  --------  -------
Increase (decrease) in working capital                                               (455)       29       927      314
                                                                                 ========  ========  ========  =======


The additional information, notes and attachments I and II are an integral part of these statements.


16                                    CVRD

              (A free translation of the original in Portuguese)


6-      STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)

Years ended December 31                                                                           In millions of reais
----------------------------------------------------------------------------------------------------------------------
                                                                                     Parent Company       Consolidated
                                                                                 ------------------  -----------------
                                                                                     2001      2000      2001     2000
                                                                                 --------  --------  --------  -------
Cash flows from operating activities:
  Net income for the year                                                           3,051     2,133     3,051    2,133
  Adjustments to reconcile net income for the year
    with cash provided by operating activities:
      Result of investment participations                                             (37)     (715)      299     (152)
      Depreciation, amortization and depletion                                        503       286       827      663
      Deferred income tax and social contribution                                    (357)     (149)     (356)     (50)
      Provision for contingencies                                                     164       290       244      290
      Discontinued operations                                                      (1,770)     (184)   (1,770)    (184)
      Net monetary and exchange rate variations on assets and liabilities             838       305     1,544      529
      Provision for losses - ICMS                                                     142         -       142        -
      Loss on disposal of property, plant and equipment                                19        32        30      337
      Dividends/interest on stockholders' equity received                             283       122        98       19
      Others                                                                          222       110       481      557
                                                                                 --------  --------  --------  -------
                                                                                    3,058     2,230     4,590    4,142
                                                                                 --------  --------  --------  -------
Decrease (increase) in assets:
  Accounts receivable                                                                 533      (422)     (137)    (199)
  Inventories                                                                        (154)      (13)     (100)    (250)
  Others                                                                              (60)     (132)      (82)     (21)
                                                                                 --------  --------  --------  -------
                                                                                      319      (567)     (319)    (470)
                                                                                 --------  --------  --------  -------
Increase (decrease) in liabilities:
  Suppliers and contractors                                                            33       180       (20)     214
  Payroll and related charges and others                                               26         4        82       19
  Others                                                                               31         1        (2)     197
                                                                                 --------  --------  --------  -------
                                                                                       90       185        60      430
                                                                                 --------  --------  --------  -------
  Net cash provided by operating activities                                         3,467     1,848     4,331    4,102
                                                                                 --------  --------  --------  -------

Cash flows from investing activities:
  Loans and advances receivable                                                    (1,185)       20      (215)    (154)
  Guarantees and deposits                                                            (207)     (173)     (218)    (210)
  Additions to investments                                                         (1,471)   (1,480)      (19)    (152)
  Additions to property, plant and equipment                                       (1,304)     (744)   (1,980)  (1,190)
  Deferred charges                                                                      -         -      (124)     (45)
  Net cash used to acquire or capitalize subsidiaries                                   -         -    (1,839)  (1,742)
  Proceeds from disposal of property, plant and equipment and investments           1,039         2     2,281       (5)
                                                                                 --------  --------  --------  -------
  Net cash used in investing activities                                            (3,128)   (2,375)   (2,114)  (3,498)
                                                                                 --------  --------  --------  -------
Cash flows from financing activities:
  Short-term debt                                                                     373      (420)      117     (838)
  Long-term debt                                                                    1,080     1,647     1,121    1,953
  Repayments:
    Financial institutions                                                           (389)     (590)   (1,331)  (1,525)
  Interest on stockholders' equity paid                                            (2,269)     (450)   (2,269)    (450)
  Treasury shares                                                                     (58)        -       (58)       -
                                                                                 --------  --------  --------  -------
  Net cash used in financing activities                                            (1,263)      187    (2,420)    (860)
                                                                                 --------  --------  --------  -------
  Decrease in cash and cash equivalents                                              (924)     (340)     (203)    (256)
  Cash and cash equivalents of investments consolidated in 2000                         -         -       369       39
  Cash and cash equivalents, beginning of the year                                  1,569     1,909     2,642    2,859
                                                                                 --------  --------  --------  -------
  Cash and cash equivalents, end of the year                                          645     1,569     2,808    2,642
                                                                                 ========  ========  ========  =======
  Cash paid during the year for:
    Short-term interest                                                               (78)      (84)     (106)    (129)
    Long-term interest net of capitalization                                         (281)     (230)     (529)    (349)
    Income tax and social contribution paid                                           (82)        -      (146)     (80)
  Non-cash transactions:
    Conversion of loans and others into investments                                    63       806        63        4
    Additions to property, plant and equipment with capitalizations                    41        22        41       22
    Pension obligation settled by transfer of CSN shares                              521         -       521        -


                                     CVRD                                     17

              (A free translation of the original in Portuguese)


7-      STATEMENT OF VALUE ADDED (ADDITIONAL INFORMATION)

Years ended December 31                                                                                        In millions of reais
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Parent Company                     Consolidated
                                                                    ------------------------------   ------------------------------
                                                                        2001     %      2000     %       2001     %      2000     %
                                                                    --------  ----  --------  ----   --------  ----  --------  ----
Generation of Value Added

Sales revenue                                                          6,617   100     5,169   100     11,015   100     9,048   100

Less: Acquisition of products                                           (823)  (12)     (650)  (13)      (429)   (4)     (391)   (4)
      Outsourced services                                               (785)  (12)     (550)  (11)    (1,544)  (14)   (1,512)  (17)
      Materials                                                         (410)   (6)     (378)   (7)      (735)   (7)     (730)   (8)
      Fuel oil and gas                                                  (328)   (5)     (256)   (5)      (612)   (5)     (547)   (6)
      Research and development, commercial and administrative           (251)   (4)     (181)   (3)      (681)   (6)     (383)   (4)
      Other operating expenses                                          (753)  (11)     (649)  (13)    (1,445)  (13)     (864)  (10)
                                                                    --------        --------         --------        --------
Gross Value Added                                                      3,267    50     2,505    48      5,569    51     4,621    51

Depreciation and depletion                                              (494)   (8)     (284)   (5)      (853)   (8)     (574)   (6)
                                                                    --------        --------         --------        --------

Net Value Added                                                        2,773    42     2,221    43      4,716    43     4,047    45

Received from third parties

Financial revenue                                                        508     8       326     6        574     5       732     8

Result of investment participations                                       37     -       715    14       (299)   (3)      152     2

Discontinued operations                                                1,770    27       184     4      1,770    16       184     2

Pension plan actuarial deficit (*)                                       (22)    -      (312)   (6)       (22)    -      (312)   (4)
                                                                    --------        --------         --------        --------

Total Value Added                                                      5,066    77     3,134    61      6,739    61     4,803    53
                                                                    ========        ========         ========        ========
Distribution of Value Added

Employees                                                                555    11       474    15        981    14       766    16

Government                                                                49     1       186     6        461     7       502    11

Third parties' capital                                                 1,433    28       653    21      2,268    34     1,402    29

Stockholders' remuneration                                             1,774    35     1,282    41      1,774    26     1,298    27

Retained earnings                                                      1,255    25       539    17      1,255    19       835    17
                                                                    --------        --------         --------        --------
                                                                       5,066   100     3,134   100      6,739   100     4,803   100
                                                                    ========        ========         ========        ========


(*) Recorded as prior year adjustment directly to stockholders' equity


                        [GRAPHIC OMITTED -- BAR CHART]


18                                   CVRD

  (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate
                                     Law)


8- LABOR AND SOCIAL INDICATORS (ADDITIONAL INFORMATION)

Years ended December 31                                                                                    In millions of reais
-------------------------------------------------------------------------------------------------------------------------------
                                                              Parent Company                           Consolidated (unaudited)
                           ------------------------------------------------- --------------------------------------------------
Basis for computation                          2001                     2000                     2001                     2000
                           ------------------------ ------------------------ ------------------------ ------------------------
     Gross revenues                           6,617                    5,169                   11,015                    9,048
     Operating profit                         1,820                    1,420                    3,020                    2,486
     Gross payroll                              375                      304                      626                      573

                                               2001                     2000                     2001                     2000
                           ------------------------ ------------------------ ------------------------ ------------------------
                                               % of                     % of                     % of                     % of
                                  -----------------        -----------------        -----------------        -----------------
                                    Gross Operating          Gross Operating          Gross Operating          Gross Operating
Labor indicators           Amount payroll    profit Amount payroll    profit Amount payroll    profit Amount payroll    profit
                           ------ ------- --------- ------ ------- --------- ------ ------- --------- ------ ------- ---------
     Food                      17       4         1     13       4         1     31       5         1     29       5         1
     Compulsory social        147      39         8    140      46        10    221      35         7    222      39         9
     charges
     Private pension
       plan (*)                45      12         3     41      13         3     51       8         2     48       8         2
     Health                    24       6         1     23       8         2     38       6         1     39       7         2
     Education                 21       6         1     15       5         1     32       5         1     25       4         1
     Profit sharing            86      23         5     58      19         4    112      18         4     87      15         3
     Other benefits            44      12         2     30      10         2     65      11         2     55      10         2
                           ------ ------- --------- ------ ------- --------- ------ ------- --------- ------ ------- ---------
Total - Labor indicators      384     102        21    320     105        23    550      88        18    505      88        20
                           ====== ======= ========= ====== ======= ========= ====== ======= ========= ====== ======= =========

                                               2001                     2000                     2001                     2000
                           ------------------------ ------------------------ ------------------------ ------------------------
                                               % of                     % of                     % of                     % of
                                  -----------------        -----------------        -----------------        -----------------
                                    Gross Operating          Gross Operating          Gross Operating          Gross Operating
Social indicators          Amount payroll    profit Amount payroll    profit Amount payroll    profit Amount payroll    profit
                           ------ ------- --------- ------ ------- --------- ------ ------- --------- ------ ------- ---------
     Taxes (**)               305      17         5    254      18         5    718      24         7    444      18         5
     Social investments        27       1         -     25       2         -    133       4         1     32       1         -
        Social projects and
        actions                20       1         -     22       2         -    126       4         1     29       1         -
        Indigenous
        communities             7       -         -      3       -         -      7       -         -      3       -         -
   Environmental expenditures  60       3         1     60       4         1     85       3         1     86       3         1
        Operational            56       3         1     56       4         1     80       3         1     81       3         1
        On outside programs
        and/or projects         4       -         -      4       -         -      5       -         -      5       -         -
                           ------ ------- --------- ------ ------- --------- ------ ------- --------- ------ ------- ---------
Total - Social indicators     392      21         6    339      24         6    936      31         9    562      22         6
                           ====== ======= ========= ====== ======= ========= ====== ======= ========= ====== ======= =========

Headcount                                      2001                     2000                     2001                     2000
                           ------------------------ ------------------------ ------------------------ ------------------------
     No. of employees at
      end of year                            13,620                   11,442                   22,370                   22,779
     No. of new hires during
       year                                   2,558                    1,258                    3,122                    2,190


(*) The contributions to the private pension plan do not include the transferred shares from CSN to Valia in the amount of R$ 521 (Note 9.10
     (l)) and the provision for the early-retirement programs of R$ 78.

(**) Excluding social charges and the income tax and social contribution to the limit of the amount of tax credits.

Amounts relate to the percentage of participation of Parent Company's shareholdings.


                                     CVRD                                     19

9-  Notes to the Financial Statements on December 31, 2001 and 2000

Expressed in millions

9.1-   Operations

Companhia Vale do Rio Doce - CVRD is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in logistics, geological studies and technological research services, steel and aluminum.


9.2-   Presentation of Financial Statements

The financial statements have been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the following additional information regarding the Parent Company and
Consolidated: Statements of Cash Flow, Value Added and the Labor and Social Indicators (pages 17, 18 and 19). The Statement of Value Added presents economic information on the wealth created by the Company (aggregate values) and the distribution of this wealth in accordance with its production factors. The presentation of this statement is encouraged by the CVM to inform society of the application of the Company's resources in projects with important social effects. The labor and Social Indicators, developed from a model suggested by the CVM, presents information about the Company's application of resources in social programs.

Certain amounts and classifications in the 2000 financial statements have been adjusted to the criteria used in 2001 for better comparability (Note 9.25).

9.3-  Principles of Consolidation

(a) The consolidated financial statements show the balances of assets and liabilities on December 31, 2001 and 2000 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly controlled companies;

(b) All significant intercompany balances and the Parent Company's investments in its direct and indirect subsidiaries and jointly controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c) In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each company in which investments were made;

(d) The principal figures of the companies included in the consolidation are presented in Attachment I.

9.4-   Significant Accounting Policies

(a)  The Company adopts the accrual basis of accounting;

(b) Assets and liabilities that are realizable or due more than twelve months after the balance sheet date are classified as long-term;

(c) Marketable securities classified as cash and cash equivalents are stated at cost plus accrued income earned through the balance date;

(d) Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e) Assets and liabilities in foreign currencies are translated at exchange rates in effect at the balance sheet date, and those in local currency are restated based on contractual indexes;

(f) Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

(g) Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the relation obtained between production and estimated


20                                   CVRD
     capacity. Since 2001 the Company, based on technical studies, concluded for the revision of useful lives (depreciation rates) of certain equipment/installations. The effects of such revision generated a net reduction of approximately R$ 135 on the result of 2001;

(h) Pre-operating costs except for financial charges related to large-scale projects are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to the Sossego and Salobo copper projects;

(i) The financial statements of the Parent Company reflect management's proposal for appropriation of the net income for the year, for the approval of the Annual General Meeting.

9.5-   Cash and Cash Equivalents

                                                     Parent Company              Consolidated
                                               --------------------    ----------------------
                                                   2001        2000         2001         2000
                                               --------     -------    ---------      -------
Marketable securities related to CDI (*)            292       1,323          292        1,323
Marketable securities time deposit / overnight        -           -        1,536          341
Fixed-yield bond investments (funds)                163         128          563          602
Government securities (NBC-E, NTN-D, LFT)           189         117          200          150
Others                                                1           1          217          226
                                               --------     -------    ---------      -------
                                                    645       1,569        2,808        2,642
                                               ========     =======    =========      =======

(*) For part of these investments the Company, contracted swap operations with financial institutions, related to interest rate and/or currency variations.


9.6-   Accounts Receivable from Customers

                                                     Parent Company              Consolidated
                                               --------------------     ---------------------
                                                   2001        2000         2001         2000
                                               --------    --------     --------    ---------
    Domestic                                        360         401          349          395
    Export                                          600       1,089        1,220          913
                                               --------    --------     --------    ---------
                                                    960       1,490        1,569        1,308

    Allowance for doubtful accounts                 (22)        (19)         (53)         (30)
    Allowance for ore weight credits                (18)        (12)         (19)         (12)
                                               --------    --------     --------    ---------
                                                    920       1,459        1,497        1,266
                                               ========    ========     ========    =========


                                     CVRD                                    21

9.7-   Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:

                                                     Assets         Liabilities
                                           -----------------  -----------------
                                               2001    2000      2001     2000
                                           -----------------  -----------------
Subsidiaries
Rio Doce International Finance Ltd.             675      98     1,153    1,241
Itabira Rio Doce Company Limited - ITACO        398     882       235       36
Mineracao Tacuma Ltda.                          215      48         1        -
CVRD Overseas Ltd.                               76      95       838      597
Docepar S.A.                                     66       5         -        1
SIBRA Eletrosiderurgica Brasileira S.A.          58      39        37        4
Brasilux S.A.                                    56       -        15       18
Vale do Rio Doce Aluminio S.A. - ALUVALE         32      19       123       75
Others                                          121     140       185      182
                                            ---------------    ----------------
                                              1,697   1,326     2,587    2,154
                                            ---------------    ----------------
Jointly controlled companies
ALUNORTE - Alumina do Norte do Brasil S.A.      741     649       176       86
Ferrovia Centro-Atlantica S.A.                  177     185         4       34
Salobo Metais S.A.                              164     148         -        -
Companhia Coreano-Brasileira de Pelotizacao
  - KOBSCO                                       80      66        58       15
Companhia Hispano-Brasileira de Pelotizacao
  - HISNOBRAS                                    48      41        65       45
Companhia Nipo-Brasileira de Pelotizacao
  - NIBRAS                                       46      57        11       75
Companhia Italo-Brasileira de Pelotizacao
  - ITABRCO                                      41      34        40       43
Others                                          109      80        52       17
                                            ---------------    ----------------
                                              1,406   1,260       406      315
                                            ---------------    ----------------
Affiliates                                       37      14         -        -
                                            ---------------    ----------------
                                              3,140   2,600     2,993    2,469
                                            ===============    ================
Represented by:
Commercial balances (sales and purchases
  of products and services) (*)                 773   1,241       224      228
Short-term financial balances                 1,011     200       716      421
Long-term financial balances                  1,356   1,159     2,053    1,820
                                            ---------------    ----------------
                                              3,140   2,600     2,993    2,469
                                            ===============    ================

(*) Included in "Accounts receivable from customers" and "Payable to suppliers and contractors."

The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs from sales and services and financial income and expenses, are as follows:

                                                                                                       Parent Company
                                                                   --------------------------------------------------
                                                                                  Income   Expense / cost
                                                                   ----------------------  --------------------------
                                                                     2001           2000           2001          2000
                                                                   -------     ---------       --------      --------
ALUNORTE - Alumina do Norte do Brasil S.A.                            180            106             20             6
Brasilux S.A.                                                          54              -            111             -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                184            143            156            33
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS             181            138            182           143
Companhia Otalo-Brasileira de Pelotizacao - ITABRASCO                 166            121             82            44
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO                   333            314            325           376
Companhia Siderurgica de Tubarao - CST                                348            290              -             -
CVRD Overseas Ltd.                                                    804            187            190            46
Ferteco Mineracao S.A.                                                105              -              2             -
Itabira Rio Doce Company Limited - ITACO                            2,223          1,610             24            17
Rio Doce International Finance Ltd.                                    72             20             71            65
S.A. Mineracao da Trindade - SAMITRI                                   72            133             32             2
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                   133             86              -             -
Others                                                                295            124            181           189
                                                                   ------      ---------       --------      --------
                                                                    5,150          3,272          1,376           921
                                                                   ======      =========       ========      ========


22                                   CVRD

9.8-   Inventories

                                                                          Parent Company                 Consolidated
                                                                   ---------------------       ----------------------
                                                                     2001           2000           2001          2000
                                                                   -------      --------       --------      --------
Finished products
     . Iron ore and pellets                                           167            120            361           237
     . Manganese                                                        3             12            128            77
     . Gold                                                            12              8             12             8
     . Aluminum                                                         -              -             69            59
     . Steel products                                                   -              -            173           234
     . Timber, pulp and paper                                           -              -              -            66
     . Others                                                          17              5             46            24
                                                                   ------       --------       --------       -------
                                                                      199            145            789           705
Spare parts and maintenance supplies                                  249            182            537           463
                                                                   ------       --------       --------       -------
                                                                      448            327          1,326         1,168
                                                                   ======       ========       ========       =======

9.9-   Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

                                                                         Deferred assets         Deferred liabilities
                                                                   ---------------------       ----------------------
                                                                     2001           2000           2001         2000
                                                                   -------      --------       --------    ----------
Tax loss carryforward                                                 225              -              -             -

Temporary differences:
    . Pension Plan                                                    168            234              -             -
    . Contingent liabilities                                          243            167              -             -
    . Provision for losses on assets                                  192             37              -             -
    . Provision for losses on derivative financial instruments         26              -              -             -
    . Others                                                           56             26              -             -
                                                                   ------       --------        -------       -------
                                                                      685            464              -             -
Inflationary profit                                                     -              -             13            16
Capital reserve - special monetary restatement - Law 8,200              -              -             19            39
Accelerated depreciation                                                -              -             11             -
Long-term sales                                                         -              -             44            37
                                                                   ------       --------        -------       -------
Total Parent Company                                                  910            464             87            92
Consolidated companies (*)                                            387            556            256           291
                                                                   ------       --------        -------       -------
Total Consolidated                                                  1,297          1,020            343           383
                                                                   ======       ========        =======       =======
Parent Company - short-term                                           613            173              -            -
Parent Company - long-term                                            297            291             87            92
                                                                   ------       --------        -------       -------
                                                                      910            464             87            92
                                                                   ======       ========        =======       =======
Consolidated - short-term (**)                                        628            233             46            44
Consolidated - long-term                                              669            787            297           339
                                                                   ------       --------        -------       -------
                                                                    1,297          1,020            343           383
                                                                   ======       ========        =======       =======

The realization of tax credits arising from temporary differences occurs at the time of effective payment of the provisions made, in accordance with tax law.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 ("Plano Verao" monetary plan). It has already obtained a ruling in favor of compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the ruling total approximately R$ 405, and the accounting effects have not yet been recognized in the financial statements.

(*) Includes, basically, tax losses of companies in the aluminum and pulp areas, as well as temporary differences.

(**) Recorded in the consolidated balance sheet as "Others" under current liabilities.

                                     CVRD                                    23

The amounts reported as income tax and social contribution which affected income for the year are as follows:

9.10-  Investments

                                                                                    2001           2000
                                                                                --------       --------
Income before income tax and social contribution                                   2,694          1,984
(-) Equity in results of subsidiaries and affiliated companies                      (708)          (799)
(-) Result from discontinued operations, except for gain on sale of Bahia Sul     (1,540)          (184)
(-) Provision for losses                                                             245             57
                                                                                --------       --------
                                                                                     691          1,058
Income tax and social contribution at combined tax rates                             34%            34%
                                                                                --------       --------
Federal income tax and social contribution at statutory rates                       (235)          (360)
Social contribution rate differential                                                  -             (4)
                                                                                --------       --------
                                                                                    (235)          (364)
Adjustments to net income which modify the effect on the result for the year:
  . Income tax benefit from interest on stockholders' equity                         603            436
  . Fiscal incentives                                                                 54             60
  . Others                                                                           (65)            17
                                                                                --------       --------
Income tax and social contribution - Parent Company                                  357            149
Income tax and social contribution - consolidated companies                          (98)          (160)
                                                                                --------       --------
Total consolidated                                                                   259            (11)
                                                                                ========       ========


24                                   CVRD

9.10- Investments

                                                                                                      Adjusted
                                                                        Partici-       Adjusted     net income
                                                                          pation   stockholders'    (loss) for
                                                                               %         equity       the year
                                                                        --------   ------------     ----------
Subsidiaries
     CELMAR  S.A. - Industria  de Celulose e Papel (c)                     85.00            (70)          (135)
     Florestas Rio Doce S.A.  (c)                                          99.85             91             10
     Itabira Internacional Servicos e Comercio Lda. (a, h)                 99.99            759            242
     Navegacao Vale do Rio Doce  S.A. - DOCENAVE (c)                      100.00            351            (44)
     Rio Doce Europa Servicos e Comercio - RDE  (a, i)                     99.80          2,222            133
     S.A. Mineracao da Trindade - SAMITRI (d, k)                          100.00              -              1
     SIBRA Eletrosiderurgica Brasileira S.A. (c, d, e)                     98.16            210             69
     Vale do Rio Doce Aluminio S.A. - ALUVALE  (c, f, j)                   94.74            827            146
     Ferteco Mineracao S.A. (d, o)                                        100.00            186            (60)
     Others (c, n)



Jointly controlled companies
     Bahia Sul Celulose S.A.  (c, q)                                           -              -              -
     Celulose Nipo-Brasileira S.A. - CENIBRA (c, m)                            -              -              -
     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c)         50.00             14            (38)
     Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b, c)      50.89             80             25
     Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b, c)          50.90             58             28
     Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b, c)            51.00             83            (14)
     Companhia Siderurgica de Tubarao - CST (b, d, e)                      22.85          2,857             62
     Companhia Siderurgica Nacional - CSN (c, l)                               -              -              -
     Minas da Serra Geral S.A. - MSG (b, c)                                51.00             51             12
     Samarco Mineracao S.A.  (b)                                           50.00            452            106
     Others (b, c)



Affiliated companies
     Ferroban - Ferrovias Bandeirantes S.A. (c)                            18.74             21           (110)
     Fertilizantes Fosfatados S.A. - FOSFERTIL (e)                         10.96            512            124
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (d, e)            11.46          3,619              5




Investments at cost




Provision for losses
     CELMAR S.A. - Industria de Celulose e Papel (c)
     Companhia Ferroviaria do Nordeste (c)
     DOCEPAR S.A. (c)
     Ferrovia Centro-Atlantica S.A. (c, g)
     Para Pigmentos S.A
     Others



Amortization of goodwill

Others

Total


                                                                                                Result of investment
                                                                                 Investments          participations
                                                                        --------------------------------------------
                                                                            2001        2000        2001        2000
                                                                        --------    --------    --------    --------
Subsidiaries
     CELMAR  S.A. - Industria  de Celulose e Papel (c)                         -          56         (56)          -
     Florestas Rio Doce S.A.  (c)                                             91         112          10          (3)
     Itabira Internacional Servicos e Comercio Lda. (a, h)                   759         517         242         173
     Navegacao Vale do Rio Doce  S.A. - DOCENAVE (c)                         351         395         (44)         16
     Rio Doce Europa Servicos e Comercio - RDE  (a, i)                     2,218         614         202         147
     S.A. Mineracao da Trindade - SAMITRI (d, k)                             792       1,327           1           9
     SIBRA Eletrosiderurgica Brasileira S.A. (c, d, e)                       509         518          71           -
     Vale do Rio Doce Aluminio S.A. - ALUVALE  (c, f, j)                     783         678         138         283
     Ferteco Mineracao S.A. (d, o)                                         1,214           -         (60)          -
     Others (c, n)                                                           318         469          19         (19)
                                                                        --------    --------    --------    --------
                                                                           7,035       4,686         523         606
                                                                        --------    --------    --------    --------
Jointly controlled companies
     Bahia Sul Celulose S.A.  (c, q)                                           -         404           -           -
     Celulose Nipo-Brasileira S.A. - CENIBRA (c, m)                            -         314           -           -
     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c)             7          26         (19)          3
     Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b, c)         41          35          13          11
     Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b, c)             30          23          14           7
     Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b, c)               42          61          (7)         18
     Companhia Siderurgica de Tubarao - CST (b, d, e)                        504         505          14          52
     Companhia Siderurgica Nacional - CSN (c, l)                               -         432         108          58
     Minas da Serra Geral S.A. - MSG (b, c)                                   26          30           6           7
     Samarco Mineracao S.A.  (b)                                             226           -          59           -
     Others (b, c)                                                            96          56           3           1
                                                                        --------    --------    --------    --------
                                                                             972       1,886         191         157
                                                                        --------    --------    --------    --------
Affiliated companies
     Ferroban - Ferrovias Bandeirantes S.A. (c)                                4          24         (21)         (9)
     Fertilizantes Fosfatados S.A. - FOSFERTIL (e)                            56          49          14          10
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (d, e)              415         481           1          35
                                                                        --------    --------    --------    --------
                                                                             475         554          (6)         36
                                                                        --------    --------    --------    --------

Investments at cost                                                            4           4           -           -
                                                                        --------    --------    --------    --------
                                                                           8,486       7,130         708         799
                                                                        --------    --------    --------    --------

Provision for losses
     CELMAR S.A. - Industria de Celulose e Papel (c)                         (59)          -         (59)          -
     Companhia Ferroviaria do Nordeste (c)                                   (33)          -         (33)          -
     DOCEPAR S.A. (c)                                                        (37)        (57)         20         (57)
     Ferrovia Centro-Atlantica S.A. (c, g)                                     -           -         (97)          -
     Para Pigmentos S.A                                                        -           -         (58)          -
     Others                                                                  (10)          -         (18)          -
                                                                        --------    --------    --------    --------
                                                                            (139)        (57)       (245)        (57)
                                                                        --------    --------    --------    --------
Amortization of goodwill                                                       -           -        (437)        (27)
                                                                        --------    --------    --------    --------
Others                                                                         -           -          11           -
                                                                        --------    --------    --------    --------
Total                                                                      8,347       7,073          37         715
                                                                        ========    ========    ========    ========

(a) Equity in companies located abroad is converted into local currency at rates in effect on the financial statements date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations, as well as participation in results;

(b) Notwithstanding the stockholdings, the classification as a jointly controlled company results from the degree of control exercised by the Company, which is shared with other partners;

(c) Companies whose financial statements were examined by other independent auditors;


                                     CVRD                                     25

(d)  Goodwill and negative goodwill on investments are as follows:

                                                                                                    2001          2000
                                                                                                 ---------     ---------
     Goodwill
           SIBRA Eletrosiderurgica Brasileira S.A. (included R$ 29 of goodwill on CPFL)                332           412
           Caemi Mineracao e Metalurgia S.A. (indirectly through ITACO)                                517             -
           Ferteco Mineracao S.A. (indirectly through Zagaia)                                        1,028             -
           Para Pigmentos S.A                                                                            -            83
           S.A. Mineracao da Trindade - SAMITRI  (merged on October 1, 2001)                           792           809
           Mineracao SOCOIMEX S.A. (merged on August 31, 2000)                                          60            77
           Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                                           -            55
           Others                                                                                       96            91
                                                                                                 ---------     ---------
                                                                                                     2,825         1,527
                                                                                                 =========     =========

     Negative goodwill
           Bahia Sul Celulose S.A                                                                        -           (14)
           Companhia Siderurgica Nacional - CSN                                                          -           (46)
           Companhia Siderurgica de Tubarao - CST                                                     (149)         (149)
                                                                                                 ---------     ---------
                                                                                                      (149)         (209)
                                                                                                 =========     =========

          Goodwill was amortized as follows:

                                                                                                    2001          2000
                                                                                                 ---------     ---------
     Ferrovia Centro-Atlantica S.A. (c, g)                                                            (147)            -
     Gulf Industrial Investment Co. - GIIC (a, c, h, i)                                                (60)            -
     Para Pigmentos S.A                                                                                (83)          (14)
     SIBRA Eletrosiderurgica Brasileira S.A. (c, e)                                                    (81)           (5)
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                                               (55)           (8)
     Others (a, c, i)                                                                                  (11)            -
                                                                                                 ---------     ---------
                                                                                                      (437)          (27)
                                                                                                 =========     =========

(e)  Investments in companies that were listed on stock exchanges in 2001:

                                                                                                Book Value  Market Value
                                                                                                ----------  ------------
     Companhia Siderurgica de Tubarao - CST                                                            504           265
     Fertilizantes Fosfatados S.A. - FOSFERTIL                                                          56            96
     SIBRA Eletrosiderurgica Brasileira S.A. (preferred shares)                                        259            93
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                                               415           134

     The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to companies that have no shares listed on stock exchanges;

(f)  Indirect holdings through ALUVALE:

                                                                                                              Result of investment
                                                            Partici-       Adjusted            Investments          participations
                                                              pation   stockholders'  --------------------------------------------
                                                                   %         equity       2001        2000        2001        2000
                                                            --------   ------------   --------    --------    --------    --------
     ALBRAS - Aluminio Brasileiro S.A. (c)                     51.00            223        114          97          17         125
     ALUNORTE - Alumina do Norte do Brasil S.A. (c)            45.58            526        240         212         (23)         12
     Mineracao Rio do Norte S.A. (c)                           40.00            605        242         217          98          74
     Valesul Aluminio S.A. (c)                                 54.51            225        123          99          23          22
     Own operations                                                                         64          53          23          50
                                                                                       -------     -------     -------     -------
                                                                                           783         678         138         283
                                                                                       =======     =======     =======     =======

(g) The investment of CVRD in Ferrovia Centro-Atlantica S.A. is held through its subsidiary Mineracao Tacuma S.A.;


26                                   CVRD

(h)  Indirect holdings through Itabira Internacional Servicos e Comercio Lda.:

                                                                                                               Result of investment
                                                                                                Investments          participations
                                                                                       --------------------------------------------
                                                                                           2001        2000        2001        2000
                                                                                       --------    --------    --------    --------
     California Steel Industries, Inc. - CSI (a, c)                                           -         226          58          58
     CVRD Overseas Ltd. (a)                                                                   -          60          25           -
     Gulf Industrial Investment Co. - GIIC (a, c, d)                                          -         182           3           3
     Rio Doce Manganese Europe - RDME (a, c)                                                  -          71           8           5
     S.A. Mineracao da Trindade - SAMITRI                                                     -           -           -           6
     Siderar Sociedad Anonima Industrial y Comercial (a, c)                                   -          29           5           3
     Vale do Rio Doce Aluminio S.A. - ALUVALE  (c)                                            -          38           2          16
     Itabira Rio Doce Company Limited - ITACO (a)                                             -           -          35          72
     Other participations (a)                                                                 -          27           6          10
     Itabira Internacional Servicos e Comercio Lda. (a)                                     759        (116)        100           -
                                                                                       --------    --------    --------    --------
                                                                                            759         517         242         173
                                                                                       ========    ========    ========    ========

     In July 2001, Itabira Rio Doce Company Limited - ITACO was sold to Rio Doce International Finance Ltd., a wholly owned subsidiary of Rio Doce Servicos e Comercio - RDE;

(i)  Indirect holdings through Rio Doce Europa Servicos e Comercio - RDE:

                                                                                                               Result of investment
                                                             Partici-       Adjusted            Investments          participations
                                                               pation   stockholders'  --------------------------------------------
                                                                    %         equity       2001        2000        2001        2000
                                                             --------   ------------   --------    --------    --------    --------
     Caemi Mineracao e Metalurgia S.A. (a, d, p)                16.82            911        670           -           -           -
     California Steel Industries, Inc. - CSI (a, c)             50.00            512        256           -          (3)          -
     CVRD Overseas Ltd. (a)                                    100.00            173        173           -          77           -
     Camelback Corporation (a,c)                               100.00            116        116           -           -           -
     Gulf Industrial Investment Co. - GIIC (a, c)               50.00            176         88           -          12           -
     Itabira Rio Doce Company Limited - ITACO (a, j, m)         99.99            976        976           -         (82)          -
     Rio Doce Manganese Europe - RDME (a, c)                   100.00             82         82           -          12           -
     Siderar Sociedad Anonima Industrial y Comercial (a, c)      4.85            722         35           -           -           -
     Vale do Rio Doce Aluminio S.A. - ALUVALE  (c, j)            5.26            827         44           -           6           -
     Other participations (a)                                                                30           -           8           -
     Own operations (a)                                                                    (252)        614         172         147
                                                                                       --------    --------    --------    --------
                                                                                          2,218         614         202         147
     Amortization of goodwill - Rio Doce Manganese Europe - RDME                              -           -          (9)          -
     Amortization of goodwill - Gulf Industrial Investment Co. - GIIC                         -           -         (60)          -
                                                                                       --------    --------    --------    --------
                                                                                          2,218         614         133         147
                                                                                       ========    ========    ========    ========

(j) The consolidated shareholding in Vale do Rio Doce Aluminio S.A. - ALUVALE is 100%, the subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital;

(k) In May 2000, the Company, together with its subsidiary ITACO, acquired control of S.A. Mineracao da Trindade - SAMITRI for a total price of R$
     971. This acquisition gave rise to goodwill of R$ 658.

     In September 2000, through a public offer on the Sao Paulo Stock Exchange
     - BOVESPA, CVRD acquired 36.24% of the capital of Samitri for a price of R$ 70.42 per lot of 1,000 shares, increasing its shareholding to 99.30% of the total capital. With these acquisitions the total goodwill increased to R$ 809.

     In February 2001, an Extraordinary General Meeting approved the incorporation of the SAMITRI shares. The minority stockholders received preferred class A shares issued by CVRD, which were in treasury, in the proportion of one CVRD share to 628 SAMITRI shares. This operation resulted in additional goodwill of R$ 4, for a total goodwill of R$ 813, which is being amortized based on the expected future profitability of SAMITRI. In October 2001, an Extraordinary General Meeting approved the merger of S.A. Mineracao da Trindade - SAMITRI into CVRD;

(l) In March 2001, CVRD withdrew from CSN by unwinding the cross-participation relationship between the companies. This transaction created the opportunity to address and resolve the following questions:


                                     CVRD                                     27

     (1) The signing of a contract with CSN which guarantees to the Company certain preemptive rights, for a period of thirty years, as follows:
          (a) purchase of any iron ore surplus produced by the Casa de Pedra Mine; (b) the lease and acquisition of the Casa de Pedra Mine; (c) the development of a pelletizing plant supplied by iron ore produced by that mine, if CSN decides to enter into a joint venture with third parties. Conversely, CSN has the right of preference in constructing, in conjunction with the Company, any greenfield steel making project which the Company decides to implement under its own control over the next five years;

     (2) The transfer to VALIA of its interest in CSN (10.33% of CSN's total capital), (which will not participate in the CSN shareholders' agreement). These shares were valued at approximately R$ 521 million, R$ 70.22 per lot of 1000 shares, based on the weighted average price of the last thirty trading sessions at BOVESPA in the period ended on March 9, 2001. This transaction generated a gain for the Company, eliminated VALIA's actuarial deficit and significantly increased the Company's borrowing capacity; and

     (3) This operation resulted in a gain on investments accounted for by the equity method of R$ 108 and a gain of R$ 10 on the sales of shares to VALIA, which is recorded as "Others - Result of investment participants".

(m) In September 2001, CVRD concluded the sale of Celulose Nipo-Brasileira S.A. - CENIBRA to the Japan Brazil Paper and Pulp Resources Development Co., which exercised its right to purchase 51.48% of the shares held by its subsidiary Itabira Rio Doce Company Limited - ITACO for US$ 671. This transaction resulted in a gain of R$ 1,472 included in discontinued operations;

(n) In September 2001, CVRD acquired 99.99% of the quotas of Belem - Administracoes e Participacoes Ltda. for R$ 68, while its wholly-owned subsidiary Docepar S. A. acquired the remaining 0.01%.

     Belem is a non-operational limited liability company that has a 9.9% holding in Empreendimentos Brasileiros de Mineracao S. A. - EBM, which in turn owns 51% of Mineracoes Brasileiras Reunidas S. A. - MBR, an unlisted Brazilian company that produces iron ore;

(o) In April 2001, the CVRD through its wholly-owned subsidiary Zagaia Participacoes S.A. acquired from Thyssen Krupp Stahl AG (TKS) 100% of the total capital Ferteco Mineracao S.A. for approximately R$ 1,167;

(p) In December 2001, CVRD, acting through its wholly-owned foreign subsidiary ITACO, acquired all the shares of Amazon Iron Ore Overseas Co., Ltd. (AMAZON) from Cayman Iron Ore Investment Co., Ltd., a wholly-owned subsidiary of Japan's Mitsui & Co., Ltd. (MITSUI) for US$ 279.

     AMAZON holds 659,375,000 common shares of Caemi Mineracao e Metalurgia S.A. (CAEMI), corresponding to 50% of its voting capital. Caemi is a Brazilian company headquartered in Rio de Janeiro, with stakes in the iron ore, kaolin, refractory bauxite and railroad sectors.

     This acquisition was approved by the European Commission subject to the commitment to sell the participations of Caemi in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets. The commitment satisfies the only reservation expressed by the Commission regarding the antitrust aspects of the deal.

     With the conclusion of the transaction, CVRD and Mitsui each hold 50% of Caemi's common shares;

(q) In April 2001, CVRD sold 32% of the capital of Bahia Sul Celulose S.A. to Companhia Suzano de Papel for US$ 318 (R$ 687). This transaction resulted in a gain of R$ 230 included in discontinued operations;

(r) The total of R$ 3,113 (R$ 2,297 in 2000) of investments on the consolidated balance sheet is represented mainly by investments in affiliated companies and goodwill in subsidiary and jointly held companies, presented in item (d) above;

(s) Attachment II presents additional information about the companies in the areas of aluminum and pellets.


28                                   CVRD

9.11- Property, Plant and Equipment

(a)  By business area:

                                                                     Parent Company                                    Consolidated
                                      ---------------------------------------------   ---------------------------------------------
                                                                    2001       2000                                 2001       2000
                                      ----------------------------------   --------   ----------------------------------   --------
                                                 Accumulated                                     Accumulated
                                          Cost  depreciation         Net        Net       Cost  depreciation         Net        Net
                                      --------  ------------    --------   --------   --------  ------------    --------   --------
     Ferrous - Northern System
        Mining                           1,537          (737)        800        776      1,537          (737)        800        776
        Railroads                        2,658          (982)      1,676      1,620      2,658          (982)      1,676      1,620
        Ports                              514          (241)        273        253        514          (241)        273        253
        Construction in progress           385             -         385        232        385             -         385        232
                                      --------      --------    --------   --------   --------      --------    --------   --------
                                         5,094        (1,960)      3,134      2,881      5,094        (1,960)      3,134      2,881
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Ferrous - Southern System
        Mining                           2,479        (1,466)      1,013        783      3,539        (2,047)      1,492      1,130
        Railroads                        3,027        (1,837)      1,190      1,104      3,027        (1,837)      1,190      1,104
        Ports                              559          (429)        130        128        763          (473)        290        128
        Construction in progress           386             -         386        343        427             -         427        352
                                      --------      --------    --------   --------   --------      --------    --------   --------
                                         6,451        (3,732)      2,719      2,358      7,756        (4,357)      3,399      2,714
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Pelletizing                           605          (436)        169        146      1,625        (1,024)        601        766
     Construction in progress              388             -         388        152        412             -         412        187
                                      --------      --------    --------   --------   --------      --------    --------   --------
                                           993          (436)        557        298      2,037        (1,024)      1,013        953
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Energy (*)                            190           (15)        175        140        203           (16)        187        140
     Construction in progress              149             -         149         58        149             -         149         58
                                      --------      --------    --------   --------   --------      --------    --------   --------
                                           339           (15)        324        198        352           (16)        336        198
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Total ferrous                      12,877        (6,143)      6,734      5,735     15,239        (7,357)      7,882      6,746
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Non-ferrous
        Potash                             110           (35)         75         59        110           (35)         75         59
        Gold                               615          (418)        197        321        615          (418)        197        321
        Research and projects               42           (22)         20         20        164           (25)        139        120
        Kaolin                               -             -           -          -        231           (48)        183        124
        Construction in progress            58             -          58         59         86             -          86         84
                                      --------      --------    --------   --------   --------      --------    --------   --------
                                           825          (475)        350        459      1,206          (526)        680        708
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Logistics                             901          (515)        386        385      1,756          (847)        909        899
     Construction in progress               51             -          51         14         86             -          86         53
                                      --------      --------    --------   --------   --------      --------    --------   --------
                                           952          (515)        437        399      1,842          (847)        995        952
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Holdings
        Steel                                -             -           -          -      1,806          (691)      1,115      1,139
        Pulp and paper                       -             -           -          -         36            (4)         32      1,220
        Aluminum                             -             -           -          -      2,303        (1,188)      1,115      1,208
        Ferro-alloys                         -             -           -          -        638          (326)        312        273
        Other participations                 -             -           -          -          3             -           3          -
        Construction in progress             -             -           -          -        597             -         597        280
                                      --------      --------    --------   --------   --------      --------    --------   --------
                                             -             -           -          -      5,383        (2,209)      3,174      4,120
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Corporate                              88           (41)         47         48         88           (41)         47         48
     Construction in progress               13             -          13          8         13             -          13          8
                                      --------      --------    --------   --------   --------      --------    --------   --------
                                           101           (41)         60         56        101           (41)         60         56
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Total                              14,755        (7,174)      7,581      6,649     23,771       (10,980)     12,791     12,582
                                      ========      ========    ========   ========   ========      ========    ========   ========

(b)  By classification of asset:

                                                                     Parent Company                                    Consolidated
                                      ---------------------------------------------   ---------------------------------------------
                                                                    2001       2000                                 2001       2000
                                      ----------------------------------   --------   ----------------------------------   --------
                                                 Accumulated                                     Accumulated
                                          Cost  depreciation         Net        Net       Cost  depreciation         Net        Net
                                      --------  ------------    --------   --------   --------  ------------    --------   --------
     Land and buildings                  1,484          (626)        858      1,016      2,818        (1,131)      1,687      1,970
     Installations                       4,165        (2,596)      1,569      1,480      7,781        (4,438)      3,343      3,386
     Equipment                             893          (534)        359        288      2,473        (1,301)      1,172      1,682
     Ships                                   -             -           -          -        500          (249)        251        384
     Railroads                           5,138        (2,693)      2,445      2,168      5,369        (2,763)      2,606      2,291
     Mineral rights                        429          (161)        268        255        657          (201)        456        434
     Forests                                 -             -           -          -         31            (9)         22        335
     Others                              1,216          (564)        652        576      1,987          (888)      1,099        846
                                      --------      --------    --------   --------   --------      --------    --------   --------
                                        13,325        (7,174)      6,151      5,783     21,616       (10,980)     10,636     11,328
     Construction in progress            1,430             -       1,430        866      2,155             -       2,155      1,254
                                      --------      --------    --------   --------   --------      --------    --------   --------
     Total                              14,755        (7,174)      7,581      6,649     23,771       (10,980)     12,791     12,582
                                      ========      ========    ========   ========   ========      ========    ========   ========

(*) The increase in the energy area refers to the recording as a fixed asset of the investment in the Porto Estrela Hydroelectric Plant. CVRD has an equal 1/3 interest in this undertaking along with the Companhia Energetica de Minas Gerais (Cemig) and Coteminas. The project required investments of R$ 101, with CVRD's initial share of the power output being destined for the Tubarao Complex in Espirito Santo State. The plant has been in commercial operation since December 1, 2001.


                                     CVRD                                     29

The average annual depreciation rates are 3% for buildings, from 2% to 10% for installations, from 10% to 20% for equipment, and from 1% to 4% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.

Depreciation, amortization and depletion of property, plant and equipment have been allocated to cost of production and services and to administrative expenses as follows:

                                            Parent Company          Consolidated
                                         -----------------     -----------------
                                           2001       2000       2001       2000
                                         ------     ------     ------     ------
Cost of production and services             484        272        799        638
Administrative expenses                      19         14         28         25
                                         ------     ------     ------     ------
                                            503        286        827        663
                                         ======     ======     ======     ======

9.12- Loans and Financing

Short-term

                                            Parent Company          Consolidated
                                         -----------------     -----------------
                                           2001       2000       2001       2000
                                         ------     ------     ------     ------
Trade finance                               927        576      1,713      1,242
Working capital                               -          -         32         31
                                         ------     ------     ------     ------
                                            927        576      1,745      1,273
                                         ======     ======     ======     ======

The average annual interest rates on short-term loans and financing in 2001 and 2000 were, respectively, 4.96% and 6.93%.

Long-term

                                                                         Parent Company                                 Consolidated
                                             ------------------------------------------   ------------------------------------------
                                             Current liabilities  Long-term liabilities   Current liabilities  Long-term liabilities
                                             -------------------  ---------------------   -------------------  ---------------------
                                                 2001       2000        2001       2000       2001       2000        2001       2000
                                             --------   --------    --------   --------   --------   --------    --------   --------
Foreign operations

Loans and financing maturing up to
2011, in:
       U.S. dollars                               282        274       1,774      1,495        686        556       3,178      2,544
       Yen                                         19         19          63          8         83         81         191        193
       Other currencies                             1          1           1          2          4          4         179        155
Notes in U.S. dollars                               -          -       1,160        978          -          -       1,160        988
Securitization of exports                           -          -           -          -          9          -         722        587
Perpetual notes                                     -          -           -          -          -          -         129        108
Accrued charges                                    46         64           -          -         64         93           -          -
                                             --------   --------    --------   --------   --------   --------    --------   --------
                                                  348        358       2,998      2,483        846        734       5,559      4,575
                                             --------   --------    --------   --------   --------   --------    --------   --------

Local operations

Indexed by TJLP, TR(*) and IGP-M                    8          7          48         16        137        108         261        486
Basket of currencies                               27         23          63         77         35         29          92        156
Loans in U.S. dollars                               2          8         210          -         38         89         826        436
Other currencies                                    -          -           -          9          -          -           -          -
Non-convertible debentures                          -          -           7          7          -          -          27          7
Accrued charges                                     2          4           -          -          7         10           -          -
                                             --------   --------    --------   --------   --------   --------    --------   --------
                                                   39         42         328        109        217        236       1,206      1,085
                                             --------   --------    --------   --------   --------   --------    --------   --------
                                                  387        400       3,326      2,592      1,063        970       6,765      5,660
                                             ========   ========    ========   ========   ========   ========    ========   ========

(*) TR - Reference Rate

(a) Foreign currency loans and financing were converted into reais at exchange rates effective on the financial statements date, with US$ 1.00 equal to R$ 2.3204 on 12/31/01 (R$ 1.9554 on 12/31/00) and (Y) 1.00 equal to R$
     0.017707 on 12/31/01 (R$ 0.017082 on 12/31/00);


30                                   CVRD

(b) Certain loans and financing have specific guarantees. Concerning to the balance payable on 12/31/01 these guarantees include:

                                                Parent Company     Consolidated
                                                --------------   --------------
     - Federal Government guarantees                       714              969
     - Third-party guarantees                               90               90
     - Mining rights and mortgaged lands                     -               35
     - Ships                                                 -              117
     - Other assets                                          -              840
                                                --------------   --------------
                                                           804            2,051
                                                ==============   ==============

     The Parent Company's loans and financing with Federal Government guarantees are subject to full contra-guarantees;

(c) Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 12/31/01:

                                                Parent Company     Consolidated
                                                --------------   --------------
     2003                                                1,139            2,015
     2004                                                1,384            2,027
     2005                                                  287              819
     2006                                                  172              558
     2007 onward                                           344            1,346
                                                --------------   --------------
                                                         3,326            6,765
                                                ==============   ==============

(d) Long-term external and domestic loans and financing were subject to annual interest rates on 12/31/01 as follows:

                                                Parent Company     Consolidated
                                                --------------   --------------
     Up to 7%                                            2,313            4,580
     7.1 to 9%                                             101            1,586
     9.1 to 11%                                          1,179            1,257
     Over 11%                                              120              405
                                                --------------   --------------
                                                         3,713            7,828
                                                ==============   ==============

(e) The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 12/31/01 are close to their market values;

(f)  The Company's loans and financing, by currencies/index in:

[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

                                      2001

                         Basket of currencies      2%
                         Yen                       2%
                         Others                    1%
                         Dollar                   95%

                                    R$ 4,640


[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

                                     2000

                         Basket of currencies      2%
                         Others                    3%
                         Dollar                   95%

                                    R$ 3,568


(g)  Consolidated loans and financing, broken down by currencies/index in:

[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

                                      2001

                         TJLP                      3%
                         IGP-M                     2%
                         Basket of currencies      2%
                         Yen                       3%
                         Dollar                   90%

                                    R$ 9,573


[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

                                      2000

                         TJLP                      5%
                         IGP-M                     3%
                         Basket of currencies      2%
                         Yen                       3%
                         Others                    2%
                         Dollar                   85%

                                    R$ 7,903


                                     CVRD                                     31

9.13 - Securitization Program

On September 29, 2000, CVRD finalized the financial conditions for a US$ 300 securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd.. This transaction, relating to exports of iron ore and pellets to six of CVRD's major customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches as follows:

                            Amount                     Grace Period    Yield to Investor
Tranches             (US$ million)          Maturity        (years)               (p.y.)
--------             -------------     -------------  -------------    -----------------
1                               25        10/15/2007              2               8.682%
2 (insured)                    125        10/15/2007              2          Libor+0.65%
3                              150        10/15/2010              3               8.926%

The balance of this operation in 2001 totals R$ 706 (R$ 10 in current liabilities and R$ 696 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 9.7).

9.14 - Contingent Liabilities

At the financial statement dates the contingent liabilities of the Company were:

(a) Provisions for contingencies and respective judicial deposits, considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

                                                        Judicial deposits   Provisions for contingencies
                                              ---------------------------   ---------------------------
                                                      2001           2000           2001           2000
                                              ------------   ------------   ------------   ------------
     Tax contingencies                                 284             90            308            132
     Labor claims                                      109            111            300            214
     Civil claims                                        4              2            273            239
     Marketable securities                             114             98              -              -
     Others                                              5              2             13             12
                                              ------------   ------------   ------------   ------------
     Total Parent Company                              516            303            894            597
     Consolidated companies                            112             87            323            156
                                              ------------   ------------   ------------   ------------
     Total consolidated                                628            390          1,217            753
                                              ============   ============   ============   ============
     Consolidated - short term (*)                       3              3              -              -
     Consolidated - long term                          625            387          1,217            753
                                              ------------   ------------   ------------   ------------
                                                       628            390          1,217            753
                                              ============   ============   ============   ============

     (*)  Recorded under "others" in current assets.

     The Company and its subsidiaries are parties to labor, civil, tax and other suits have been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.


32                                   CVRD

     Tax contingencies relate principally to a legal process claiming unconstitutionality of the change in the calculation basis of PIS and COFINS social contribution introduced by Law 9,718/98.

     Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal.

     Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

     Marketable securities are related to guarantees of civil claims.

(b) Guarantees given to jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:

                                                                      2001          2000
                                                                  --------      --------
     ALBRAS - Aluminio Brasileiro S.A                                  840           728
     ALUNORTE - Alumina do Norte do Brasil S.A                         170           147
     Bahia Sul Celulose S.A                                              -           257
     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO             93            78
     Ferrovia Centro-Atlantica S.A                                     271            83
     Salobo Metais S.A                                                 165           141
     Sepetiba Tecon S.A                                                 59             7
     Others                                                              5            18
                                                                  --------      --------
                                                                     1,603         1,459
                                                                  ========      ========

     The breakdown of guarantees by currency is:

                                                                      2001          2000
                                                                  --------      --------
     U.S. Dollar                                                     1,118         1,104
     Real                                                              485           355
                                                                  --------      --------
                                                                     1,603         1,459
                                                                  ========      ========

(c) Upon privatization of the Company in 1997, debentures were issued to the then stockholders, including the federal government. The maturity dates of these debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from subsequent mineral discoveries.

     At present, the debentures cannot be traded. They may only be traded three months after the federal government sells its 27.4% share of the CVRD voting capital, which is currently under way. At this time the Company will be obliged to register the debentures with the CVM to allow their negotiation.

     According to the regulations of the Brazilian Central Bank, the pre-privatization stockholders who held their shares through American Depositary Receipts (ADRs) were not authorized to receive debentures or any other financial benefits related to same. The Company will present a new request to the Central Bank, but there is no guarantee that it will be granted.

     The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenues from determined mineral resources held by the Company in May 1997, as per the table below:


                                     CVRD                                     33

Area                                                                     Mineral                       Required payments by CVRD
-------------------------------------------------   ----------------------------     -------------------------------------------
                                                                                     1.8% of net revenue, after total production
Southern System                                                         Iron ore         from May 1997 exceeds 1.7 billion tons.

                                                                                     1.8% of net revenue, after total production
Northern System                                                         Iron ore         from May 1997 exceeds 1.2 billion tons.

                                                                                       2.5% of net revenue from the beginning of
Pojuca, Andorinhas, Liberdade and Sossego                        Gold and copper                          commercial production.

                                                                                     2.5% of net revenue, after total production
                                                                                                from the beginning of commercial
Igarape Bahia and Alemao                                         Gold and copper             production exceeds 70 tons of gold.

                                                                                      2.5% of net revenue after total production
                                                                                                from the beginning of commercial
Fazenda Brasileiro                                                          Gold                     production exceeds 26 tons.

Other areas, excluding Carajas/ Serra Leste                                 Gold                            2.5% of net revenue.

                                                                                         1% of net revenue, four years after the
Other areas owned as of May 1997                                  Other minerals             beginning of commercial production.

                                                    Sale of mineral rights owned
All areas                                                         as of May 1997                          1% of the sales price.

     Based on current production levels and estimates for new projects, the forecast is to start payments referring to copper resources in 2004, iron ore in approximately 2012, and other types of minerals in later years. The obligation to make payment to the debenture holders will expire when the pertinent mineral resources are depleted.

(d) The Company has commitments under a take-or-pay contract to acquire approximately 175,950 tons of aluminum per year from ALBRAS at market prices. This estimate is based on 51% of the estimated output of ALBRAS at a market price of US$ 1,453.66 per ton on December 31, 2001, representing an annual commitment of R$ 593. The same applies to 437,214 tons of alumina per year produced by ALUNORTE, which at a market price of US$
     176.08 per ton on December 31, 2001 represents a yearly commitment of R$
     179. The effective take of ALBRAS was R$ 510 and R$ 474 in 2001 and 2000, respectively, and directly from ALUNORTE (net of the take assigned to ALBRAS), was R$ 84 and R$ 102 in 2001 and 2000, respectively.


9.15 - Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. In 2001, the provision for environmental liabilities amounted to R$ 66 (R$ 28 in 2000).


9.16 - Pension Plan - VALIA

The Fundacao Vale do Rio Doce de Seguridade Social - VALIA is a non-profit entity, legally separate from the CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.

The Company and various of its subsidiaries and affiliated companies are sponsors of VALIA, in the following benefit plans:

(a)  Benefit Plan

     Defined Benefit Plan - "BD"

     A pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of VALIA. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

     Mixed-Benefit Plan - "Vale Mais"

     On December 28, 1999, the federal government's Secretariat of Complementary Social Security, through Announcement No. 866-SPC/COJ, approved the new mixed plan to be instituted by the Foundation, which offers programmable retirement income benefits of


34                                   CVRD
     the defined contribution type, independent of government Social Security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors.

     "Vale Mais" was established in May 2000 and nearly 98.7% of then active participants migrated to the new plan.

     The contributions of the sponsors are as follows:

     o Ordinary contribution - Destined to accrue the resources necessary to grant income benefits, sponsor contributions are matched equally by participants, up to 9% of their participation salaries, which may not exceed ten "plan reference units" (this limit was R$1,383.86 in December 2001).

     o Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

     o Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

     o Special contribution - Destined to cover any special commitment that may arise.

     During 2001, the Company made contributions to VALIA in the amount of R$ 45 (R$ 41 in 2000) to fund the benefit plans it sponsors.

(b)  Actuarial liability

     This provision is the result of the Company's responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, in the amount of R$ 461 and an additional amount of R$ 33 as required by CVM Deliberation 371. These liabilities were calculated by an independent actuary for the year 2001 and represent the current value of the benefits and pensions. Part is recorded in "Pension Plan-VALIA" in current liabilities - R$ 65 (R$ 59 in 2000) and part in long-term liabilities - R$ 429 (R$ 361 in 2000).

     CVRD decided to record the actuarial liabilities referring to the plans it sponsors as set forth in CVM Deliberation 371, issued on December 13, 2000, directly in net assets for December 31, 2001, net of the corresponding tax effects. The actuarial appraisal of the plans employed the projected unitary credit method, with the assets from plans positioned as of December 31, 2001. The parent company intends to amortize the actuarial gains or losses starting in 2002, in conformity with the referred Deliberation.

     Reconciliation of assets and liabilities recognized on the balance sheet as of December 31, 2001

                                                                                            Parent
                                                                                           Company
                                                                                        ----------
     Present value of actuarial assets integrally or partially covered                      (3,222)
     Fair value of plan assets                                                               3,189
                                                                                        ----------
     Present value of actuarial obligations in excess of fair value of assets                  (33)
     Fiscal effects                                                                             11
                                                                                        ----------
                                                                                               (22)
                                                                                        ==========

     Projected expenses to recognize in 2002

                                                                                            Parent
                                                                                           Company
                                                                                        ----------
     Cost of current service                                                                     3
     Cost of interests                                                                         187
     Expected gain on plan assets                                                             (186)
                                                                                        ----------
     Total                                                                                       4
                                                                                        ==========


                                     CVRD                                     35

     Actuarial premises adopted in calculation

     Discount rate of contract obligation                                6% p.a.
     Expected return rate on assets                                      6% p.a.
     Estimated salary increase index                   1.82% p.a. until 47 years
     Estimated benefits increase index                0% p.a. since 48 years old
     Inflation rate                                                      0% p.a.

     Economical assumptions
     --------------------------------------------------------------------------
     Mortality table                                                    GAM 1971
     Disabled mortality table                                            IAPC-57
     Invalidity entrance table                                     Alvaro Vindas


     As already mentioned, the rate of migration and adhesion to the new plan was above 98% of active employees, thus requiring an actuarial appraisal. This appraisal, conducted by independent actuaries, found a deficit in the mathematical reserves of, on December 31, 1999, R$ 312 (net of tax effects), which was recognized as a liability, and charged to retained earnings . On March 15, 2001, the Company fully amortized the then-existing shortfall, by transferring all its interest (10.33%) in Companhia Siderurgica Nacional - CSN, in the amount of R$ 520, including therein the portion which was the responsibility of its subsidiaries and affiliated companies.

(c)  Subsidiaries and affiliated companies

     Some subsidiary and affiliated companies that do not participate in the social security plan through VALIA also record their actuarial liabilities referring to the plans they sponsor as set forth in CVM Deliberation 371 of December 13, 2000.


9.17 - Capital

The Company's capital is R$ 4 billion, corresponding to 388,559,056 book shares, of which 249,983,143 are common shares, 138,575,913 are preferred class "A" shares, the latter including one special preferred share ("Golden Share"), all with no par value.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share.

The special "Golden Share" created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

The Extraordinary General Meeting held on 04/25/01 approved the increase of capital from R$ 3 billion to R$ 4 billion, without issue of new shares, through the capitalization of reserves in the amount of R$ 1 billion.

On 12/31/01 the Company's capital is comprised as follows:

                                                                                                                    Number of shares
                                                                --------------------------------------------------------------------
Stockholders                                                         Commom        %      Preferred        %          Total        %
-------------------------------------------------               -----------    -----    -----------    -----    -----------    -----
Valepar S.A                                                     105,443,070       42              -        -    105,443,070       27
Brasilian Government (National Treasury / BNDES/
   INSS / FPS) (b)                                               78,788,839       32      5,075,341        4     83,864,180       22
American Depositary Receipts - ADRs                                       -        -     57,754,261       42     57,754,261       15
Litel Participacoes S.A. (a)                                     25,272,641       10              -        -     25,272,641        7
BNDESPar                                                         11,672,271        5      1,251,980        1     12,924,251        3
Clube de Investimentos dos Empregados da
   Vale - INVESTVALE                                             10,362,069        4        269,100        -     10,631,169        3
Foreign - institutional investors                                 4,791,199        2     36,056,429       26     40,847,628       10
Brazil - institutional investors                                  4,464,276        2     21,244,238       15     25,708,514        7
Brazil - retail investors                                         4,473,608        2     16,924,473       12     21,398,081        5
Treasury stock                                                    4,715,170        1             91        -      4,715,261        1
                                                                -----------    -----    -----------    -----    -----------    -----
Total                                                           249,983,143      100    138,575,913      100    388,559,056      100
                                                                ===========    =====    ===========    =====    ===========    =====


36                                   CVRD

(a) Litel is the corporate vehicle pursuant to which Previ, Petros, Funcef and Fundacao CESP, each of which is a Brazilian pension fund, hold common shares in CVRD and Valepar.

(b) The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continued the privatization process started in 1997, as per the terms of the Privatization Rules, sold on 03/21/02 78,787,838 common shares of CVRD.

As of 12/31/01, the number of holders of record who are residents of Brazil was 21,862. These shareholders owned 288,365,846 shares, representing 74.2% of the capital stock.

Members of the Board of Directors, as a group, hold 17 common shares and 209 preferred shares.


9.18- American Depositary Receipts (ADR) Program

On 06/20/00, the Company obtained ADR registration (Level 2) from the United States Securities and Exchange Commission (SEC), beginning a process for its shares to be traded on the New York Stock Exchange (NYSE). From 03/21/02, after the sale process of shares of BNDES and the Government, the common shares begun to be traded on NYSE. Each ADR represents 1 (one) preferred Class "A" or common share, traded under the code "RIOPR" and "Rio", respectively.


9.19- Treasury Stock

Board of Directors, as per Article 13, XV, of the Bylaws and Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved acquisition by the Company of its own shares to be held in treasury (Notes 9.17 and 9.20) for later sale or cancellation.

An Extraordinary General Meeting held on 10/24/01 authorized acquisition of up to 19 million nominative book shares, with no par value, with 14 million being common shares and 5 million preferred shares, to hold in treasury for later sale or cancellation, with no reduction in company capital. Up to 12/31/01, 4,715,170 common and 91 preferred shares had been so acquired at a cost of R$ 131.

                                       Shares
---------------------------------------------
                                                                                                                 Average
Class                                Quantity                        Unit acquisition cost           quoted market price
---------------   ---------------------------   ------------------------------------------   ---------------------------
                          2001           2000        Average            Low           High           2001           2000
                  ------------   ------------   ------------   ------------   ------------   ------------   ------------
Preferred                   91      3,659,311          20.03          14.02          52.40          52.44          47.11
Common               4,715,170          7,300          27.80          20.07          52.09          50.21          46.14
                  ------------   ------------
                     4,715,261      3,666,611
                  ============   ============

On 07/25/01 the Company exchanged on the Sao Paulo Stock Exchange (BOVESPA), 3,519,285 preferred shares, maintained previously in treasury, for 3,520,000 common shares, an operation with Bank of America Liberal S.A. - Corretora de Cambio e Valores Mobiliarios as intermediary.


9.20- Reserves

On December 31 these amounts were as follows:

                                                             2001          2000
                                                        ---------     ---------
Capital reserves
..  Capital surplus                                              -           264
..  Special monetary restatement reserve - Law 8,200/91        440           440
..  Tax incentive investment reserve                             -            17
..  Others                                                       4            20
                                                        ---------     ---------
                                                              444           741
                                                        =========     =========

Revenue reserves
..  Expansion                                                3,869         3,022
..  Depletion                                                1,506         1,506
..  Unrealized income                                        1,272         1,710
..  Legal                                                      753           600
..  Tax incentives                                              54            60
..  Treasury stock                                            (131)          (73)
                                                        ---------     ---------
                                                            7,323         6,825
                                                        =========     =========


                                     CVRD                                     37

The tax incentive investment reserve refers to the amount of tax exemption on profits of undertakings under the Greater Carajas Program, today administered by the Amazon Development Agency - ADA, and the gold and potash undertakings administered by the Northeast Development Agency - ADENE.

In conformity with current applicable corporate legislation, Management has proposed to retain the remaining accrued profits in the expansion reserve, to supply the necessary resources to meet the Company's capital spending budget.

In 1983, CVRD carried out a monetary restatement of its assets, with the increase accounted for as Revaluation Reserve, net of tax effects. CVRD considers that technically the referred monetary restatement of its assets is an integral part of special monetary restatement as per Law 8,200. This restatement carried out in 1983 was not a revaluation as such because this assumes, by definition, an adjustment to market prices instead of an adjustment to original prices corrected by an index representative of the loss in purchasing power of Brazilian currency.

Thus, in 2000, the amounts currently stated under the title of "reserves from revaluation of own assets" were reclassified to "capital reserve - special monetary restatement - Law No. 8,200". Adoption of this procedure will not have any effect on the stockholders' equity or results of the Company.

In June 2000, in connection with full adoption of the concept of historic cost (increased by monetary restatement up to 1995), CVRD reversed the reserve from revaluation of the assets of affiliated and jointly controlled companies in the amount of R$ 471, against the equity investments in these companies.

On 12/31/01, the Company had an excess of revenue reserves over capital. In accordance with Corporate Law (Art. 199 Law No. 6,404/76), the Board of Directors will propose at the stockholders' meeting an increase in the Company's capital with reserves, in the amount of R$ 1 billion without issuance of new shares, as follows:

Capital reserves                                                            444
Revenue reserves                                                            556
                                                                      ---------
                                                                          1,000
                                                                      =========


9.21- Remuneration of Stockholders

Interest on stockholders' equity proposed by Management of the Company for the year ended 12/31/01 was R$ 4.61 per outstanding common and preferred share (R$
3.33 in 2000), totaling R$ 1,774 (R$ 1,282 in 2000). Payment is in two equal installments; the first occurred on December 10, 2001 and the second will be made by April 30, 2002.

According to the Company's Bylaws, the stockholders are entitled to a mandatory dividend of 25% of the net income for the year, adjusted under the terms of corporate law. The preferred shares have the right under the Bylaws to receive mandatory and non-cumulative dividends corresponding to 6% of the Company capital.

Interest on stockholders' equity proposed for 2001 was calculated as follows:

Net income for the year                                                           3,051
Legal reserve                                                                      (153)
Realization of unrealized income reserve                                            438
Tax incentives reserve                                                              (54)
                                                                             ----------
Net income adjusted                                                               3,282
                                                                             ==========
Mandatory amount - 25% (R$ 2.14 per share outstanding)                              821
                                                                             ==========
Statutory dividend on preferred shares (R$ 0.62 per share outstanding)               86
                                                                             ==========
Interest on stockholders' equity (R$ 4.61 per share outstanding)                  1,774
                                                                             ==========

Pursuant to Ruling No. 207/96 of the Brazilian Securities Commission (CVM), the Company decided, as required by tax regulations, to account for interest on stockholders' equity under the heading of "Financial expenses" and to reverse the same amount in a specific account. This, however, does not appear in the financial statements because it had no effect on the final net income, except for the tax impact recorded as "Income tax and social contribution".


38                                   CVRD

9.22- Financial Result

The amounts included in the income statement are as follows:

                                                                         2001              2000
                                                                   ----------        ----------
Financial expenses
Foreign debt                                                             (254)             (227)
Local debt                                                                (81)              (81)
Related parties, net                                                     (135)             (122)
Others (*)                                                               (133)              (34)
                                                                   ----------        ----------
                                                                         (603)             (464)
                                                                   ----------        ----------
Monetary and exchange rate variation on liabilities                    (1,201)             (478)
                                                                   ----------        ----------

Financial income
Related Parties                                                           122               114
Marketable securities                                                      67               138
Others                                                                      3                36
                                                                   ----------        ----------
                                                                          192               288
                                                                   ----------        ----------
Monetary and exchange rate variation on assets                            679               319
                                                                   ----------        ----------

Financial income (expenses), net - Parent Company                        (933)             (335)
                                                                   ----------        ----------
Consolidated companies
   Financial expenses                                                    (354)             (243)
   Financial revenues                                                      92                81
   Monetary and exchange rate variation, net                             (544)             (166)
                                                                   ----------        ----------
Consolidated financial result, net                                     (1,739)             (663)
                                                                   ==========        ==========

(*) Includes net losses on derivative financial instruments (Note 9.23).


9.23 - Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines generally prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The overall position of the portfolio is assessed and monitored daily to measure the financial results and the impact on cash flow. The credit limits and creditworthiness of counterparties are also reviewed periodically. The results of hedging are reported monthly to the Executive Board.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR (London Interbank Offered Rate). The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.


                                     CVRD                                     39

The table below provides information regarding the interest rate derivatives portfolio for 2001 and 2000.

                                                                  2001
            ----------------------------------------------------------
                                                       Unrealized gain
              Notional value                                    (loss)      Final
Type        (in US$ million)               Rate range  (in R$ million)   maturity
----        ----------------    ---------------------  ---------------   --------
Cap                    1,375               5.0 - 8.0%               6      Dec/04
Floor                  1,000               5.0 - 6.5%             (66)     Dec/04
Swap                     125               5.5 - 7.5%             (23)     Oct/07
                                                       --------------
Total                                                             (83)
                                                       ==============

                                                                  2000
            ----------------------------------------------------------
                                                       Unrealized gain
              Notional value                                    (loss)
Type        (in US$ million)              Rate range   (in R$ million)
----        ----------------   ---------------------   ---------------
Cap                    1,200              5.0 - 8.0%                6
Floor                    850              5.0 - 6.5%              (13)
Swap                     125              5.5 - 7.5%               (8)
                                                        -------------
Total                                                             (15)
                                                        =============

Exchange Rate Risk

Exchange rate risk comes from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluations of Brazilian currency against the dollar. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

With Brazil's adoption of a floating exchange rate in January 1999, the Company adopted a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 2001 and 2000. These operations are structured forwards meant to ensure the purchase price of the following currencies:

                                                                  2001
            ----------------------------------------------------------
                                                       Unrealized gain
              Notional value                                    (loss)      Final
Type        (in US$ million)               Rate range  (in R$ million)   maturity
----        ----------------    ---------------------  ---------------   --------
Yen purchased              5     (Y) 70 - 110 per US$              (4)     Apr/05
Euros purchased            8    E 1.10 - 1.30 per US$              (5)     Apr/05
Euros sold                12    E 0.90 - 1.20 per US$              (2)     Mar/02
                                                       --------------
Total                                                             (11)
                                                       ==============

                                                                  2000
            ----------------------------------------------------------
                                                       Unrealized gain
              Notional value                                    (loss)
Type        (in US$ million)              Rate range   (in R$ million)
----        ----------------   ---------------------   ---------------
Yen purchased             15    (Y) 70 - 110 per US$               (3)
Euros purchased           12   E 1.10 - 1.30 per US$               (4)
Euros sold                 3   E 0.90 - 1.20 per US$                -
                                                        -------------
Total                                                              (7)
                                                        =============

Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future gold output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company in 2001 and 2000.

                                                               2001                                                    2000
                          -----------------------------------------               -----------------------------------------
                                            Price   Unrealized gain                                 Price   Unrealized gain
                          Quantity          range            (loss)      Final    Quantity          range            (loss)
Type                          (oz)         US$/oz   (in R$ million)   maturity        (oz)         US$/oz   (in R$ million)
-----------------         --------  -------------   ---------------   --------    --------  -------------   ---------------
Puts purchased             422,000      270 - 340               25      Dec/05     479,500      300 - 375                25
Calls sold                 718,000      308 - 366               (8)     Dec/05     999,800      308 - 390                (9)
Other instruments           25,000                               -      Nov/05      30,000                                2
                                                       -----------                                              -----------
Total                                                           17                                                       18
                                                       ===========                                              ===========


40                                   CVRD

Similarly, the jointly controlled companies ALBRAS and ALUNORTE manage the risks associated with variations in the prices of aluminum through derivatives operations, establishing an average profit for future production and ensuring a stable cash flow.

The table below provides information on the aluminum derivatives operations of ALBRAS in 2001 and 2000. CVRD owns 51% of the total voting capital of ALBRAS:

                                                               2001                                                    2000
                          -----------------------------------------               -----------------------------------------
                                            Price   Unrealized gain                                 Price   Unrealized gain
                          Quantity          range            (loss)      Final    Quantity          range            (loss)
Type                        (ton.)       US$/ton.   (in R$ million)   maturity      (ton.)       US$/ton.   (in R$ million)
-----------------         --------  -------------   ---------------   --------    --------  -------------   ---------------
Puts purchased              80,000  1,400 - 1,600               22      Dec/03      42,000  1,400 - 1,600                 4
Forwards sold               57,000  1,400 - 1,600               18      Dec/06      67,189  1,500 - 1,700                (3)
Calls sold                  56,000  1,600 - 1,800               (2)     Dec/03     123,000  1,500 - 1,700               (11)
Other instruments          132,000                              (6)                                                       -
                                                       -----------                                              -----------
Total                                                           32                                                       (9)
                                                       ===========                                              ===========


The table below provides information on the aluminum derivatives operations of ALUNORTE in 2001 and 2000. CVRD owns 50.31% of the voting capital and 45.58% of the total capital of ALUNORTE:

                                                               2001                                                    2000
                          -----------------------------------------               -----------------------------------------
                                            Price   Unrealized gain                                 Price   Unrealized gain
                          Quantity          range            (loss)      Final    Quantity          range            (loss)
Type                        (ton.)       US$/ton.   (in R$ million)   maturity      (ton.)       US$/ton.   (in R$ million)
-----------------         --------  -------------   ---------------   --------    --------  -------------   ---------------
Puts purchased              15,000  1,400 - 1,600                6      Dec/02      96,000  1,400 - 1,600                 7
Forwards sold               26,000  1,400 - 1,600               10      May/03      51,000  1,600 - 1,800                (1)
Calls sold                  23,000  1,600 - 1,800                -      Dec/02     157,500  1,600 - 1,800               (10)
Other instruments           74,000                              (4)     Oct/03      36,000                                -
                                                       -----------                                              -----------
Total                                                           12                                                       (4)
                                                       ===========                                              ===========


                                     CVRD                                     41

9.24 - Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars.

                                                                                             In millions of reais
                                                          -------------------------------------------------------
                                                                                                 Subsidiaries and
                                                                     Parent Company      Affiliated Companies (*)
                                                          -------------------------     -------------------------
                                                                2001           2000           2001           2000
                                                          ----------     ----------     ----------     ----------
Assets

Current
   Cash and banks and marketable securities                      508            223             86             91
   Others                                                      1,709          1,487            821            569
                                                          ----------     ----------     ----------     ----------
                                                               2,217          1,710            907            660

Long-term receivables                                          1,238          1,102             71            118

Investments                                                    2,524          1,444             72             76
                                                          ----------     ----------     ----------     ----------
Total                                                          5,979          4,256          1,050            854
                                                          ==========     ==========     ==========     ==========

Liabilities

Current
   Short-term loans and financing                              1,304            970          1,191            991
   Others                                                        398            268            203            225
                                                          ----------     ----------     ----------     ----------
                                                               1,702          1,238          1,394          1,216

Long-term liabilities
   Loans and financing                                         3,271          2,575          1,961          1,922
   Others                                                      1,760          1,528            178            129
                                                          ----------     ----------     ----------     ----------
                                                               5,031          4,103          2,139          2,051
                                                          ----------     ----------     ----------     ----------
Total                                                          6,733          5,341          3,533          3,267
                                                          ==========     ==========     ==========     ==========
Net Assets (Liabilities) - R$                                   (754)        (1,085)        (2,483)        (2,413)
                                                          ==========     ==========     ==========     ==========
Net Assets (Liabilities) - US$                                  (325)          (555)        (1,070)        (1,234)
                                                          ==========     ==========     ==========     ==========

(*)  Proportional to the percentage of participation


42                                   CVRD

9.25 - Income Statement Reclassifications - CVRD

To facilitate comparison of the financial statements, the balances from 2000 were reclassified due to the segregation of the accounting lines for the result of operations with Cenibra and Bahia Sul, which were discontinued by the Company after sale of the holdings in these companies, and the creation of the title "Result of shareholdings".

                                                            2001           2000
                                                       ---------      ---------
Equity result
Equity result                                              2,247            983
Gain on sale of investments - CENIBRA                     (1,471)             -
Equity result - CENIBRA                                      (14)          (115)
Equity result - Bahia Sul (CVRD and Florestas)               (54)           (69)
                                                       ---------      ---------
                                                             708            799
                                                       =========      =========

Discontinued operations
Gain on sale of investments - CENIBRA and Bahia Sul        1,702              -
Equity result - CENIBRA                                       14            115
Equity result - Bahia Sul (CVRD and Florestas)                54             69
                                                       ---------      ---------
                                                           1,770            184
                                                       =========      =========

Other operational expenses (revenues), net
Other operational expenses (revenues), net                (1,418)          (727)
Amortization of goodwill                                     437             27
Provision for losses                                         245             57
Others                                                       (11)             -
                                                       ---------      ---------
                                                            (747)          (643)
                                                       =========      =========
Amortization of goodwill                                    (437)           (27)
                                                       =========      =========
Provision for losses                                        (245)           (57)
                                                       =========      =========

The balances related to Bahia Sul and Cenibra were reclassified to discontinued operations.


9.26- Effects on the Statements if Adopted the Monetary Restatement (unaudited)

The main difference between the financial statements prepared according to the bylaws accounting practices and those according to the monetary restatement is due to no recognition of the net monetary restatement of permanent assets and stockholders' equity.

Additionally, we inform briefly, the balance sheet and the statement of income by monetary restatement, according to prices on December 31, 2001 (indexed by IGP-M from Fundacao Getulio Vargas).


                                     CVRD                                     43

BALANCE SHEET
December 31
--------------------------------------------------------------------------------

                                                             Parent Company                    Consolidated
                                                 --------------------------      --------------------------
                                                       2001            2000            2001            2000
                                                 ----------      ----------      ----------      ----------
Assets

Current assets                                        3,990           4,642           7,235           6,745

Long-term receivables                                 2,507           2,336           2,824           2,776

Permanent assets

     Investments                                     12,708          11,488           4,821           3,696
     Property, plant and equipment                   12,437          11,464          20,013          20,176
     Deferred charges                                     -               -             729             486
                                                 ----------      ----------      ----------      ----------
                                                     25,145          22,952          25,563          24,358
                                                 ----------      ----------      ----------      ----------
                                                     31,642          29,930          35,622          33,879
                                                 ==========      ==========      ==========      ==========

Liabilities and stockholders' equity

Current liabilities                                   3,623           3,734           5,335           5,665

Long-term liabilities                                 7,182           7,021           9,284           8,815

Deferred income                                           -               -             159             195

Minority interest                                         -               -               7              29

Stockholders' equity

     Paid-up capital                                  5,916           4,873           5,916           4,873
     Capital reserves                                 1,348           1,658           1,348           1,658
     Revenue reserves                                13,573          12,644          13,573          12,644
                                                 ----------      ----------      ----------      ----------
                                                     20,837          19,175          20,837          19,175
                                                 ----------      ----------      ----------      ----------
                                                     31,642          29,930          35,622          33,879
                                                 ==========      ==========      ==========      ==========


STATEMENT OF INCOME
Years ended December 31
--------------------------------------------------------------------------------

                                                             Parent Company                    Consolidated
                                                 --------------------------      --------------------------
                                                       2001            2000            2001            2000
                                                 ----------      ----------      ----------      ----------
Net operating revenues                                6,661           5,673          11,031          10,001
                                                 ----------      ----------      ----------      ----------
Cost of products and services                        (3,402)         (2,883)         (5,785)         (5,584)
                                                 ----------      ----------      ----------      ----------

Gross profit                                          3,259           2,790           5,246           4,417

Gross margin                                           48.9%           49.2%           47.6%           44.2%

Operating expenses                                   (1,761)           (392)         (3,738)         (1,774)
                                                 ----------      ----------      ----------      ----------
Result of investment participations                   1,847             210           1,847             210
                                                 ----------      ----------      ----------      ----------
Income before income tax and social contribution      3,345           2,608           3,355           2,853
Income tax and social contribution                      225             104             175            (124)
                                                 ----------      ----------      ----------      ----------
Income before minority interest                       3,570           2,712           3,530           2,729
Minority interest                                         -               -              40             (17)
                                                 ----------      ----------      ----------      ----------
Net income for the year                               3,570           2,712           3,570           2,712
                                                 ==========      ==========      ==========      ==========


44                                   CVRD

9.27- Segment and Geographic Information

The Company's business areas as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport and port handling (both for the Northern and Southern Systems).

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and port services.

Investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the pulp and paper sector and in steel making.

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations, and is focused primarily on return on capital employed (ROCE), net operating profit less taxes (NOPLAT) as well as net income.


                                     CVRD                                     45

Parent Company

                                                     -------------------------------------------------------

                                                                                                  ----------
                                                                          Non-                      Pulp and
                                                        Ferrous        ferrous      Logistics          paper
                                                     ----------     ----------     ----------     ----------
Results

Sales classified by geographic destination

External market
 Latin America                                              189              -              -              -
  United States                                             167            331              -              -
  Europe                                                  1,334              -              -              -
  Middle East                                               396              -              -              -
  Japan                                                     593              -              -              -
  China                                                     552              -              -              -
  Asia, other than Japan and China                          376              -              -              -
                                                     ----------     ----------     ----------     ----------

Operating revenues - external market                      3,607            331              -              -
Operating revenues - internal market                      1,908            168            603              -
                                                     ----------     ----------     ----------     ----------

Total operating revenues                                  5,515            499            603              -
Value-added taxes                                          (166)           (15)           (51)             -
                                                     ----------     ----------     ----------     ----------
Net operating revenues                                    5,349            484            552              -
                                                     ----------     ----------     ----------     ----------

Cost of products and services                            (2,714)          (302)          (245)             -
Selling and administrative expenses                        (118)             -              -              -
Research and development                                    (22)           (79)             -              -
Other operating expenses, net                              (276)           (94)             -            (65)
                                                     ----------     ----------     ----------     ----------
Operation profit before financial result and
     result of investment participations                  2,219              9            307            (65)
Financial result, net                                         -              -              -              -
Discontinued operations                                       -              -              -          1,770
Result of investments/participations                        277           (140)          (335)           (93)
Income taxes                                                  -              -              -              -
                                                     ----------     ----------     ----------     ----------
Net income for the year                                   2,496           (131)           (28)         1,612
                                                     ==========     ==========     ==========     ==========

EBITDA demonstration:

Operation profit before financial result and
     result of investment participations                  2,219              9            307            (65)
Depreciation, amortization and depletion                    400             63             25              -
Dividend received                                            73              -              -            138
Other operating expenses
Adjustments in non-cash itens:
      - Provision for contingencies                          38              -              -              -
      - Provision for loss on ICMS recoverable              139              3              -              -
      - Write-off of property, plant and equipment            -             91              -              -
      - Provision for early-retirement programs               -              -              -              -
      - Provision for losses                                  -              -              -             65
      - Provision for losses of inventories                  61              -              -              -
      - Amortization of goodwill                             38              -              -              -
      - Others                                                -              -              -              -
                                                     ----------     ----------     ----------     ----------

EBITDA                                                    2,968            166            332            138

EBITDA % of total                                          91.2%           5.1%          10.2%           4.2%
EBITDA margin %                                            55.5%          34.3%          60.1%             -
                                                     ----------     ----------     ----------     ----------
Depreciation, amortization and depletion                   (400)           (63)           (25)             -
Dividends received                                          (73)             -              -           (138)
                                                     ----------     ----------     ----------     ----------

EBIT                                                      2,495            103            307              -

Income tax and social contribution                            -              -              -              -
                                                     ----------     ----------     ----------     ----------

Net operating profit less taxes (b)                       2,495            103            307              -

Capital employed (a)
     - Property, plant and equipment in operation         5,427            291            386              -
     - Inventories                                          401             47              -              -
     - Accounts receivable                                  815             27             42              -
     - Payable to suppliers and contractors                (444)           (35)            (8)             -
     - Salaries and social charges                          (45)            (7)            (2)             -
                                                     ----------     ----------     ----------     ----------
                                                          6,154            323            418              -

Return on capital employed - ROCE (b/a)                    40.5%          31.9%          73.4%             -

                                                                                                                         2001
                                                     ------------------------------------------------------------------------
                                                                                      Holdings
                                                     -----------------------------------------
                                                                                                    Corporate
                                                        Aluminum          Steel         Others         Center           Total
                                                     -----------    -----------    -----------    -----------     -----------
Results

Sales classified by geographic destination

External market
 Latin America                                                 -              -              -              -             189
  United States                                                -              -              -              -             498
  Europe                                                       -              -              -              -           1,334
  Middle East                                                  -              -              -              -             396
  Japan                                                        -              -              -              -             593
  China                                                        -              -              -              -             552
  Asia, other than Japan and China                             -              -              -              -             376
                                                     -----------    -----------    -----------    -----------     -----------

Operating revenues - external market                           -              -              -              -           3,938
Operating revenues - internal market                           -              -              -              -           2,679
                                                     -----------    -----------    -----------    -----------     -----------

Total operating revenues                                       -              -              -              -           6,617
Value-added taxes                                              -              -              -              -            (232)
                                                     -----------    -----------    -----------    -----------     -----------
Net operating revenues                                         -              -              -              -           6,385
                                                     -----------    -----------    -----------    -----------     -----------

Cost of products and services                                  -              -              -              -          (3,261)
Selling and administrative expenses                            -              -              -           (338)           (456)
Research and development                                       -              -              -              -            (101)
Other operating expenses, net                                (18)           (48)            (6)          (240)           (747)
                                                     -----------    -----------    -----------    -----------     -----------
Operation profit before financial result and
     result of investment participations                     (18)           (48)            (6)          (578)          1,820
Financial result, net                                          -              -              -           (933)           (933)
Discontinued operations                                        -              -              -              -           1,770
Result of investments/participations                         170            165             (8)             1              37
Income taxes                                                   -              -              -            357             357
                                                     -----------    -----------    -----------    -----------     -----------
Net income for the year                                      152            117            (14)        (1,153)          3,051
                                                     ===========    ===========    ===========    ===========     ===========

EBITDA demonstration:

Operation profit before financial result and
     result of investment participations                     (18)           (48)            (6)          (578)          1,820
Depreciation, amortization and depletion                       -              -              -             15             503
Dividend received                                             18             48              6              -             283
Other operating expenses
Adjustments in non-cash itens:
      - Provision for contingencies                            -              -              -            126             164
      - Provision for loss on ICMS recoverable                 -              -              -              -             142
      - Write-off of property, plant and equipment             -              -              -              -              91
      - Provision for early-retirement programs                -              -              -             78              78
      - Provision for losses                                   -              -              -              -              65
      - Provision for losses of inventories                    -              -              -              -              61
      - Amortization of goodwill                               -              -              -              -              38
      - Others                                                 -              -              -              9               9
                                                     -----------    -----------    -----------    -----------     -----------

EBITDA                                                         -              -              -           (350)          3,254

EBITDA % of total                                              -              -              -          (10.8%)         100.0%
EBITDA margin %                                                -              -              -              -            51.0%
                                                     -----------    -----------    -----------    -----------     -----------
Depreciation, amortization and depletion                       -              -              -            (15)           (503)
Dividends received                                           (18)           (48)            (6)             -            (283)
                                                     -----------    -----------    -----------    -----------     -----------

EBIT                                                         (18)           (48)            (6)          (365)          2,468

Income tax and social contribution                             -              -              -            357             357
                                                     -----------    -----------    -----------    -----------     -----------

Net operating profit less taxes (b)                          (18)           (48)            (6)            (8)          2,825

Capital employed (a)
     - Property, plant and equipment in operation              -              -              -             47           6,151
     - Inventories                                             -              -              -              -             448
     - Accounts receivable                                     -              -              -             36             920
     - Payable to suppliers and contractors                    -              -              -            (36)           (523)
     - Salaries and social charges                             -              -              -            (64)           (118)
                                                     -----------    -----------    -----------    -----------     -----------
                                                               -              -              -            (17)          6,878

Return on capital employed - ROCE (b/a)                        -              -              -              -            41.1%


46                                   CVRD

The information related to year 2000 are as follows::

                                                                                                                                2000
                                                                 -------------------------------------------------------------------
                                                                                     Non-                    Corporate
                                                                    Ferrous       ferrous     Logistics         Center         TOTAL
                                                                 ----------    ----------    ----------     ----------    ----------
EBITDA                                                               2,157           140           319          (213)         2,403
EBITDA % of total                                                     89.8%          5.8%         13.3%         (8.9%)        100.0%
EBITDA margin %                                                       53.0%         32.6%         66.3%            -           48.3%
EBIT                                                                 1,908            85           299          (297)         1,995
Net Operating profit less income tax and social contribution (b)     1,908            85           299          (148)         2,144
Capital employed (a)                                                 6,166           441           426            22          7,055
Return on capital employed - ROCE (b/a)                               30.9%         19.3%         70.2%            -           30.4%


                                     CVRD                                     47

Consolidated


                                                     ----------------------------------------------------------------------

                                                     ----------------------------------------------------------------------
                                                                          Non-                      Pulp and
                                                        Ferrous        ferrous      Logistics          paper       Aluminum
                                                     ----------     ----------     ----------     ----------     ----------
Results

Sales classified by geographic destination

External market
 Latin America                                              585              -            151              -             96
  United States                                             583            331             48              2            265
  Europe                                                  3,816             65            102              -            755
  Middle East                                               741              -              9              -              1
  Japan                                                   1,318              -             22              -            319
  China                                                   1,106              4              1              -             26
  Asia, other than Japan and China                        1,222              -              5              -             27
                                                     ----------     ----------     ----------     ----------     ----------

Operating revenues - external market                      9,371            400            338              2          1,489
Operating revenues - internal market                      2,876            183            991             19            463
                                                     ----------     ----------     ----------     ----------     ----------

Total operating revenues                                 12,247            583          1,329             21          1,952
Value-added taxes                                          (269)           (20)           (84)            (1)           (56)
                                                     ----------     ----------     ----------     ----------     ----------
Net operating revenues                                   11,978            563          1,245             20          1,896
                                                     ----------     ----------     ----------     ----------     ----------

Cost of products and services                            (8,076)          (336)          (885)           (17)        (1,388)
Selling and administrative expenses                        (416)           (15)           (50)            (1)           (68)
Research and development                                    (22)           (79)             -              -              -
Other operating expenses, net                               823           (108)          (236)          (148)            (4)
                                                     ----------     ----------     ----------     ----------     ----------
Operation profit before financial result and
     result of investment participations                  4,287             25             74           (146)           436
Financial result, net                                      (393)           (76)           (38)            10           (213)
Discontinued operations                                       -              -              -          1,770              -
Result of investments participations                      1,911           (140)          (415)           (93)           285
Minority interests                                           (4)             -              -              -              -
Income taxes                                                (45)             -             (5)             -            (65)
                                                     ----------     ----------     ----------     ----------     ----------
Net income for the year                                   5,756           (191)          (384)         1,541            443
                                                     ==========     ==========     ==========     ==========     ==========

EBITDA demonstration:

Operation profit before financial result and
     result of investment participations                  4,287             25             74           (146)           436
Depreciation, amortization and depletion                    492             71             75              4             84
Dividend received                                             -              -             52              -              -
Other operating expenses
Adjustments in non-cash itens:
      - Provision for contingencies                          73              -             13              -             23
      - Provision for loss on ICMS recoverable              139              3              -              -              -
      - Write-off of property, plant and equipment           54             91              -              -              -
      - Provision for early-retirement programs               -              -              -              -              -
      - Provision for losses                                 32             14            (11)           200              -
      - Provision for losses of inventories                  80              -              -              -              -
      - Amortization of goodwill                             38              -              -              -              -
      - Others                                           (1,194)             -            256            (53)             1
                                                     ----------     ----------     ----------     ----------     ----------

EBITDA                                                    4,001            204            459              5            544

EBITDA % of total                                          78.0%           4.0%           9.0%           0.1%          10.6%
EBITDA margin %                                            33.4%          36.2%          36.9%          25.0%          28.7%
                                                     ----------     ----------     ----------     ----------     ----------
Depreciation, amortization and depletion                   (492)           (71)           (75)            (4)           (84)
Dividends received                                            -              -            (52)             -              -
                                                     ----------     ----------     ----------     ----------     ----------

EBIT                                                      3,509            133            332              1            460

Income tax and social contribution                          (45)             -             (5)             -            (65)
                                                     ----------     ----------     ----------     ----------     ----------

Net operating profit less taxes (b)                       3,464            133            327              1            395

Capital employed (a)
     - Property, plant and equipment in operation         6,893            559            872             33          1,115
     - Inventories                                          871             70             15              1            148
     - Accounts receivable                                3,627             54            119             12            119
     - Payable to suppliers and contractors              (2,960)           (53)           (54)            (2)          (133)
     - Salaries and social charges                         (133)           (10)           (10)            (1)            (8)
                                                     ----------     ----------     ----------     ----------     ----------
                                                          8,298            620            942             43          1,241

Return on capital employed - ROCE (b/a)                    41.7%          21.5%          34.7%           2.3%          31.8%

                                                                                                                       2001
                                                     ----------------------------------------------------------------------
                                                                      Holdings
                                                     -------------------------
                                                                                    Corporate
                                                          Steel         Others         Center   Eliminations          Total
                                                     ----------     ----------     ----------   ------------     ----------
Results

Sales classified by geographic destination

External market
 Latin America                                               21              -              -           (257)           596
  United States                                             953              -              -           (568)         1,614
  Europe                                                     99              -              -         (1,617)         3,220
  Middle East                                                 -              -              -            (81)           670
  Japan                                                       -              -              -           (603)         1,056
  China                                                      91              -              -           (305)           923
  Asia, other than Japan and China                            7              -              -           (603)           658
                                                     ----------     ----------     ----------     ----------     ----------

Operating revenues - external market                      1,171              -              -         (4,034)         8,737
Operating revenues - internal market                         48             32              -         (2,334)         2,278
                                                     ----------     ----------     ----------     ----------     ----------

Total operating revenues                                  1,219             32              -         (6,368)        11,015
Value-added taxes                                            (9)            (2)             -              -           (441)
                                                     ----------     ----------     ----------     ----------     ----------
Net operating revenues                                    1,210             30              -         (6,368)        10,574
                                                     ----------     ----------     ----------     ----------     ----------

Cost of products and services                            (1,078)           (30)             -          6,265         (5,545)
Selling and administrative expenses                         (60)           (14)          (339)            95           (868)
Research and development                                      -              -              -              -           (101)
Other operating expenses, net                               (37)            (9)          (240)        (1,081)        (1,040)
                                                     ----------     ----------     ----------     ----------     ----------
Operation profit before financial result and
     result of investment participations                     35            (23)          (579)        (1,089)         3,020
Financial result, net                                       (96)             -           (933)             -         (1,739)
Discontinued operations                                       -              -              -              -          1,770
Result of investments participations                        167             (4)             1         (2,011)          (299)
Minority interests                                           (3)             -              -             47             40
Income taxes                                                 19             (1)           356              -            259
                                                     ----------     ----------     ----------     ----------     ----------
Net income for the year                                     122            (28)        (1,155)        (3,053)         3,051
                                                     ==========     ==========     ==========     ==========     ==========

EBITDA demonstration:

Operation profit before financial result and
     result of investment participations                     35            (23)          (579)        (1,089)         3,020
Depreciation, amortization and depletion                     86              -             15                           827
Dividend received                                            40              6              -                            98
Other operating expenses
Adjustments in non-cash itens:
      - Provision for contingencies                           9              -            126                           244
      - Provision for loss on ICMS recoverable                -              -              -                           142
      - Write-off of property, plant and equipment            -              -              -                           145
      - Provision for early-retirement programs               -              -             78                            78
      - Provision for losses                                (10)             -              -                           225
      - Provision for losses of inventories                   -              -              -                            80
      - Amortization of goodwill                              -              -              -                            38
      - Others                                                5              -              9          1,207            231
                                                     ----------     ----------     ----------     ----------     ----------

EBITDA                                                      165            (17)          (351)           118          5,128

EBITDA % of total                                           3.2%          (0.3%)         (6.8%)          2.3%         100.0%
EBITDA margin %                                            13.6%             -              -              -           48.5%
                                                     ----------     ----------     ----------     ----------     ----------
Depreciation, amortization and depletion                    (86)             -            (15)             -           (827)
Dividends received                                          (40)            (6)             -              -            (98)
                                                     ----------     ----------     ----------     ----------     ----------

EBIT                                                         39            (23)          (366)           118          4,203

Income tax and social contribution                           19             (1)           356              -            259
                                                     ----------     ----------     ----------     ----------     ----------

Net operating profit less taxes (b)                          58            (24)           (10)           118          4,462

Capital employed (a)
     - Property, plant and equipment in operation         1,114              3             47                        10,636
     - Inventories                                          221              -              -                         1,326
     - Accounts receivable                                  130              7              1         (2,568)         1,501
     - Payable to suppliers and contractors                 (44)            (6)           (36)         2,454           (834)
     - Salaries and social charges                           (6)             -            (64)                         (232)
                                                     ----------     ----------     ----------     ----------     ----------
                                                          1,415              4            (52)          (114)        12,397

Return on capital employed - ROCE (b/a)                     4.1%             -              -              -           36.0%


48                                   CVRD

The information related to year 2000 are as follows:


                                              ---------------------------------------------------------------------------------
                                                                                                                       Holdings
                                                                                        ---------------------------------------
                                                                  Non-                    Pulp and
                                                 Ferrous       ferrous     Logistics         Paper       Aluminum         Steel
                                              ----------    ----------    ----------    ----------     ----------    ----------
EBITDA                                             2,582           190           322            48            485           301
EBITDA % of total                                   68.2%          5.0%          8.5%          1.3%          12.8%          7.9%
EBITDA margin %                                     32.4%         36.5%         25.4%        106.7%          26.3%         26.0%
EBIT                                               2,296           125           262            (8)           399           191
Net Operating profit less income tax  (b)          2,265           125           267           (21)           421            48
Capital employed                                   7,074           686           945         1,339          1,343         1,454
Capital employed in discontinued operations            -             -             -        (1,158)             -             -
                                              ----------    ----------    ----------    ----------     ----------    ----------
Capital employed adjusted (a)                      7,074           686           945           181          1,343         1,454

Return on capital employed  - ROCE (b/a)            32.0%         18.2%         28.3%        (11.6%)         31.3%          3.3%

                                                                                  2000
                                              ----------------------------------------


                                               Corporate
                                                  Center   Eliminations          TOTAL
                                              ----------   ------------     ----------
EBITDA                                              (278)           138          3,788
EBITDA % of total                                   (7.3%)          3.6%         100.0%
EBITDA margin %                                        -              -           43.1%
EBIT                                                (297)           138          3,106
Net Operating profit less income tax  (b)           (148)           138          3,095
Capital employed                                     (10)           (37)        12,794
Capital employed in discontinued operations            -              -         (1,158)
                                              ----------     ----------     ----------
Capital employed adjusted (a)                        (10)           (37)        11,636

Return on capital employed  - ROCE (b/a)               -              -           26.6%


9.28- Insurance

Considering the nature of its activities, the international standards applied to operation and maintenance of its installations, along with its risk-management policy that follows a security program developed expressly for the Company by specialized consultants, the Company maintains insurance from the main Brazilian and international insurance companies covering property and equipment risk, business interruption and civil liability.

Insurance coverage is obtained based on the sum of all items of the Company's property. On 12/31/01 the operational assets of the Company were valued at R$ 19 billion, and the values at risk for business interruption at R$ 5 billion.


9.29- Profit Sharing Plan

The employee profit sharing plan is linked to the results as measured by indicators such as ROCE (return on capital employed) and by the meeting of performance targets for each unit.

In 2001, the Company paid R$ 73 in profit sharing (R$ 66 in 2000), with R$ 31 referring to profit sharing for the year 2000, and constituted a provision to complement payment for the year ended 12/31/01, in the amount of R$ 44.


9.30- Concessions and Leases

(a)  Railroads

     The Company and some of its affiliated companies entered into agreements with the Brazilian government, through the Ministry of Transport, for concession, exploitation and development of public rail cargo transport services and for lease of the assets destined to render these services.

     The concessions periods are, by railroad:

     Railroad                                           End of concession period
     ---------------------------------------------------------------------------
     Vitoria-Minas (direct) (*)                                        June 2027
     Carajas (direct) (*)                                              June 2027
     Centro-Atlantica (indirect)                                     August 2026
     CFN (indirect)                                                December 2027
     Ferroban (direct)                                             December 2027
     MRS (indirect)                                                December 2026

     The concession will expire in one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.


                                     CVRD                                     49

     (*) In observance of Articles 27 and 28 of Law No. 9,074 of July 7, 1995, the granting authority (the federal government) granted the concessionaire full and irrevocable settlement, considering the payment of the price for disposal of the shares of the concessionaire obtained in the auction.

(b)  Hydroelectric Projects

     Currently, CVRD acts as an agent in the Brazilian energy market at the same time it is developing projects for electricity generation and its ability to operate competitively in this market.

     Below is a list of the projects underway and the pertinent details:

     Project                                             Start-up of operations               % Participation
     ----------------------------------------------   -------------------------      ------------------------
     Igarapava                                                     In operation                            38
     Porto Estrela                                                 In operation                            33
     Aimores                                                      December 2003                            51
     Candonga                                                     November 2003                            50
     Funil                                                        December 2002                            51
     Capim Branco I  e II                                        September 2004                            48
     Foz do Chapeco                                                   July 2006                            40
     Santa Isabel                                                   August 2006                            44

(c)  Ports

     CVRD owns specialized port terminals as listed below:

     Terminal                                                   Localization     End of concession period
     ----------------------------------------------   -----------------------   -------------------------
     Tubarao Complex                                            Vitoria - ES                         2018
     Praia Mole Terminal                                        Vitoria - ES                         2020
     Various Products Terminal                                  Vitoria - ES                         2018
     Vila Velha Terminal                                     Vila Velha - ES                         2023
     Paul Pier                                                  Vitoria - ES                         2004
     Net Bulk Terminal                                          Vitoria - ES                         2018
     Ponta da Madeira Maritime Terminal - Pier I               Sao Luis - MA                         2018
     Ponta da Madeira Maritime Terminal - Pier II              Sao Luis - MA                         2010
     Inacio Barbosa Maritime Terminal                           Aracaju - SE                         2004


9.31- Subsequent Events

Issue of Notes

On March 8, 2002, through its subsidiary Vale Overseas Limited, the Company completed the financial conditions for an operation to raise US$ 300 at 8.625% per annum, through issuance of Notes maturing on March 8, 2007, extendable to September 8, 2008.


50                                   CVRD

9.32 Shareholding Interests (Organizational Chart at 12/31/01)

                       Companhia         |     Valepar  27.14%               Companies of the CVRD Group
                       Vale do Rio Doce  |     Public   72.86%                Holding in Total Stock (%)

        ----------------                                      -----------                  -------------
             Ferrous                                          Non Ferrous                     Logistics
   ---------------------   -----------------------   -----------------------    ------------------------
Iron Ore and Pellets         Manganese and Alloys          Precious Metals.          Railroads and Ports
                                                                Base Metals
                                                      and Industry Minerals

                           -----------------------                             -------------------------
------------------------   |Urucum Mineracao S.A.|   -----------------------   |TVV-Terminal de        |
|ZAGAIA Participacoes  |   |CVRD           100.00|   |Docegeo              |   |Vila Velha S.A.        |
|CVRD          100.000 |   -----------------------   |CVRD           99.998|   |CVRD            99.887 |
------------------------                             |Others          0.002|   |Min. Tacuma      0.005 |
                           -----------------------   -----------------------   |Employees        0.108 |
------------------------   |RDME*                |   -----------------------   -------------------------
|Ferteco               |   |ITACO          100.00|   |24 Empresas de       |   -------------------------
|ZAGAIA        100.000 |   -----------------------   |Mineracao            |   |Ferrovia               |
------------------------                             |CVRD           100.00|   |Centro Atlantica S.A.  |
                           -----------------------   -----------------------   |Min. Tacuma       45.65|
------------------------   |SIBRA                |   -----------------------   |VALIA              9.99|
|Ferteco International |   |CVRD            98.16|   |PPSA                 |   |KRJ               12.31|
|Ferteco       100.000 |   |Others           1.84|   |CVRD            75.50|   |CARMO              9.99|
------------------------   -----------------------   |Mitsubishi      18.88|   |CPP                1.03|
------------------------                             |IFC              5.62|   |CSN               11.95|
|Baovale Mineracao S.A.|   -----------------------   -----------------------   |Others             9.08|
|CVRD             50.00|   |CPFL                 |   -----------------------   -------------------------
|Baoste           50.00|   |SIBRA           93.59|   |PPSA Overseas        |
------------------------   |Others           6.41|   |PPSA           100.00|   -------------------------
------------------------   -----------------------   -----------------------   |Companhia              |
|Belem-Adm e Part. Ltda|                                                       |Ferroviaria do Nordeste|
|CVRD             99.99|   -----------------------   -----------------------   |CVRD              30.00|
|Docepar           0.01|   |Nova Era Silicon**   |   |Salobo Metals**      |   |Taquari           30.00|
------------------------   |CVRD            49.00|   |CVRD            50.00|   |CSN               30.00|
                           |Mitsubishi      25.50|   |Anglo-American  50.00|   |Employees         10.00|
------------------------   |Kawasaki        22.50|   -----------------------   -------------------------
|Minas da Serra Geral**|   |Mizushima        3.00|
|CVRD             51.00|   -----------------------   ------------------------ --------------------------
|Kawasaki         24.50|                             |Mineracao Sossego     | |Ferroban                |
|Japanese Group   24.50|                             |Min. Andira      49.85| |Ferropasa          37.91|
------------------------                             |Camelback (Itaco)50.15| |CVRD               18.74|
                                                     ------------------------ |Capmelissa          6.96|
------------------------                                                      |Dasaiev (LAIF)      6.96|
|CAEMI                 |                                                      |Funcef              6.79|
|Amazon (Itaco)   16.82|                                                      |Previ               6.79|
|Mitsui           43.37|                                                      |Others             15.85|
|Others           39.81|                                                      --------------------------
------------------------
                                                                              --------------------------
------------------------                                                      |CSN Aceros S.A. *       |
|Samarco Mineracao S/A |                                                      |ITACO              62.50|
|CVRD             50.00|                                                      |CSN Panama         37.50|
|BHP Brasil       50.00|                                                      --------------------------
------------------------
------------------------                                                      --------------------------
|Hispanobras**         |                                                      |Sepetiba Tecon          |
|CVRD             50.89|                                                      |CSN Aceros S.A.    80.00|
|Aceralia CS      49.11|                                                      |CSN                20.00|
------------------------                                                      --------------------------
------------------------
|Itabrasco**           |
|CVRD             50.90|                                                              ------------------
|Ilva             49.10|                                                                       Shipping
------------------------
------------------------
|Nibrasco**            |                                                       -------------------------
|CVRD             51.00|                                                       |Docenave               |
|Nippon Steel     25.39|                                                       |CVRD             100.00|
|Japanese Group   23.61|    --------------------------                         -------------------------
------------------------    |___ Subsidiary          |
------------------------    |___ Affiliated          |                         -------------------------
|Kobrasco**            |    |___ Other Participations|                         |Navedoce *             |
|CVRD             50.00|    |___ Consortium          |                         |Docenave          82.00|
|POSCO            50.00|    --------------------------                         |Navedoce          18.00|
------------------------                                                       -------------------------
------------------------                                                       -------------------------
Kobin**                |                                                       |Seamar *               |
Kobrasco         100.00|                                                       |Navedoce         100.00|
------------------------                                                       -------------------------
------------------------
|GIIC *                |
|ITACO            50.00|   * Companies with head offices abroad
|Gulf Invest. Co. 50.00|  ** Holding linked to a Stockholders Agreement
------------------------


                                     CVRD                                     51


        --------------                                        --------------               -------------
            Holdings                                                Energy                 Others Abroad
   -------------------     -----------------------    ----------------------    ------------------------
    Bauxite. Alumina                      Timber.
        and Aluminum                 Pulp & Paper
                                                      --------------------------   -------------------------
------------------------   -----------------------   |Consortium Igarapava    |   |Rio Doce               |
|Aluvale               |   |Florestas Rio Doce   |   |Usina Hidreletrica      |   |International*         |
|CVRD            94.74 |   |CVRD            99.85|   |CVRD               38.15|   |CVRD             100.00|
|ITACO            5.26 |   |Others           0.15|   |Cia Mineira Metais 23.93|   -------------------------
------------------------   -----------------------   |CSN                17.92|   -------------------------
------------------------   -----------------------   |CEMIG              14.50|   |Rio Doce Asia *        |
|Albras                |   |Celmar               |   |Min. Morro Velho    5.50|   |Rio Doce               |
|Aluvale          51.00|   |CVRD            85.00|   --------------------------   |International    100.00|
|NAAC             49.00|   |Nissho Iwai     15.00|   --------------------------   -------------------------
------------------------   -----------------------   |Consortium              |   -------------------------
|Valesul**             |                             |Porto Estrela           |   |Rio Doce Europa        |
|Aluvale          54.51|                             |Usina Hidreletrica      |   |S.'a.r.l. *            |
|Billiton         45.49|            --------------   |CVRD               33.33|   |CVRD              99.80|
------------------------                     Steel   |CEMIG              33.33|   |Others             0.20|
------------------------                             |Coteminas          33.33|   -------------------------
|Alunorte **           |   -----------------------   --------------------------   -------------------------
|Aluvale          45.58|   |CST**                |   --------------------------   |Rio Doce               |
|Norsk Hydro      32.28|   |CVRD            22.85|   |Consortium Aimores      |   |International Finance *|
|MRN              12.62|   |Acesita/Usinor  37.29|   |Usina Hidreletrica      |   |Rio Doce Europa  100.00|
|NAAC              4.49|   |Kawasaki         7.91|   |CVRD               51.00|   -------------------------
|CBA               3.62|   |Others          31.95|   |CEMIG              49.00|   -------------------------
|JAIC              1.41|   -----------------------   --------------------------   |Itabira Rio Doce       |
------------------------                                                          |Company Ltd. - ITACO * |
------------------------   -----------------------   --------------------------   |RDIF             100.00|
|Min. Rio do Norte**   |   |California Steel*    |   |Consortium Candonga     |   -------------------------
|Aluvale          40.00|   |Rio Doce Ltd.   50.00|   |Usina Hidreletrica      |
|Billiton         14.80|   |Kawasaki        50.00|   |CVRD               50.00|   -------------------------
|Alcan            12.00|   -----------------------   |EPP                50.00|   |Rio Doce America *     |
|CBA              10.00|                             --------------------------   |ITACO            100.00|
|Alcoa             8.58|   -----------------------   --------------------------   -------------------------
|Reynolds          5.00|   |Usiminas             |   |Consortium Funil        |   -------------------------
|Norsk Hydro       5.00|   |CVRD            11.46|   |Usina Hidreletrica      |   |Rio Doce Ltd. *        |
|Abalco            4.62|   |Nippon Usiminas  9.45|   |CVRD               51.00|   |Rio Doce America 100.00|
------------------------   |Previ            8.02|   |CEMIG              49.00|   -------------------------
-----------------------    |CIU              4.95|   --------------------------   -------------------------
|Min. Vera Cruz        |   |Others          66.12|   --------------------------   |CVRD Overseas          |
|Aluvale          36.00|   -----------------------   |Consortium Capim        |   |ITACO            100.00|
|Paraibuna        42.88|                             |Branco I e II - Usina   |   -------------------------
|Fina Emp. Part.  21.12|   -----------------------   |Hidreletrica            |   -------------------------
------------------------   |Siderar (*)          |   |CVRD               46.00|   |CVRD Finance           |
                           |Itabria Rio Doce 4.85|   |CEMIG              20.00|   |CVRD Overseas    100.00|
---------------            |Usiminas         5.32|   |Suzano             17.00|   -------------------------
 Fertilizers               |Sidertubes S/A  50.21|   |Votorantim         12.00|   -------------------------
                           |ISA (employees) 10.21|   |Camargo Correa      5.00|   |CVRD Europe Trading    |
                           |Others          29.41|    --------------------------  |Energy B.V. - CETE     |
                           -----------------------   --------------------------   |CVRD             100.00|
                                                     |Consortium              |   -------------------------
                                       -----------   |Foz do Chapeco          |   -------------------------
-----------------------                e-Business    |Usina Hidreletrica      |   |Brasilux               |
|Fosfertil            |                              |CVRD               40.00|   |CVRD             100.00|
|CVRD            10.96|    -----------------------   |Serra da Mesa S.A. 40.00|   -------------------------
|Fertifos        55.35|    |Valepontocom         |   |CEEE               20.00|   -------------------------
|Others          33.69|    |CVRD           100.00|   --------------------------   |Rio Doce Comercio      |
-----------------------    -----------------------   --------------------------   |Internacional ApS *    |
                                                     |Consortium              |   |CVRD             100.00|
                           -----------------------   |Santa Isabel            |   -------------------------
                           |Solostrata S/A       |   |Usina Hidreletrica      |   -------------------------
                           |Valepontocom   100.00|   |CVRD               43.85|   |Itabira Internacional  |
                           -----------------------   |Billiton           20.60|   |Servicos e Comercio *  |
                                                     |Alcoa              20.00|   |RDCI Aps          99.99|
                           -----------------------   |Votorantin         10.00|   |Others             0.01|
                           |Multistrata S/A      |   |C. Correa Cimentos  5.55|   -------------------------
                           |Valepontocom   100.00|   --------------------------
                           -----------------------

                           -----------------------
                           |Infostrata S/A       |
                           |Valepontocom   100.00|
                           -----------------------

                           -----------------------
                           |Quadrem Int. Holdings|
                           |LTD.                 |
                           |ITACO            9.00|
                           |Others          91.00|
                           -----------------------

                                        CVRD                                  51

                                    Part III

10     Statement of Investments in Subsidiaries and Jointly Controlled Companies

                                                                                                         Attachment I

Years ended December 31, 2001                                                                    In millions of reais
---------------------------------------------------------------------------------------------------------------------
                                                                                               Accounting Information
                                                                      -----------------------------------------------
                                                                      Participation (%)                        Assets
                                                                      -----------------   ---------------------------


                                                                                                    Long-
                                                                     Total      Voting    Current   term   Permanent
                                                                     ------     -------   -------  ------- ---------
Subsidiaries (a)
 Amazon Iron Ore Overseas Co. Ltd.                                    100.00    100.00       --      --       670
 Brasilux S.A.                                                        100.00    100.00       52      54        --
 CELMAR S.A. - Industria de Celulose e Papel                           85.00     85.00       10      --        66
 Companhia Paulista Ferro-Ligas - CPFL                                 93.59     99.88       72      68        76
 CVRD Overseas Ltd.                                                   100.00    100.00      334     696        --
 Docepar S.A                                                          100.00    100.00        4      47        --
 Ferteco Mineracao S.A. (c)                                           100.00    100.00      328      88     1,573
 Florestas Rio Doce S.A                                                99.85    100.00       67      30        --
 Itabira Internacional Servicos e Comercio Lda                         99.99     99.99      759      --        --
 Itabira Rio Doce Company Limited - ITACO                              99.99     99.99    2,055     167     1,770
 Mineracao Tacuma Ltda.                                               100.00    100.00        1     123        84
 Navegacao Vale do Rio Doce S.A. - DOCENAVE                           100.00    100.00      216     119       256
 Para Pigmentos S.A.                                                   75.50     80.00       61      --       196
 Rio Doce America Inc.                                                100.00    100.00       50     256       268
 Rio Doce Europa Servicos e Comercio - RDE                             99.80     99.80       87      --     2,164
 Rio Doce International Finance Ltd.                                   99.80     99.80    1,863   1,487     2,471
 Rio Doce Manganese Europe - RDME                                     100.00    100.00      149      --        55
 SIBRA - Eletrosiderurgica Brasileira S.A.                             98.16     99.96      227      61       253
 Urucum Mineracao S.A                                                 100.00    100.00       31       4        39
 Vale do Rio Doce Aluminio S.A. - ALUVALE                              94.74    100.00      143       7       719
 Others                                                                   --        --       51      53       294

Jointly controlled companies (a)
 ALBRAS - Aluminio Brasileiro S.A.                                     51.00     51.00      368     299     1,135
 ALUNORTE - Alumina do Norte do Brasil S.A.                            45.58     50.31      371     142     1,236
 Caemi Mineracao e Metalurgia S.A. (b)                                 16.82     50.00      924     165     1,526
 California Steel Industries, Inc.                                     50.00     50.00      478       9       647
 Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                50.00     50.00       88      40       220
 Companhia Ferroviaria do Nordeste S.A.                                30.00     30.00        6       7        31
 Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS             50.89     51.00      102      26        35
 Companhia Italo-Brasileira de Pelotizacao - ITABRASCO                 50.90     51.00       94      32        15
 Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO                   51.00     51.11       76      34        64
 Companhia Siderurgica de Tubarao - CST                                22.85     20.51      850     459     4,541
 Ferrovia Centro - Atlantica S.A.                                      45.65     20.00       90     261       382
 Gulf Industrial Investment Co. - GIIC                                 50.00     50.00      199      --        97
 Minas da Serra Geral S.A. - MSG                                       51.00     51.00       28       8        34
 Mineracao Rio do Norte S.A.                                           40.00     40.00      117       7       738
 Nova Era Silicon S.A.                                                 49.00     49.00       17      --        39
 Salobo Metais Ltda.                                                   50.00     50.00       --      --       427
 Samarco Mineracao S.A.                                                50.00     50.00      366      32       865
 Valesul Aluminio S.A.                                                 54.51     54.51      117      15       143
 Others                                                                   --        --       43      41       339


Notes:

(a) The balances above represents the amounts presented in the financial statements of those companies in December 31, 2001 and not only the part included in the consolidated financial statements of company;
(b) The financial statements of Caemi are consolidated and include R$ 189 of minority interests;
(c) The informed result is related to the year 2001. The company's interest was acquired in April, 2001.

52                                      CVRD


10     Statement of Investments in Subsidiaries and Jointly Controlled Companies

                                                                    Attachment I (cont'd)

Years ended December 31, 2001                                       In millions of reais
----------------------------------------------------------------------------------------
                                                                  Accounting Information
                                                             ---------------------------
                                                                             Liabilities
                                                             ---------------------------

                                                                                Adjusted
                                                                     Long- stockholders'
                                                             Current term         equity
                                                             ------- ----- -------------
Subsidiaries (a)
 Amazon Iron Ore Overseas Co. Ltd.                             --       --           670
 Brasilux S.A.                                                 91       --            15
 CELMAR S.A. - Industria de Celulose e Papel                  146       --           (70)
 Companhia Paulista Ferro-Ligas - CPFL                         62       25           129
 CVRD Overseas Ltd.                                           161      696           173
 Docepar S.A.                                                  67       21           (37)
 Ferteco Mineracao S.A. (c)                                   320      264         1,404
 Florestas Rio Doce S.A.                                        2        4            91
 Itabira Internacional Servicos e Comercio Lda.                --       --           759
 Itabira Rio Doce Company Limited - ITACO                     703      819         2,470
 Mineracao Tacuma Ltda.                                        27      190            (9)
 Navegacao Vale do Rio Doce S.A. - DOCENAVE                    89      151           351
 Para Pigmentos S.A.                                          163       94            -
 Rio Doce America Inc.                                         80       27           467
 Rio Doce Europa Servicos e Comercio - RDE                     29       --         2,222
 Rio Doce International Finance Ltd.                        2,232    1,425         2,164
 Rio Doce Manganese Europe - RDME                             118        4            82
 SIBRA - Eletrosiderurgica Brasileira S.A.                    200      131           210
 Urucum Mineracao S.A.                                         12       18            44
 Vale do Rio Doce Aluminio S.A. - ALUVALE                      34        8           827
 Others                                                       109       21           268

Jointly controlled companies (a)
 ALBRAS - Aluminio Brasileiro S.A.                            507    1,072           223
 ALUNORTE - Alumina do Norte do Brasil S.A.                   220    1,003           526
 Caemi Mineracao e Metalurgia S.A. (b)                        713      991           911
 California Steel Industries, Inc.                            102      520           512
 Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO       270       64            14
 Companhia Ferroviaria do Nordeste S.A.                        37      118          (111)
 Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS     61       22            80
 Companhia Italo-Brasileira de Pelotizacao - ITABRASCO         59       24            58
 Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO           65       26            83
 Companhia Siderurgica de Tubarao - CST                     1,086    1,907         2,857
 Ferrovia Centro - Atlantica S.A.                             115      832          (214)
 Gulf Industrial Investment Co. - GIIC                        120       --           176
 Minas da Serra Geral S.A. - MSG                                8       11            51
 Mineracao Rio do Norte S.A.                                  121      136           605
 Nova Era Silicon S.A.                                         20       10            26
 Salobo Metais Ltda.                                           --      332            95
 Samarco Mineracao S.A.                                       475      336           452
 Valesul Aluminio S.A.                                         29       21           225
 Others                                                        14      154           255


52                                      CVRD

10     Statement of Investments in Subsidiaries and Jointly Controlled Companies
                                                                                                               Attachment I (cont'd)

Years ended December 31, 2001                                                                                   In millions of reais
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Accounting Information
                                                               ---------------------------------------------------------------------
                                                                                                      Statement of income operations
                                                               ---------------------------------------------------------------------
                                                                            Costs
                                                                         products   Operating       Non-    Income tax
                                                                    Net       and      income  operating    and social  Adjusted net
                                                               revenues  services   (expenses)    result  contribution income (loss)
                                                               --------  --------   ---------- ---------  ------------ -------------
Subsidiaries (a)
 Amazon Iron Ore Overseas Co. Ltd.                                   -         -            -          -             -            -
 Brasilux S.A.                                                     195      (192)          (5)         -             -           (2)
 CELMAR S.A. - Industria de Celulose e Papel                         -         -         (135)         -             -         (135)
 Companhia Paulista Ferro-Ligas - CPFL                             171      (118)         (29)        (2)            1           23
 CVRD Overseas Ltd.                                                863      (771)          10          -             -          102
 Docepar S.A.                                                        -         -           20          -             -           20
 Ferteco Mineracao S.A. (c)                                        538      (372)        (234)         -             8           47
 Florestas Rio Doce S.A.                                            19       (17)           7          1             -           10
 Itabira Internacional Servicos e Comercio Lda.                      -         -           87          -             -           87
 Itabira Rio Doce Company Limited - ITACO                        3,288    (2,998)          (5)     1,220             -        1,505
 Mineracao Tacuma Ltda.                                              -         -         (272)         -            26         (246)
 Navegacao Vale do Rio Doce S.A. - DOCENAVE                        531      (484)          26        (87)          (30)         (44)
 Para Pigmentos S.A.                                                78       (33)        (122)         -             -          (77)
 Rio Doce America Inc.                                             208      (200)           6          -            (7)           7
 Rio Doce Europa Servicos e Comercio - RDE                           -         -        1,486          -             -        1,486
 Rio Doce International Finance Ltd.                               142       (72)       1,419          -             -        1,489
 Rio Doce Manganese Europe - RDME                                  214      (197)           3          -             -           20
 SIBRA - Eletrosiderurgica Brasileira S.A.                         387      (242)         (63)        (9)           (4)          69
 Urucum Mineracao S.A.                                              43       (23)         (12)         3            (4)           7
 Vale do Rio Doce Aluminio S.A. - ALUVALE                            2         -          144          -             -          146
 Others                                                            113      (100)         (13)         -            (2)          (2)

Jointly controlled companies (a)
 ALBRAS - Aluminio Brasileiro S.A.                               1,094      (646)        (329)        (1)          (86)          32
 ALUNORTE - Alumina do Norte do Brasil S.A.                        687      (498)        (227)         -           (12)         (50)
 Caemi Mineracao e Metalurgia S.A. (b)                               -         -            -          -             -            -
 California Steel Industries, Inc.                               1,486    (1,422)         (95)         -             8          (23)
 Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO            307      (238)        (107)         -             -          (38)
 Companhia Ferroviaria do Nordeste S.A.                             19       (31)         (99)         -             -         (111)
 Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS         269      (223)           -         (8)          (13)          25
 Companhia Italo-Brasileira de Pelotizacao - ITABRASCO             246      (203)          (4)        (2)           (9)          28
 Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO               486      (423)         (63)         -           (14)         (14)
 Companhia Siderurgica de Tubarao - CST                          1,978    (1,555)        (404)       (21)           64           62
 Ferrovia Centro - Atlantica S.A.                                  248      (239)        (227)         4             -         (214)
 Gulf Industrial Investment Co. - GIIC                             295      (258)          (7)         -             -           30
 Minas da Serra Geral S.A. - MSG                                    40       (24)          (4)         -             -           12
 Mineracao Rio do Norte S.A.                                       504      (222)         (15)         -           (23)         244
 Nova Era Silicon S.A.                                              58       (37)         (14)         -            (1)           6
 Salobo Metais Ltda.                                                 -         -            -          -             -            -
 Samarco Mineracao S.A.                                            764      (353)        (258)       (20)          (27)         106
 Valesul Aluminio S.A.                                             303      (214)         (30)        (2)          (14)          43
 Others                                                             11        (8)         (12)         -            (1)         (10)


52                                      CVRD



                                                                                                                       Attachment II

11.1 - Aluminum Area (Adjusted and Unaudited)                                                                           In millions
------------------------------------------------------------------------------------------------------------------------------------
        Data                                                              ALBRAS            ALUNORTE              (cont'd below)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  2001      2000      2001      2000      2001
                                                              --------  --------    ------    ------  --------
Quantity sold - external market                   MT (thousand)    317       351       819       795         -
Quantity sold - internal market                   MT (thousand)     15        15       721       801        16
                                                              --------  --------    ------    ------  --------
Quantity sold - total                             MT (thousand)    332       366     1,540     1,596        16
                                                              ========  ========    ======    ======  ========
Average sales price - external market                  US$    1,426.64  1,508.21    179.47    198.04         -
Average sales price - internal market                  US$    1,477.68  1,513.79    192.36    195.21  1,843.43
Average sales price - total                            US$    1,428.99  1,508.42    185.51    196.63  1,843.43

Long-term indebtedness, gross                          US$         450       536       425       451         -
Short-term indebtedness, gross                         US$         183       193        46        40         -
                                                              --------  --------    ------    ------  --------
Total indebtedness, gross                              US$         633       729       471       491         -
                                                              ========  ========    ======    ======  ========
Long-term indebtedness, net                            US$         450       536       425       437         -
Short-term indebtedness, net                           US$         141       160         -         -         -
                                                              --------  --------    ------    ------  --------
Total indebtedness, net                                US$         591       696       425       437         -
                                                              ========  ========    ======    ======  ========
Stockholders' equity                                    R$         223       191       526       430       827
                                                              ========  ========    ======    ======  ========
Net operating revenues                                  R$       1,095     1,007       687       590         2
Cost of products                                        R$        (646)     (584)     (498)     (415)        -
Other expenses/revenues                                 R$         (79)      (64)      (23)      (51)       11

Depreciation, amortization and depletion                R$          68        68        51        51         -
                                                              --------  --------    ------    ------  --------
EBITDA --------------------------------------->         R$         438       427       217       175        13

Depreciation, amortization and depletion                R$         (68)      (68)      (51)      (51)        -
                                                              --------  --------    ------    ------  --------
EBIT   --------------------------------------->         R$         370       359       166       124        13
Gain on investments accounted for by the equity method  R$           -         -         -         -       116
Non-operating result                                    R$          22        (2)        -         -         -
Net financial result                                    R$        (263)     (174)     (204)     (139)       16
                                                              --------  --------    ------    ------  --------
Income before income tax and social contribution        R$         129       183       (38)      (15)      145
Income tax and social contribution                      R$         (97)       61       (11)      (39)        1
                                                              --------  --------    ------    ------  --------
Net income                                              R$          32       224       (49)       24       146
                                                              ========  ========    ======    ======  ========
Property, plant and equipment in operation              R$         959       974       887       918         -
Inventories                                             R$         103       103       104        73         -
Accounts receivable                                     R$          38        46        77        69         -
Payable to suppliers and contractors                    R$         (67)      (97)     (106)      (70)        -

Salaries and social charges                             R$          (7)       (8)       (3)       (3)        -
                                                              --------  --------    ------    ------  --------
Capital employed ----------------------------->         R$       1,026     1,018       959       987         -
                                                              ========  ========    ======    ======  ========
ROCE after taxes                                                  26.6%     41.3%     16.2%     16.5%        -
                                                              --------  --------    ------    ------  --------
ROE                                                               14.3%    127.7%     (9.3%)     5.6%     17.7%
                                                              --------  --------    ------    ------  --------


                                    CVRD                                     53

                                                                                                              Attachment II (cont'd)

11.1 - Aluminum Area (Adjusted and Unaudited)                                                                           In Millions
------------------------------------------------------------------------------------------------------------------------------------
        Data                                             ALUVALE                 MRN              VALESUL
------------------------------------------------------------------------------------------------------------------------------------
                                                            2000      2001      2000       2001      2000
                                                        --------    ------    ------   --------  --------
Quantity sold - external market                                -     3,413     3,991         23        30
Quantity sold - internal market                                3     7,539     7,251         53        56
                                                        --------    ------    ------   --------  --------
Quantity sold - total                                          3    10,952    11,242         76        86
                                                        ========    ======    ======   ========  ========

Average sales price - external market                         --     22.27     22.48   1,590.39  1,638.44
Average sales price - internal market                   2,285.67     20.36     20.30   1,662.01  2,070.21
Average sales price - total                             2,285.67     20.95     21.18   1,913.54  1,912.41

Long-term indebtedness, gross                                  -        22         1          2         3
Short-term indebtedness, gross                                 -         1         1          1        26
                                                        --------    ------    ------   --------  --------
Total indebtedness, gross                                      -        23         2          3        29
                                                        ========    ======    ======   ========  ========
Long-term indebtedness, net                                    -         -         -          2         3
Short-term indebtedness, net                                   -         -         -          2        26
                                                        --------    ------    ------   --------  --------
Total indebtedness, net                                        -         -         -          4        29
                                                        ========    ======    ======   ========  ========
Stockholders' equity                                         716       605       542        225       182
                                                        ========    ======    ======   ========  ========

Net operating revenues                                        18       504       399        303       271
Cost of products                                             (12)     (222)     (200)      (214)     (199)
Other expenses/revenues                                        1        (9)      (10)       (21)      (13)

Depreciation, amortization and depletion                       -        45        45         14        73
                                                        --------    ------    ------   --------  --------
EBITDA -------------------------------------->                 7       318       234         82       132

Depreciation, amortization and depletion                       -       (45)      (45)       (14)      (73)
                                                        --------    ------    ------   --------  --------
EBIT   -------------------------------------->                 7       273       189         68        59
Gain on investments accounted for by the equity method       258        (1)        2          -         -
Non-operating result                                           -         -        18         (2)        -
Net financial result                                          43        (8)        7         (9)       (3)
                                                        --------    ------    ------   --------  --------
Income before income tax and social contribution             308       264       216         57        56
Income tax and social contribution                            (9)      (20)      (30)       (14)      (15)
                                                        --------    ------    ------   --------  --------
Net income                                                   299       244       186         43        41
                                                        ========    ======    ======   ========  ========
Property, plant and equipment in operation                     -       425       394         94       103
Inventories                                                    -        19        21         75        60
Accounts receivable                                            -        83        41         29        50
Payable to suppliers and contractors                           -       (42)      (10)       (19)      (13)

Salaries and social charges                                    -        (6)       (3)        (3)       (2)
                                                        --------    ------    ------   --------  --------
Capital employed ----------------------------->                -       479       443        176       198
                                                        ========    ======    ======   ========  ========
ROCE after taxes                                               -      52.8%     35.9%      30.7%     22.2%
                                                        --------    ------    ------   --------  --------
ROE                                                         41.8%     40.3%     34.3%     191.1%     22.5%
                                                        --------    ------    ------   --------  --------

                                       CVRD                                   53


                                                                                                             Attachment II (cont'd)

11.2 - Pelletizing Affiliates (Adjusted and Unaudited)                                                                  In Millions
-----------------------------------------------------------------------------------------------------------------------------------
        Data                                                         HISPANOBRAS           ITABRASCO            KOBRASCO
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  2001      2000      2001      2000      2001      2000      2001
                                                                ------    ------    ------    ------   -------    ------    ------
Quantity sold - external market                   MT (thousand)  1,218     1,443     2,247     2,804     2,135     3,682     2,311
Quantity sold - internal market - CVRD            MT (thousand)  2,390     2,490     1,040       682     2,049       733     4,541
Quantity sold - internal market - Others          MT (thousand)      -         -         -         -         -         -       141
                                                                ------    ------    ------    ------   -------    ------    ------
Quantity sold - total                             MT (thousand)  3,608     3,933     3,287     3,486     4,184     4,415     6,993
                                                                ======    ======    ======    ======   =======    ======    ======
Average sales price - external market                  US$       31.44     30.63     31.63     30.99     30.56     29.92     30.20
Average sales price - internal market                  US$       31.41     30.53     31.93     31.34     31.32     30.78     29.70
Average sales price - total                            US$       31.42     30.56     31.72     30.98     30.93     30.05     29.80

Long-term indebtedness, gross                          US$           -         -         -         -       129       126         4
Short-term indebtedness, gross                         US$           -         -         -         -         -         1         2
                                                                ------    ------    ------    ------   -------    ------    ------
Total indebtedness, gross                              US$           -         -         -         -       129       127         6
                                                                ======    ======    ======    ======   =======    ======    ======
Long-term indebtedness, net                            US$           -         -         -         -       129       122         7
Short-term indebtedness, net                           US$           -         -         -         -         -         -         -
                                                                ------    ------    ------    ------   -------    ------    ------
Total indebtedness, net                                US$           -         -         -         -       129       122         7
                                                                ======    ======    ======    ======   =======    ======    ======
Stockholders' equity                                    R$          80        68        58        45        14        51        83
                                                                ======    ======    ======    ======   =======    ======    ======

Net operating revenues                                  R$         269       224       246       198       307       241       483
Cost of products                                        R$        (223)     (186)     (203)     (171)     (238)     (189)     (423)
Other expenses/revenues                                 R$          (2)       (2)       (5)       (3)       (3)       (2)       (7)

Depreciation, amortization and depletion                R$          10         9         1         2         9         9        16
                                                                ------    ------    ------    ------   -------    ------    ------
EBITDA ------------------------------------>            R$          54        45        39        26        75        59        69
Depreciation, amortization and depletion                R$         (10)       (9)       (1)       (2)       (9)       (9)      (16)
                                                                ------    ------    ------    ------   -------    ------    ------
EBIT--------------------------------------->            R$          44        36        38        24        66        50        53
Other expenses - non cash                               R$           -         -         -         -       (38)        -       (45)
Gain on investments accounted for by the equity method  R$           -         -         -         -         1         2         -
Non-operating result                                    R$         (10)       (7)       (2)       (5)        -         -         -
Net financial result                                    R$           2         4         1         4       (67)      (44)       (7)
                                                                ------    ------    ------    ------   -------    ------    ------
Income before income tax and social contribution        R$          36        33        37        23       (38)        8         1
Income tax and social contribution                      R$         (11)      (12)       (9)       (9)        -        (2)      (15)
                                                                ------    ------    ------    ------   -------    ------    ------
Net income                                              R$          25        21        28        14       (38)        6       (14)
                                                                ======    ======    ======    ======   =======    ======    ======
Property, plant and equipment in operation              R$          29        36        10         8       211       217        47
Inventories                                             R$          21        13        14         9        17        13        54
Accounts receivable                                     R$          74        54        56        41        37        19        13
Payable to suppliers and contractors                    R$         (49)      (37)      (45)      (29)      (31)      (29)      (55)

Salaries and social charges                             R$           -         -         -         -         -         -         -
                                                                ------    ------    ------    ------   -------    ------    ------
Capital employed-------------------------->             R$          75        66        35        29       234       220        59
                                                                ======    ======    ======    ======   =======    ======    ======
ROCE after taxes                                                  44.0%     36.4%     82.9%     51.7%     28.2%     21.8%     64.4%
                                                                ------    ------    ------    ------   -------    ------    ------
ROE                                                               31.3%     30.9%     48.3%     31.1%   (271.4%)    11.8%    (16.9%)
                                                                ------    ------    ------    ------   -------    ------    ------


53                                      CVRD

                                                                                                             Attachment II (cont'd)

11.2 - Pelletizing Affiliates (Adjusted and Unaudited)                                                                 In Millions
-----------------------------------------------------------------------------------------------------------------------------------
        Data                                                NIBRASCO              SAMARCO
-----------------------------------------------------------------------------------------------------------------------------------
                                                                2000       2001      2000
                                                              ------     ------    ------
Quantity sold - external market                                2,398     11,201    14,622
Quantity sold - internal market - CVRD                         6,197          -         -
Quantity sold - internal market - Others                         169          -         -
                                                              ------     ------    ------
Quantity sold - total                                          8,764     11,201    14,622
                                                              ======     ======    ======
Average sales price - external market                          29.52      29.70     29.40
Average sales price - internal market                          30.36          -         -
Average sales price - total                                    30.13      29.70     29.40

Long-term indebtedness, gross                                      6        110       146
Short-term indebtedness, gross                                     2        171       170
                                                              ------     ------    ------
Total indebtedness, gross                                          8        281       316
                                                              ======     ======    ======
Long-term indebtedness, net                                        -        110       146
Short-term indebtedness, net                                       -        167       170
                                                              ------     ------    ------
Total indebtedness, net                                            -        277       316
                                                              ======     ======    ======
Stockholders' equity                                             119        452       464
                                                              ======     ======    ======

Net operating revenues                                           478        764       756
Cost of products                                                (404)      (353)     (403)
Other expenses/revenues                                          (31)       (67)      (71)

Depreciation, amortization and depletion                          17         26        37
                                                              ------     ------    ------
EBITDA ------------------------------------------>                60        370       319
Depreciation, amortization and depletion                         (17)       (26)      (37)
                                                              ------     ------    ------
EBIT -------------------------------------------->                43        344       282
Other expenses - non cash                                          -        (32)      (81)
Gain on investments accounted for by the equity method             -         (2)      (14)
Non-operating result                                               -        (20)        2
Net financial result                                               5       (157)     (168)
                                                              ------     ------    ------
Income before income tax and social contribution                  48        133        21
Income tax and social contribution                               (14)       (27)      (10)
                                                              ------     ------    ------
Net income                                                        34        106        11
                                                              ======     ======    ======
Property, plant and equipment in operation                        60        832       831
Inventories                                                       18         91        60
Accounts receivable                                               49        166       185
Payable to suppliers and contractors                             (60)       (14)      (23)

Salaries and social charges                                        -        (10)      (17)
                                                              ------     ------    ------
Capital employed-------------------------------->                 67      1,065     1,036
                                                              ======     ======    ======
ROCE after taxes                                                43.3%     29.8%     26.3%
                                                              ------     ------    ------
ROE                                                             28.6%     23.5%      2.4%
                                                              ------     ------    ------


54                                      CVRD

12- OPINION OF INDEPENDENT ACCOUNTANTS

          (A free translation of the original opinion in Portuguese expressed on financial statements prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)




March 22, 2002

To the Board of Directors and
Companhia Vale do Rio Doce

1 We have audited the balance sheets of Companhia Vale do Rio Doce as of December 31, 2001 and 2000 and the corresponding statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended, and the consolidated balance sheets of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies as of December 31, 2001 and 2000 and the corresponding consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of certain subsidiaries, jointly-controlled companies and affiliates mentioned in Note 9.10, accounted for by the equity method, were carried out by other independent accountants and our opinion in regard to these investments, amounting to R$ 2,505 million (2000 - R$ 2,956 million) and the earnings therefrom of R$ 316 million (2000 - earnings of R$ 482 million), is based exclusively on the reports of these independent accountants.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based upon our audits and on the opinions of the other independent accountants, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies as of December 31, 2001 and 2000 and the results of its operations, the changes in its stockholders' equity and the changes in its financial position, as well as the consolidated results of operations and the changes in consolidated financial position, for the years then ended, in conformity with the accounting principles prescribed by Brazilian Corporate Law.

4 Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flows and of value added of Companhia Vale do Rio Doce and its subsidiaries and jointly - controlled companies and the labor and social indicators of Companhia Vale do Rio Doce are presented for purposes of additional information, and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ


Douglas H. Woods
Partner

Accountant CRC-SP-101.652/O-0-S-RJ


                                      CVRD                                   55

13- MEMBERS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, CHIEF EXECUTIVE OFFICER
    AND EXECUTIVE DIRECTORS

BOARD OF DIRECTORS                                         Executive Director of Human Resources and
Luiz Tarquinio Sardinha Ferro                              Corporate Services
Chairman                                                   Carla Grasso

Erik Persson                                               Executive Director of the Iron Ore Area
                                                           Armando de Oliveira Santos Neto

Fabio de Oliveira Barbosa                                  Eduardo Marcos de Barros Faria
                                                           Director of Commercialization

Francisco Valadares Povoa                                  Jayme Nicolato Correa
                                                           Director of Iron Ore for the Northern System

Joao Moises Oliveira                                       Joaquim Martino Ferreira
                                                           Director of Pelletization and Metallurgy

Jose Marques de Lima                                       Jose Francisco Martins Viveiros
                                                           Director of Iron Ore for the Southern System

Octavio Lopes Castello Branco Neto                         Marconi Tarbes Vianna
                                                           Director of Manganese and Alloys

Renato da Cruz Gomes
                                                           Executive Director of Logistics Area
                                                           Guilherme Rodolfo Laager
Romeu do Nascimento Teixeira
                                                           Elias David Nigri
                                                           Director of Development and Shareholdings

AUDIT COMMITTEE
Claudia Torres Teixeira
                                                           Executive Director of the Shareholdings Area and
Eliseu Martins                                             Businesses Development and  Acting Executive Director of
                                                           Non-Ferrous Area
                                                           Antonio Miguel Marques
Luiz Carlos Angelotti
                                                           Antonio Carlos Varela
Marcos Fabio Coutinho                                      Director of Pulp and Paper

Ronaldo Camillo                                            Dalton Nose
                                                           Director of Development

CHIEF EXECUTIVE OFFICER                                    Edward Dias da Silva
Roger Agnelli                                              Director of Energy

Director of Legal Affairs                                  Helcio Roberto Martins Guerra
Paulo Francisco de Almeida Lopes                           Director of Precious Metals

Executive Director of Control and Planning and             Paulo Eduardo Libanio
Acting Executive Director of Finance                       Director of Basic Metals and Industrial Minerals

Gabriel Stoliar

Otto de Souza Marques Junior
Director of Control
                                                           Eduardo de Carvalho Duarte     Otto de Souza Marques Junior
Tito Botelho Martins Junior                                Chief Accountant               Director of Control
Director of Finance                                        CRC-RJ 57439


56                                   CVRD

4

        ------------------------------------------------------------------------

                        Opinion of the Audit Committee

        ------------------------------------------------------------------------

OPINION OF THE AUDIT COMMITTEE ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF COMPANHIA VALE DO RIO DOCE AT DECEMBER 31, 2001

The Audit Committee of Companhia Vale do Rio Doce, in the exercise of its statutory and legal duties, after examining the Company's Annual Report, Balance Sheet, Statement of Operations, Statement of Changes in Stockholders' Equity, Statement of Changes in Financial Position and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2001, and based on the opinion of the independent accountants, is of the opinion that the referred documents, examined in light of applicable corporate legislation, which does not require information to be stated in currency of constant purchasing power, should be approved by the Annual General Stockholders' Meeting.


Rio de Janeiro, March 27, 2002


Antonio Jose da Barbara


Claudia Torres Teixeira


Eliseu Martins


Marcos Fabio Coutinho


Ronaldo Camillo